Exhibit 2.1

CONFIDENTIAL

Execution Version

AGREEMENT AND PLAN OF MERGER

among:

Amicus Therapeutics, Inc.,

a Delaware corporation;

BioMarin Pharmaceutical Inc.,

a Delaware corporation;

Lynx Merger Sub 1, Inc.,

a Delaware corporation,

Dated as of December 19, 2025

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

Exhibits

Exhibit A	Certain Definitions

Annexes

Annex I	Form of Certificate of Incorporation of the Surviving Corporation

-iii-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of December 19, 2025 (the “Agreement Date”), by and among (i) BioMarin Pharmaceutical Inc., a Delaware corporation (“Parent”), (ii) Lynx Merger Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and (iii) Amicus Therapeutics, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

INTRODUCTION

A. Parent desires to acquire the Company through the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding share of Company Common Stock (collectively, the “Shares”) as of the Effective Time (other than Excluded Shares and Dissenting Shares) shall be cancelled and converted into the right to receive $14.50 per Share, in cash, without interest (the “Merger Consideration”) and subject to any applicable withholding of Taxes, and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

B. The board of directors of the Company (the “Board of Directors”) has unanimously (i) determined that this Agreement and the Transactions, including the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into this Agreement, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Merger, (iv) resolved that the Merger shall be governed by Section 251(c) of the DGCL, upon the terms and subject to the conditions set forth in this Agreement, and (v) resolved to recommend that the stockholders of the Company adopt this Agreement at any meeting of the Company’s stockholders held for such purpose and any adjournment or postponement thereof (the preceding clauses (i), (ii) and (v) collectively, the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of this Agreement.

C. The board of directors of each of Parent and Merger Sub have approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement.

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

SECTION 1

MERGER TRANSACTION

1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(c) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease, and the Company will continue as the Surviving Corporation.

1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Section 7, and unless otherwise mutually agreed in writing among the Company, Parent and Merger Sub, the consummation of the Merger (the “Closing”) shall take place by means of a virtual closing via the electronic exchange of documents and signatures by the Parties as soon as practicable (and in no event later than three Business Days) following the satisfaction or, to the extent permitted by applicable Legal Requirements, waiver (by the Party or Parties entitled to the benefits thereof) of the last of the conditions set forth in Section 6 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Legal Requirements, waiver of such conditions at the Closing); provided that if the Parties mutually agree in writing upon another date, the Closing shall take place on such date. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Merger Sub shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form reasonably agreed upon between the Parties and as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and the Parties shall take all such further actions as may be required by applicable Legal Requirements to make the Merger effective. The Merger shall become effective upon the date and time of the filing of that certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time the Merger is effective, the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers.

(a) As of the Effective Time, the certificate of incorporation of the Company shall by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Annex I and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 5.4(a).

(b) As of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 5.4(a), except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation.

(c) As of the Effective Time, the directors and officers of the Surviving Corporation shall be the respective individuals who served as the directors and officers of Merger Sub as of immediately prior to the Effective Time, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

1.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

(i) any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury) shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares held immediately prior to the Effective Time by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent or Merger Sub shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) any Shares held immediately prior to the Effective Time by any direct or indirect wholly owned Subsidiary of the Company shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary shall own the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time and no other consideration shall be delivered in exchange therefor (such Shares together with the Shares described in the preceding clauses (i) and (ii), the “Excluded Shares”);

(iv) except as provided in clauses (i), (ii) and (iii) above and subject to Section 1.5(b), each Share outstanding immediately prior to the Effective Time (other than any Dissenting Shares, which shall have only those rights set forth in Section 1.7) shall be converted into the right to receive Merger Consideration, in each case without any interest thereon and subject to any applicable withholding of Taxes in accordance with Section 1.6(e); and

(v) each share of the common stock, $0.001 par value per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation.

From and after the Effective Time, subject to this Section 1.5(a), all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Shares (other than Dissenting Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Shares in accordance with Section 1.6, or, in the case of Dissenting Shares, the rights set forth in Section 1.7.

(b) If, between the Agreement Date and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted; provided that nothing in this Section 1.5(b) shall be construed to permit the Company to take any action that is prohibited by Section 4.2 or the other terms of this Agreement.

1.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of Shares to receive the aggregate Merger Consideration to which holders of such Shares shall become entitled pursuant to Section 1.5. On or prior to the Closing Date, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 1.5 and Section 1.8 (the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay the aggregate Merger Consideration in the Merger; provided that any interest or other income earned on investment of the Payment Fund shall be promptly returned to Parent and treated as earned by Parent for all U.S. federal (and applicable state or local) income tax purposes. The Payment Fund shall be invested by the Paying Agent as directed by Parent; provided that such investments shall be (w) in obligations of or guaranteed by the United States of America, (x) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (y) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or (z) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. To the extent Parent becomes aware that (i) there are any losses with respect to any such investments, or (ii) the Payment Fund has diminished for any reason below the level required for the Paying Agent to make prompt cash payment pursuant to Section 1.5, Parent or the Surviving Corporation shall promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is, at all times during the duration of the Payment Fund, maintained at a level sufficient for the Paying Agent to promptly make such payments pursuant to Section 1.5.

(b) Promptly after the Effective Time (but in no event later than three Business Days thereafter), the Surviving Corporation shall cause to be delivered to each Person who was, at the Effective Time, a holder of record of (i) Shares represented by a certificate evidencing such Shares (“Certificated Shares”), or (ii) Book-Entry Shares, who, in each case of clauses (i) and (ii) was entitled to receive the Merger Consideration pursuant to Section 1.5, (A) a form of letter of transmittal, which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificated Shares shall pass, only upon proper delivery of the stock certificates evidencing such Certificated Shares (the “Certificates”) (or affidavits of loss in lieu thereof in accordance with Section 1.6(f), if applicable) to the Paying Agent, or a customary agent’s message with respect to Book-Entry Shares, and (B) instructions (including the requirement for each holder of Shares to provide IRS Form W-9 or applicable series of IRS Form W-8) for use in effecting the surrender of the

Certificates or Book-Entry Shares in exchange for the Merger Consideration payable in respect of such Shares pursuant to Section 1.5. Upon surrender to the Paying Agent of Certificates (or affidavits of loss in lieu thereof in accordance with Section 1.6(f), if applicable) or Book-Entry Shares, together with such letter of transmittal in the case of Certificates, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to the instructions, the holder of such Certificated Shares or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Certificated Share or Book-Entry Share, and such Certificates and Book-Entry Shares shall then be cancelled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Certificated Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all Transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the reasonable satisfaction of Parent that such Transfer Taxes either have been paid or are not applicable. None of Parent, Merger Sub or the Surviving Corporation shall have any liability for the Transfer Taxes described in the immediately preceding sentence. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 1.6, each Certificated Share and Book-Entry Share (in each case, other than Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by Section 1.5.

(c) At any time following 12 months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (with respect to the aggregate Merger Consideration to which holders of Shares shall become entitled pursuant to Section 1.5) which had been made available to the Paying Agent and not disbursed to holders of Certificated Shares or Book-Entry Shares in accordance with this Section 1.6 (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificated Shares or Book-Entry Shares for the Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e) Each of the Company, the Surviving Corporation, Parent, Merger Sub, the Paying Agent and their Affiliates, shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Merger Consideration payable to any holder of the Shares or any holder of Company Options, Company PSUs, Company RSUs or any other consideration otherwise payable pursuant to this Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Each such withholding agent shall use commercially reasonable efforts to reduce or eliminate any such withholding and shall request any necessary Tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable, or any similar information. Each such withholding agent shall use reasonable best efforts to take all action that may be necessary to ensure that any such amounts so withheld are properly remitted to the appropriate Governmental Body in accordance with applicable Tax Legal Requirements. To the extent that amounts are so withheld and properly remitted to the appropriate Governmental Body in accordance with applicable Tax Legal Requirements, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, holder of Company Options, Company PSUs, Company RSUs or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of the Certificated Shares formerly represented by that Certificate, or by a representative of that holder, claiming that Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by that holder of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which amount shall not exceed the Merger Consideration payable with respect to such Certificated Shares), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 1.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Certificated Shares formerly represented by such Certificate, as contemplated by this Section 1.6.

(g) Except as otherwise provided in Section 1.6(b), Transfer Taxes and fees imposed with respect to the transactions contemplated by this Agreement shall be borne by the Company or Parent and expressly shall not be a liability of holders of Shares or any holder of Company Options or Company RSUs.

1.7 Dissenters’ Rights. Notwithstanding anything to the contrary in this Agreement, any Shares outstanding immediately prior to the Effective Time which are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 1.6(e)), and such Shares shall no longer be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent and Merger Sub of any demands received by the Company for appraisal of any Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL, in each case prior to the Effective Time. Parent and Merger Sub shall have the right to direct and participate in all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent and Merger Sub, settle or offer to settle, or make any payment with respect to, any such demands, approve any withdrawal of any such demands, waive any failure of any holder of such Shares to timely deliver a written demand for appraisal or agree or commit to do any of the foregoing.

1.8 Treatment of Company Equity Awards.

(a) At the Effective Time, (i) each Company Option that is then outstanding and unexercised, whether or not vested, and which has a per share exercise price that is less than the Merger Consideration (each, an “In the Money Option”) shall be cancelled and converted into the right to receive a cash payment equal to the product of (A) the excess of (x) the Merger Consideration over (y) the exercise price payable per Share under such In the Money Option, multiplied by (B) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting), and (ii) each Company Option other than an In the Money Option that is then outstanding and unexercised, whether or not vested, shall be cancelled with no consideration payable in respect thereof.

(b) At the Effective Time, each then outstanding Company RSU shall, automatically and without any required action on the part of the Company, Parent or holder thereof, be canceled and the holder thereof shall be entitled to receive a cash payment equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Shares subject to such Company RSU.

(c) At the Effective Time, each Company PSU, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the Company, Parent or holder thereof, be cancelled and the holder thereof shall be entitled to receive a cash payment equal to the product of (rounded down to the nearest whole number) (i) the number of Shares subject to such Company PSU immediately prior to the Effective Time (determined at the level of performance set forth in Section 1.8(c) of the Company Disclosure Schedule), without any pro-ration, as of immediately prior to the Effective Time multiplied by (ii) an amount equal to the Merger Consideration.

(d) As soon as reasonably practicable after the Effective Time (but no later than the second payroll date after the Effective Time), the Surviving Corporation or its Affiliate, as applicable, shall pay the aggregate consideration payable pursuant to Section 1.8 to holders of Company RSUs, Company PSUs and Company Options that were not granted in connection with the optionholder’s service as a non-employee member of the Board of Directors net of any applicable withholding Taxes, as applicable. As soon as reasonably practicable after the Effective Time (but no later than the second payroll date after the Effective Time), the Surviving Corporation or its Affiliate, as applicable, shall pay the aggregate consideration payable to holders of Company Options and Company RSUs that were granted in connection with the holder’s service as a non-employee member of the Board of Directors pursuant to Section 1.8(b) via the Surviving Corporation’s or its Affiliate’s accounts payable net of any applicable withholding Taxes, as applicable.

(e) Prior to the Effective Time, the Company shall take all actions necessary (under the Company Equity Plans and award agreements pursuant to which Company Options, Company RSUs and Company PSUs are outstanding or otherwise) to effect the transactions described in this Section 1.8, including in order to comply with the provisions of the Company Equity Plans, such that immediately following the Effective Time there are no obligations of the Acquired Companies, Parent, Merger Sub or their Affiliates in respect of Company Options, Company RSUs and Company PSUs, except as set forth in this Section 1.8. All Company Options, Company RSUs and Company PSUs shall terminate as of the Effective Time, and following the Effective Time, no holder of any Company Options, Company RSUs and Company PSUs will have any right to acquire any equity securities of the Company or the Surviving Corporation as a result of such holder’s Company Options, Company RSUs and Company PSUs.

(f) To the extent any payment made pursuant to this Section 1.8 would trigger a Tax or penalty under Section 409A of the Code, such payment shall be made on the earliest date after the Effective Time that payment would not trigger such Tax or penalty or be structured in such a way as to comply with Section 409A of the Code.

1.9 Further Action. The Parties agree to take all necessary action to cause the Merger to become effective in accordance with Section 251(c) of the DGCL and this Section 1.9 as soon as practicable following the satisfaction or, to the extent permitted by applicable Legal Requirements, waiver of the last of the conditions set forth in Section 6 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Legal Requirements, waiver of such conditions). If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

SECTION 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub as follows, it being understood that each representation and warranty contained in this Section 2 is subject to (a) exceptions and disclosures set forth in the section or subsection of Section 2 of the Company Disclosure Schedule corresponding to the particular section or subsection in this Section 2, (b) any exception or disclosure set forth in any other section or subsection of Section 2 of the Company Disclosure Schedule to the extent it is reasonably apparent on the face of such exception or disclosure that such exception or disclosure is applicable to qualify such section or subsection, and (c) disclosure in the Company SEC Documents filed on or after February 19, 2025 and publicly available prior to the close of business on the second Business Day preceding the Agreement Date (other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other general cautionary, predictive or forward-looking statements in any other sections of such Company SEC Documents); provided that (x) clauses (b) and (c) of this paragraph shall not apply to the representation and warranty set forth in Section 2.5(b) (No Material Adverse Effect), and (y) clause (c) of this paragraph shall not apply to any of the representations and warranties set forth in Section 2.1 (Due Organization; Subsidiaries, Etc.), Section 2.2 (Certificate of Incorporation and Bylaws), Section 2.3 (Capitalization, Etc.), Section 2.20 (Authority; Binding Nature of Agreement), Section 2.21 (Takeover Laws), Section 2.22 (Non-Contravention; Consents), Section 2.23 (Opinion of Financial Advisors) or Section 2.24 (Brokers and Other Advisors):

2.1 Due Organization; Subsidiaries, Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and the Company’s only Subsidiaries are set forth on Section 2.1 of the Company Disclosure Schedule (the Company and each such Subsidiary, an “Acquired Company” and collectively, the “Acquired Companies”). Each of the Company’s Subsidiaries is duly organized and validly existing under the Legal Requirements of the jurisdiction of its organization. Each Acquired Company has all necessary power and authority (i) to conduct its business in the manner in which its business is currently being conducted, and (ii) to own and use its assets in the manner in which its assets are currently owned and used. Each Acquired Company is qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where such failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company’s Subsidiaries is in good standing (where such concept is recognized under applicable Legal Requirements) under the Legal Requirements of the jurisdiction of its organization.

(b) The Company owns beneficially and of record all of the outstanding shares of capital stock or ordinary shares of the other Acquired Companies, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws. Except for the shares of capital stock or ordinary shares of the other Acquired Companies held by the Company, no Acquired Company owns, directly or indirectly, any capital stock or equity interests of any nature in, or subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire, or other securities convertible into or exchangeable or exercisable for, any capital stock or equity interests of, any Entity. None of the Acquired Companies has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity (other than another directly or indirectly wholly owned Acquired Company).

2.2 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of each Acquired Company, including all amendments thereto, as in effect on the Agreement Date.

2.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of (i) 500,000,000 Shares, of which 309,309,349 Shares had been issued and were outstanding and 7,390 Shares were held in the Company’s treasury, in each case, as of the close of business on December 17, 2025 (the “Capitalization Date”), and (ii) 10,000,000 shares of Company Preferred Stock, of which no shares are outstanding on the Capitalization Date. All of the outstanding shares of the capital stock of the Company have been duly authorized and validly issued, and are fully paid and nonassessable. In the period between the Capitalization Date and the execution and delivery of this Agreement, the Company has not issued any new Shares except pursuant to the exercise of Company Options or the settlement of Company RSUs or Company PSUs in accordance with their terms, in each case outstanding as of the Capitalization Date and, since the Capitalization Date, the Company has not issued any Company Options, Company RSUs, Company PSUs or other equity based awards.

(b) All of the outstanding shares of the capital stock or ordinary shares, as applicable, of the Company’s Subsidiaries have been duly authorized and validly issued, and are fully paid and nonassessable.

(c) (i) None of the outstanding shares of capital stock of the Acquired Companies are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right, (ii) none of the outstanding shares of capital stock of the Acquired Companies are subject to any right of first refusal in favor of any Acquired Company, (iii) there are no outstanding bonds, debentures, notes or other Indebtedness of any Acquired Company having a right to vote on any matters on which the stockholders of the Acquired Companies have a right to vote, and (iv) there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of capital stock of the Acquired Companies. No Acquired Company is under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of the Acquired Companies. The Shares constitute the only outstanding class of securities of the Company registered under the Securities Act. There are no voting trusts or other Contracts with respect to the voting of any Shares. All outstanding Shares have been offered and issued in compliance in all material respects with all applicable securities Legal Requirements, including the Securities Act and “blue sky” Legal Requirements.

(d) As of the close of business on the Capitalization Date, (i) 27,612,945 Shares were subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plans, such outstanding Company Options having a weighted average exercise price of $11.62 per share as of the Capitalization Date, (ii) 9,512,096 Shares were subject to issuance pursuant to Company RSUs and 5,913,820 Shares were subject to issuance pursuant to Company PSUs (determined at the maximum level of performance), in each case, granted and outstanding under the Company Equity Plans, and (iii) 14,958,781 Shares were available for future awards under Company Equity Plans. Other than as set forth in this Section 2.3(d), there are no issued, reserved for issuance, outstanding or authorized stock option, stock appreciation, phantom stock, stock unit, restricted stock unit, stock based performance unit, profit participation or similar rights or equity-based awards with respect to the Company. None of the Subsidiaries of the Company holds any equity interest in the Company.

(e) Each outstanding Company Option has an exercise price equal to or above the fair market value of a Share as of the date of grant (within the meaning of Section 409A of the Code).

(f) There are no issued, reserved for issuance, outstanding or authorized stock option, stock appreciation, phantom stock, stock unit, profit participation or similar rights or equity-based awards with respect to any Subsidiary of the Company.

(g) Except (y) as set forth in this Section 2.3, and (z) for Company Options, Company RSUs and Company PSUs outstanding as of the Agreement Date, there are no (i) outstanding shares of capital stock of or other securities of any Acquired Company, (ii) outstanding subscriptions, options, calls, equity or equity-based compensation awards, phantom socks, stock appreciations, profit participations or other equity or equity based interests, warrants or rights (whether or not currently exercisable) to acquire, or the value of which is measured by reference to, any shares of the capital stock, restricted stock unit, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any Acquired Company, in each case other than derivative securities not issued by an Acquired Company, (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of any Acquired Company, or (iv) stockholder rights plans (or similar plans commonly referred to as a “poison pill”) or Contracts under which any Acquired Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(h) Section 2.3(h) of the Company Disclosure Schedule sets forth a listing of all Persons who hold outstanding Company Options, Company RSUs, and Company PSUs as of the Capitalization Date, indicating, with respect to each Company Option, Company RSU, and Company PSU, the number of Shares subject thereto (including for Company PSUs, the number of Shares subject thereto at the level of actual performance attained as of the Capitalization Date at the target level of performance and at the maximum level of performance), the date of grant, the vesting schedule (including whether the terms of such award provide that its vesting will accelerate upon the Merger), the per Share exercise price (if applicable), the expiration date and, with respect to Company Options, whether such Company Option is intended to be an incentive stock option (within the meaning of Section 422 of the Code). All Company Options, Company RSUs, and Company PSUs are evidenced by agreements in the forms that have been provided to Parent. No offering period has commenced with respect to the Company ESPP.

2.4 SEC Filings; Financial Statements.

(a) Since January 1, 2023 (the “Applicable Date”), the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, the “Company SEC Documents”). As of their respective dates, or, if amended prior to the Agreement Date, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the Agreement Date) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Documents.

(b) The financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor form under the Exchange Act), and (iii) fairly presented, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes and to normal and recurring year-end adjustments that are not individually or in the aggregate material).

(c) The Company maintains, and at all times since the Applicable Date has maintained, a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2024, and, except as set forth in the Company SEC Documents filed prior to the Agreement Date, that assessment concluded that those controls were effective. To the knowledge of the Company, since January 1, 2025, neither the Company nor the Company’s independent registered accountant has identified or been made aware of (A) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by the Company, (B) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company, or (C) any claim or allegation regarding any of the foregoing.

(d) The Company maintains, and at all times since the Applicable Date has maintained, disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is, and at all times since the Applicable Date has been, in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq and has not received any notice of non-compliance from Nasdaq since the Applicable Date.

(e) Since January 1, 2025, (i) no Acquired Company has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Acquired Companies or their respective internal accounting controls, including any credible complaint, allegation, assertion or claim that any of the Acquired Companies has engaged in questionable accounting or auditing practices, and (ii) no attorney representing any of the Acquired Companies (whether or not employed by any Acquired Company) has reported evidence of a material violation of the applicable Legal Requirements, breach of fiduciary duty or similar violation by any of the Acquired Companies or their respective officers, directors, employees or agents to the Board of Directors or any committee thereof or to any director or officer of the Acquired Companies pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.

(f) None of the Acquired Companies is a party to, nor does any Acquired Company have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, such Acquired Company in the Company SEC Documents.

(g) As of the Agreement Date, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. None of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

(h) Each document required to be filed by the Company with the SEC in connection with the Transactions, including a proxy statement in preliminary form related to the Company Stockholder Meeting (together with any supplements or amendments thereto, the “Merger Proxy Statement”), when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Merger Proxy Statement, at the time of filing of such Merger Proxy Statement or any supplement or amendment thereto with the SEC and at the time such Merger Proxy Statement or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Merger Proxy Statement.

2.5 Absence of Changes; No Material Adverse Effect. Except as expressly contemplated by this Agreement, from January 1, 2025 through the Agreement Date:

(a) except for discussions, negotiations and activities related to this Agreement or other potential strategic transactions, the Acquired Companies have operated in all material respects in the ordinary course of business;

(b) there has not occurred a Material Adverse Effect; and

(c) there has not been any action taken by any of the Acquired Companies that, if taken during the Pre-Closing Period without Parent’s prior written consent, would require Parent’s consent pursuant to Section 4.2.

2.6 Title to Assets. Each Acquired Company has good and valid title to all assets (excluding Intellectual Property Rights) owned or purported to be owned by it as of the Agreement Date and necessary for the conduct of the Acquired Companies’ business, taken as a whole, and such assets are owned by the Acquired Companies free and clear of any Encumbrances (other than Permitted Encumbrances).

2.7 Real Property.

(a) The Acquired Companies do not own and have not owned any real property.

(b) Section 2.7(b) of the Company Disclosure Schedule sets forth a complete and accurate list in all material respects of all real property currently leased, subleased or licensed by or from the Acquired Companies or otherwise used or occupied by the Acquired Companies. The Acquired Companies hold valid and existing leasehold interests in the real property that is leased or subleased by the Acquired Companies from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances. Since the Applicable Date, no Acquired Company has received any notice regarding (i) any material violation or breach or default under any lease related to the Leased Real Property that has not since been cured, (ii) pending or threatened condemnation of any portion of the Leased Real Property, or (iii) building, fire or zoning code violations with respect to the Leased Real Property. None of the Leased Real Property is subleased.

2.8 Intellectual Property.

(a) Section 2.8(a) of the Company Disclosure Schedule sets forth an accurate and complete list that identifies the following for each item of material Company IP that is Registered IP as applicable: (i) the title or mark, (ii) the name of the current owner or co-owners, (iii) the jurisdiction of application or registration, and (iv) the application, Patent or registration number. All such Registered IP is subsisting and, to the knowledge of the Company, other than pending applications therefor, valid and enforceable. Section 2.8(a) of the Company Disclosure Schedule sets forth an accurate and complete list of all Domain Names for which any Acquired Company is the registrant or holder. As of the Agreement Date, no interference, opposition, reissue, reexamination proceeding, cancellation proceeding or other Legal Proceeding (other than routine examination proceedings with respect to pending applications) is pending, threatened in writing or, to the knowledge of the Company, otherwise threatened against any Acquired Company, in which the scope, validity, enforceability, priority, inventorship or ownership of any Company IP is being contested or challenged. All application, registration, issuance, renewal and maintenance fees due for such Company IP that is Registered IP having a final due date on or before the Agreement Date have been paid in full and are current.

(b) The Acquired Companies are the sole and exclusive owners of all right, title and interest in and to all Company IP owned or purported to be owned by the Acquired Companies, free and clear of all Encumbrances, other than Permitted Encumbrances, and have the right, pursuant to valid and enforceable agreements, to use all other material Intellectual Property Rights necessary for, used in or held for use by the Acquired Companies’ business.

(c) No Company Associate owns or has any valid claim, right (whether or not currently exercisable) or interest in or to, and no other third party owns or has an exclusive right in or to, any material Company IP owned or purported to be owned by an Acquired Company and each Company Associate or any third party who is or was involved in the invention, creation, authorship or development of any material Intellectual Property Rights for or on behalf of an Acquired Company has signed a valid and enforceable written agreement (i) containing a present-tense assignment to an Acquired Company of all such Intellectual Property Rights for all such Persons in the United States, (ii) or containing a valid assignment to an Acquired Company of all such Intellectual Property Rights to the extent required under applicable Legal Requirements for all such Persons outside the United States, and (iii) in each case of the foregoing clauses (i) and (ii), including reasonable non-use and non-disclosure obligations with respect to any Company IP, including Trade Secrets, and there is no material breach under any such agreement.

(d) No funding, facilities, Intellectual Property Rights or personnel or other resources of any Governmental Body or any university, college, research institute or other educational institution is being or has been used to create, in whole or in part, material Company IP owned or purported to be owned by the Acquired Companies or, to the knowledge of the Company, any other Company IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership or any other rights, title or interest in or to such Intellectual Property Rights, or the right to receive royalties for the practice of such Intellectual Property Rights (whether on a present or contingent basis).

(e) The Acquired Companies have taken reasonable steps, including reasonable security measures and other steps, to maintain the confidentiality of and otherwise protect and enforce their rights in all information that is a trade secret under applicable Legal Requirements and all other material Trade Secrets held by an Acquired Company in all material respects.

(f) Section 2.8(f) of the Company Disclosure Schedule sets forth each license agreement pursuant to which an Acquired Company has obtained a license to, or has been granted a covenant not to sue under, immunity from suit with respect to or other equivalent rights to, any Intellectual Property Right (each an “In-bound License”) or has granted a license or covenant not to sue, immunity from suit or other equivalent right to any Intellectual Property Right owned or purported to be owned by, or licensed to, an Acquired Company (each an “Out-bound License”); provided that (i) In-bound Licenses shall not include commercially available off-the-shelf software having an annual or one-time fee of less than $200,000, clinical trial agreements that are consistent in all material respects with the form clinical trial agreement used by the Acquired Companies in the United States (the form of which has been made available to Parent), or on a jurisdiction-specific form clinical trial agreement for activities outside the United States, non-disclosure agreements that are consistent in all material respects with the form non-disclosure agreement used by the Acquired Companies, non-exclusive licenses to an Acquired Company in employee, contractor, or similar agreements, material transfer agreements that are not material, or non-exclusive licenses ancillary to the primary purpose of the Contract, in each case, entered into in the ordinary course of business, and (ii) Out-bound Licenses shall not include non-exclusive outbound licenses contained in contractor agreements, vendor or service provider agreements, clinical trial agreements, contract manufacturing agreements, contract research organization agreements, non-disclosure agreements or material transfer agreements, in each case, entered into in the ordinary course of business, or non-exclusive licenses ancillary to the primary purpose of the Contract, in each case entered into in the ordinary course of business.

(g) To the knowledge of the Company, the operation of the Acquired Companies’ businesses as currently conducted and presently contemplated to be conducted by the Acquired Companies with respect to the presently contemplated commercialization of their Products does not infringe, misappropriate or otherwise violate and has not since the Applicable Date, infringed, misappropriated or otherwise violated, any Intellectual Property Rights owned by any other Person. As of the Agreement Date, (i) no Legal Proceeding is pending or, to the knowledge of the Company, is being threatened, including cease and desist letters or offers to take a license, against an Acquired Company relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Rights of another Person, and (ii) since the Applicable Date, no Acquired Company has received any written notice or other written communication claiming any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Right of another Person by an Acquired Company (including invitations to license).

(h) To the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any Company IP. No Legal Proceeding is, or has been, pending or threatened in writing since the Applicable Date by an Acquired Company relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Company IP.

(i) None of the Company IP owned by an Acquired Company, or, to the knowledge of the Company, any other Company IP, is subject to any pending or outstanding injunction, directive, order, judgment, settlement, consent ruling or other disposition of dispute that adversely restricts the use, transfer or licensing of any Company IP by an Acquired Company or otherwise adversely affects the validity, scope, use, registrability or enforceability of any Company IP.

(j) The consummation of the Transactions will not result in the loss or impairment of, alteration in, forfeiture of, termination of or payment of any additional amounts with respect to any Company IP.

(k) Except as would not be, or would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole, (i) the Company IT Assets operate in accordance with their specifications and related documentation and perform in a manner that permits the Acquired Companies to conduct its business as currently conducted, and (ii) the Company has taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the Company IT Assets (and all data and other information and transactions stored or contained therein or processed or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable data backup, incident response and recovery procedures and business continuity procedures. Since the Applicable Date, there has been no material unauthorized or unlawful access to, or interruption, modification, loss, Processing or corruption of any Company IT Assets (or any data or other information stored or contained therein or processed or transmitted thereby), and the Acquired Companies have no reason to reasonably suspect that any such breach or incident has occurred.

(l) Except as set forth on Section 2.8(l) of the Company Disclosure Schedule, the Acquired Companies are the sole owner of all material data arising from any non-clinical trial and any Clinical Trial, in each case performed by or on behalf of an Acquired Company and relating to the Products.

(m) The Acquired Companies have established and implemented organizational, physical, administrative and technical measures regarding privacy, cybersecurity and data security that are commercially reasonable and compliant in all material respects with all (i) Data Privacy Laws, (ii) binding industry standards including the Payment Card Industry Data Security Standard (as applicable), (iii) internal and/or publicly available written privacy and security policies, commitments and notices of the Company relating to Personal Information, and (iv) applicable portions of Contract obligations of the Acquired Companies relating to the collection, Processing, disclosure and storage of Personal Information, and (v) consents and authorizations pursuant to which Personal Information was disclosed to the Acquired Companies (the foregoing clauses (i) through (iv), collectively, the “Privacy and Security Requirements”). The Acquired Companies are, and since the Applicable Date have been, in all material respects, in compliance with and not in material default under, or in material violation of, any applicable Privacy and Security Requirements. Except as would not be material to the Company, the Acquired Companies have contractually obligated all Persons who Process Personal Information on their behalf to maintain safeguards substantially similar to those implemented by the Acquired Companies and comply with Privacy and Security Requirements, as applicable and as required by Data Privacy Laws. Since the Applicable Date, no Acquired Company has been given written notice of, or been charged in writing with, any material violation of any applicable Privacy and Security Requirement. Since the Applicable Date, no Acquired Company has experienced any material security breach or cybersecurity event, including any theft, loss, unlawful or unauthorized Processing of Personal Information or Company Data held by or on behalf of an Acquired Company (a “Security Breach”) and the Acquired Companies have no reason to reasonably suspect a material Security Breach has occurred. The Acquired Companies have since the Applicable Date used commercially reasonable controls, technologies, processes and practices to prevent, detect, identify and remediate Security Breaches.

(n) The Acquired Companies have not included any Trade Secrets or other material confidential and proprietary information in any prompts or inputs into any Generative AI Tool owned or controlled by any other Person (unless the Contract relating to such Generative AI Tool includes terms that do not permit the use of any such prompt or input to train or improve the Generative AI Tool), or used any Generative AI Tool in a manner that does not comply in all material respects with the applicable license or other Contract terms.

2.9 Contracts.

(a) Section 2.9(a) of the Company Disclosure Schedule identifies each Contract to which any Acquired Company is a party, or by which it is bound, that constitutes a Material Contract as of the Agreement Date and identifies, with respect to each Material Contract, the clause of this Section 2.9(a) to which it applies. For purposes of this Agreement, each of the following (excluding any Employee Plan) to which any Acquired Company is a party or by which it is bound as of the Agreement Date constitutes a “Material Contract”:

(i) any Contract that is a settlement, conciliation or similar agreement between any Acquired Company and any Governmental Body and pursuant to which an Acquired Company will be required after the Agreement Date to pay any monetary obligations in excess of $500,000;

(ii) any Contract between any Acquired Company and any third Person (A) materially limiting the freedom or right of any Acquired Company to engage in any line of business or to compete with any other Person in any location or line of business, (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by any Acquired Company, or (C) containing exclusivity obligations (other than pursuant to exclusivity obligations resulting from the scope of the license granted in any Inbound License) or otherwise materially limiting the freedom or right of any Acquired Company (or following the Closing, Parent or any of its Affiliates) to sell, distribute or manufacture any products or services or any technology or other assets to or for any other Person;

(iii) any Contract that requires by its terms or is reasonably expected to require the payment or delivery of cash or other consideration (A) to any Acquired Company in an amount having an expected value in excess of $1,000,000 in the fiscal year ending December 31, 2025, or (B) by any Acquired Company in an amount having an expected value in excess of $1,000,000 in the fiscal year ending December 31, 2025, and in each case (y) which cannot be cancelled by such Acquired Company without penalty or further payment without more than 60 days’ notice, and (z) excluding commercially available off-the-shelf software licenses and Software-as-a-Service offerings, generally available patent license agreements, material transfer agreements, clinical trial agreements and non-exclusive outbound license agreements (in each case, entered into in the ordinary course of business);

(iv) any Contract relating to Indebtedness of any Acquired Company in an aggregate principal amount in excess of $250,000 (whether incurred, assumed, guaranteed or secured by any asset);

(v) any Contract between an Acquired Company and a third Person (A) for the disposition of any material assets or material portion of the Acquired Companies’ business, or (B) for the acquisition of a material portion of the assets or business of any third Person (whether by merger, sale of stock or assets or otherwise), in each case of the foregoing clause (A) or (B) that contains continuing indemnities or other material obligations or any continuing royalties or other amounts calculated based upon any revenues or income of the Company or any “earn out”, “milestone” or other contingent payment obligations on the part of an Acquired Company;

(vi) any Contract between any Acquired Company and any third Person constituting or relating to the formation, creation, operation, management or control of a joint venture, partnership or similar profit or revenue sharing arrangement;

(vii) any Contract that by its express terms requires an Acquired Company, or any successor to, or acquirer of, an Acquired Company, to make any payment to another Person as a result of a change of control of such Acquired Company (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment;

(viii) any Contract that prohibits the declaration or payment of dividends or distributions in respect of the capital stock of an Acquired Company, the pledging of the capital stock or other equity interests of an Acquired Company or the issuance of any guaranty by an Acquired Company;

(ix) any (A) In-bound License and (B) Out-bound License;

(x) any Contract that relates to the assignment of any Company IP to an Acquired Company, other than Contracts that assign Intellectual Property Rights from employees, consultants or contractors of an Acquired Company that have been entered into between such Acquired Company and such employee, consultant or contractor on the Acquired Company’s standard form (or form substantially equivalent thereto);

(xi) any Government Contract;

(xii) any Contract that relates to the research, development, distribution, marketing, supply, collaboration, co-promotion or manufacturing of the Products, which if terminated or not renewed, would reasonably be expected to have a material and adverse effect on the Products;

(xiii) any Contract for the lease or sublease of any real property;

(xiv) any Contract that relates to any swap, forward, futures or other similar derivative transactions;

(xv) any Contract with any university or other academic institution, research center, international organization or Governmental Body, other than any In-Bound Licenses, Out-Bound Licenses, sponsored research agreements, clinical trial site agreements, material transfer agreements, sponsorship agreements or grant agreements entered into in the ordinary course of business;

(xvi) any Contract for the engagement of any Person as an independent contractor, providing for annual base salary compensation in excess of $50,000, in each case, that cannot be terminated by the Company or any Acquired Company without penalty and on no more than 60 days’ notice;

(xvii) any Contract that requires any capital commitment or capital expenditure (or series of capital expenditures) by the Company or any Acquired Company after the Agreement Date in an amount in excess of $1,000,000 in the aggregate.

(xviii) any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; and (xix) any Contract (A) with any Affiliate (other than an Acquired Company), director, executive officer (as such term is defined in the Exchange Act), Person holding 5% or more of the Shares, or, to the knowledge of the Company, any Affiliate (other than an Acquired Company) or immediate family member of any of the foregoing, or (B) in which any of the foregoing Persons has a direct or indirect material financial interest.

(b) As of the Agreement Date, the Company has either delivered or made available to Parent an accurate, unredacted and complete copy of each Material Contract or has publicly made available such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. No Acquired Company nor, to the knowledge of the Company, any other party thereto is in material breach of, or material default under, any Material Contract and no Acquired Company, or to the knowledge of the Company, any other party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the Acquired Companies and, to the knowledge of the Company, each other party thereto, a valid and binding agreement in full force and effect, enforceable in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Legal Requirements of general applicability relating to or affecting creditors’ rights, and by general equitable principles. Since the Applicable Date, (i) the Acquired Companies have not received or delivered any written notice regarding any material violation or breach or default under any Material Contract that has not since been cured, and (ii) no Acquired Company has waived in writing any material rights under any Material Contract. As of the Agreement Date, no Acquired Company has received any written notice from any third party to any Material Contract that such party intends to terminate, or not renew such Material Contract.

(c) The Acquired Companies are, and, since the Applicable Date, have been, in compliance with all Legal Requirements and contractual requirements applicable to each Government Contract, and no performance evaluation of any Acquired Company since the Applicable Date with respect to any Government Contract has cited a material default or other material failure to perform thereunder. With respect to each Government Contract, since the Applicable Date there has been no (i) civil fraud, criminal or bribery investigation, inquiry or audit by any Governmental Body against or involving any Acquired Company, (ii) internal investigation conducted by or on behalf of an Acquired Company in connection with any alleged fraud, bribery, contractual noncompliance or any other issue in connection with such Government Contract, (iii) suspension or debarment action against any Acquired Company or any manager, director or officer of any Acquired Company, (iv) written request by a Governmental Body for a contract price adjustment based on a claimed disallowance by the Defense Contract Audit Agency (or other applicable Governmental Body) or written claim of defective pricing against any Acquired Company, or (v) dispute between any Acquired Company and a Governmental Body that has resulted in a government contracting officer’s final decision against an Acquired Company. In the past six years, (i) all written representations, certifications and disclosures made by the Acquired Companies in connection with each Government Contract were current, accurate and complete when made and such representations and certifications were updated so that they remained current, accurate and complete, if updating was required, and (ii) neither any Governmental Body nor any prime contractor, subcontractor or other Person has notified any Acquired Company, that any Acquired Company has, or is alleged to have, breached or violated any Legal Requirement, representation, certification, disclosure, clause, provision or requirement pertaining to any Government Contract. In the past six years, there has been no termination for default, cure notice or show cause notice issued to an Acquired Company by any Governmental Body in connection with any Government Contract. There are no facts or circumstances that would support any material breach or termination for default of any Government Contract, or warrant the institution of suspension, debarment or other disqualification proceedings or the finding of non-responsibility or ineligibility on the part of any Acquired Company or any manager, officer, director or employee of any Acquired Company.

There are no outstanding claims against the Acquired Companies, either by a Governmental Body or by any prime contractor, arising under any Government Contract. No Government Contract is or was set aside or reserved based in whole or in part on the Acquired Companies’ size status or other set aside or preference category and none of the Acquired Companies have made any representations in connection with any Government Contracts indicating that it would be entitled to any preference based on its size or any other preference category.

(d) Section 2.9(d) of the Company Disclosure Schedule lists each Encumbrance securing the obligations of the Acquired Companies under the Senior Secured Term Loan Agreement.

2.10 Liabilities. The Acquired Companies do not have any liabilities (whether accrued, absolute, contingent or otherwise), except for (a) liabilities reflected or reserved against in the Company’s audited consolidated balance sheet (or the notes thereto) included in the Company’s most recent Annual Report on Form 10-K filed with the SEC prior to the Agreement Date, (b) liabilities or obligations incurred pursuant to the terms of this Agreement, (c) liabilities for performance of obligations under Contracts binding upon the Acquired Companies (none of which are the result of any breach of Contract, breach of warranty, tort, infringement, misappropriation, dilution, violation of any applicable Legal Requirements) delivered or made available to Parent prior to the Agreement Date or entered into thereafter in the ordinary course and not in breach of the provisions of Section 4.2, (d) liabilities incurred in the ordinary course of business since the date of the balance sheet referenced in the foregoing clause (a), and (e) liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

2.11 Compliance with Legal Requirements.

(a) The Acquired Companies are, and since the Applicable Date have been, in compliance with all applicable Legal Requirements, except as would not be, individually or in the aggregate, material to the Acquired Companies taken as a whole.

(b) No Acquired Company produces, designs, tests, manufactures, fabricates or develops a “critical technology,” as that term is defined in 31 C.F.R. Section 800.215.

(c) Since January 1, 2020, (except, in the case of Sanctions Laws, since April 24, 2019), each Acquired Company has been in compliance with all applicable Global Trade Laws. Since April 24, 2019, no Acquired Company nor any Acquired Company’s Representatives has been (i) a Sanctioned Person or acted on behalf of a Sanctioned Person, (ii) located, organized or resident in a Sanctioned Country, or (iii) engaged in any dealings, directly or indirectly, with or involving or for the benefit of a Sanctioned Person or with or involving any Sanctioned Country in violation of Sanctions Laws.

(d) Since January 1, 2020, no Acquired Company has, in connection with or relating to the business of any Acquired Company, (A) received from any Governmental Body or any other Person any written, or, to the knowledge of the Company, oral notice, or (B) been subject to an actual or threatened investigation, inquiry, enforcement action or audit or made any disclosure to a Governmental Body, in either case concerning any actual or potential violations concerning applicable Anti-Corruption or Global Trade Laws; and (ii) no Governmental Body has assessed any fine or penalty against, or issued any warning letter to, any Acquired Company with regard to compliance with any Global Trade Laws or Anti-Corruption Laws. There are no written, or to the knowledge of the Company threatened, claims, nor, to the knowledge of the Company, any presently existing facts or circumstances that would constitute a reasonable basis for any future claims, with respect to actual or alleged violations of Global Trade Laws or Anti-Corruption Laws by the Acquired Companies.

(e) None of the products or materials (including Products) imported by, for or on behalf of the Acquired Companies, for which final liquidation has not yet occurred is subject to or otherwise covered by an antidumping duty order or countervailing duty order that remains in effect or is subject to or otherwise covered by any pending antidumping or countervailing duty investigation by any Governmental Body. The Acquired Companies are not importing and have not imported products or materials (including Products) mined, produced or manufactured, wholly or in part, with the use of forced labor or mined, produced or manufactured wholly or in part in the Xinjiang Uyghur Autonomous Region or by an Entity on the Uyghur Forced Labor Prevention Act Entity List.

(f) Since January 1, 2020, the Acquired Companies have, in all material respects, implemented and maintained in effect policies, procedures and internal controls designed to ensure continued compliance by the Acquired Companies and their respective officers, directors, employees and agents with Global Trade Laws and Anti-Corruption Laws.

2.12 Regulatory Matters.

(a) Each Acquired Company is, and since the Applicable Date has been, in compliance in all material respects with all Health Care Laws, in each case as applicable to the operation of the Acquired Company’s business. Since the Applicable Date, no Acquired Company, nor any Affiliate of the Company, or to the knowledge of the Company, any third parties including any CMO, CRO, Clinical Trial site or investigator (each, a “Collaboration Partner”), that has performed or is performing any Exploitation activities on behalf of an Acquired Company or with respect to any Product (i) has been subject to any enforcement, regulatory or administrative proceedings alleging non-compliance with any Health Care Laws, (ii) has received written, or, to the knowledge of the Company, oral, notice threatening any such enforcement, regulatory or administrative proceeding, or (iii) has been issued an FDA Form 483, warning letter, notice of violation of Health Care Laws, similar correspondence or other notice from any Governmental Body, except where any such issuance or violation in (i) – (iii) would not be reasonably expected, individually or in the aggregate, to be material to the Acquired Companies taken as a whole.

(b) Since the Applicable Date, all preclinical and clinical investigations, testing, studies or trials that are required or permitted by applicable Legal Requirements to obtain or maintain or confirm the findings of a Governmental Authorization for, or to support the pricing, reimbursement or use of any Product including a Phase I Clinical Trial, Phase II Clinical Trial, Phase III Clinical Trial or Phase IV Clinical Trial (“Clinical Trials”) sponsored or conducted by or on behalf of the Acquired Companies have been and are being conducted in material compliance with applicable Health Care Laws and Data Privacy Laws. No Acquired

Company, nor any Company Associate or, to the knowledge of the Company, any of their Collaboration Partners or other Persons acting on their behalf, has received any written, or, to the knowledge of the Company, oral, notice or other correspondence from the FDA, the EMA or any other Governmental Body performing functions similar to those performed by the FDA with respect to any Clinical Trial requiring or recommending a clinical hold, or the termination, suspension or material modification of any such Clinical Trials, and to the knowledge of the Acquired Companies, no grounds that could serve as the basis for such hold, termination, suspension or modification by an applicable Governmental Body exist.

(c) Since the Applicable Date, the Acquired Companies have filed with the FDA, the EMA or any other Governmental Body all required material filings, declarations, listings, registrations, reports or submissions, including but not limited to adverse event reports, and any required updates, corrections or modifications to each of the foregoing. All such filings, declarations, listings, registrations, reports or submissions were in material compliance with applicable Health Care Laws when filed, and no deficiencies have been asserted in writing, or, to the knowledge of the Company, orally, by any applicable Governmental Body with respect thereto and to the knowledge of the Acquired Companies, no deficiencies that could serve as the basis for such an assertion by an applicable Governmental Body exists.

(d) Since the Applicable Date, no Acquired Company, nor any of its directors, officers, or employees, or, to the knowledge of the Company, any Collaboration Partner or other Person acting on its behalf has (i) made an untrue statement of a material fact or fraudulent statement to the FDA, EMA or any Governmental Body, (ii) failed to disclose a material fact required to be disclosed to the FDA, EMA or any Governmental Body, or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) could reasonably form a reasonable basis for the FDA, EMA or any Governmental Body to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or any similar policies or rules that may be applicable in another jurisdiction to an Acquired Company. No Acquired Company is the subject of any pending or, to the knowledge of the Company, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or by any Governmental Body to invoke a similar Legal Requirement. No Acquired Company, nor any Company Associate or, to the knowledge of the Company, any of their Collaboration Partners or other Persons acting on their behalf, has been debarred or disqualified, excluded from participation in federal healthcare programs or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (A) debarment under 21 U.S.C. § 335a or any similar Legal Requirement, (B) exclusion under 42 U.S.C. § 1320a-7 or any similar Legal Requirement, (C) disqualification pursuant to 21 CFR Part 312.70 or any similar Legal Requirement, or (D) any results similar to clauses (A), (B) or (C) according to any Legal Requirements in any foreign jurisdiction and, to the knowledge of the Acquired Companies, no circumstances exist that could result in any of clauses (A), (B), (C) or (D).

(e) Since the Applicable Date, the Acquired Companies have not received any notice from a Governmental Body that any of their Products are misbranded or adulterated, as those terms are used in the FDCA at 21 U.S.C. §§ 352 and 351, respectively, and the rules and regulations promulgated thereunder, or as defined in comparable Legal Requirements in any jurisdiction. Since the Applicable Date, the manufacture of the Acquired Companies’ Products has been conducted in material compliance with applicable Legal Requirements, including GMP, and no such Products have been misbranded or adulterated.

(f) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Acquired Companies, or its directors, officers employees and, to the knowledge of the Company, their Collaboration Partners, or other Persons acting on their behalf have prepared, submitted and implemented timely responses and, as applicable, any corrective action plans required to be prepared and submitted in response to all internal or third-party (including by any Governmental Body) audits, inspections, investigations or examinations of the Products or the Acquired Company’s business.

2.13 Governmental Authorizations.

(a) Since January 1, 2020, the Acquired Companies have held all Governmental Authorizations required for their business as then-conducted, each Governmental Authorization required for their business as currently conducted is valid and in full force and effect and, to the knowledge of the Acquired Companies. The Acquired Companies are, and, since January 1, 2020, have been, in compliance in all material respects with the terms and requirements of such Governmental Authorizations. Since January 1, 2020, (i) no Acquired Company has received any notice from any Governmental Body that (A) alleges any violation or noncompliance (or reflects that an Acquired Company is under investigation or the subject of an inquiry or audit by any such Governmental Body for such alleged noncompliance) with any applicable Legal Requirement or Governmental Authorization, or (B) threatens any fine, assessment, enforcement action, or cease and desist order, or the suspension, revocation or limitation or restriction of any Governmental Authorization held by an Acquired Company, and (ii) no Acquired Company has entered into any agreement or settlement with any Governmental Body with respect to its alleged noncompliance with, or violation of, any applicable Legal Requirement or Governmental Authorization. None of the Acquired Companies has received written notice that any material Governmental Authorization will not or is likely not to be issued.

(b) There is no pending or, to the knowledge of the Company, threatened, termination, expiration, suspension, withdrawal, modification, limitation or revocation of any Governmental Authorization, and no event has occurred that would give rise to or serve as a basis for such termination, expiration, suspension, withdrawal, modification, limitation or revocation of any Governmental Authorization.

2.14 Tax Matters.

(a) (i) Each of the income (or franchise) and other material Tax Returns required to be filed by or on behalf of an Acquired Company with any Governmental Body have been filed on or before the applicable due date (including any applicable and validly obtained extensions of such due date), have been prepared in accordance with all applicable Legal Requirements, and are accurate and complete, in each case in all material respects, and (ii) all income (or franchise) and other material Taxes due and payable by an Acquired Company (whether or not shown on any Tax Returns) have been timely paid, and all material Taxes required to be withheld (including with respect to payment or allocations made to any Company Associate, other service provider, creditor, shareholder, customer, vendor or other third party) by any Acquired Company have been withheld and paid, in each case, to the relevant Governmental Body.

(b) There are no pending examinations or audits of any Tax Return in progress involving material Taxes, and no such examinations or audits have been threatened in writing, and (ii) no written claim has been received in the six-year period ending on the Agreement Date by any Acquired Company from any Governmental Body in any jurisdiction where such Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to Taxes in that jurisdiction for which it does not file Tax Returns. No Acquired Company is, or has been, subject to Tax in any country other than its country of organization by virtue of having a permanent establishment (as defined by applicable Tax treaty) or other place of business or taxable presence in that jurisdiction. No extension or waiver of the statute of limitation period applicable to any income (or franchise) or other material Tax Returns of any Acquired Company has been granted that will remain in effect after Closing, other than automatic extensions or automatic waivers obtained in the ordinary course of business.

(c) Adequate reserves have been established on the Company’s consolidated financial statements to provide for the payment of any Taxes which are not yet due and payable with respect to any Acquired Company for taxable periods or portions thereof ending on or before the date of the most recent financial statements of the Company. All Taxes of the Acquired Companies incurred through the date of the most recent financial statements of the Company do not exceed Taxes accrued on such financial statements, and all Taxes of the Acquired Companies accrued following the end of the most recent period covered by the most recent financial statements of the Company have been accrued in the ordinary course of business.

(d) No Legal Proceeding involving the IRS or any other Governmental Body is pending, ongoing, or has been threatened in writing against or with respect to any Acquired Company in respect of any income (or franchise) or other material Tax, and no deficiency of income (or franchise) or other material Taxes has been asserted in writing as a result of any audit or examination by any Governmental Body that has not been paid, settled or otherwise resolved.

(e) No Acquired Company (i) has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company or another Acquired Company), or (ii) has any liability for the Taxes of any other Person (other than another Acquired Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of any state, local or non-U.S. Legal Requirement), or as a transferee or successor or pursuant to any written Contract (other than pursuant to agreements not primarily related to Taxes).

(f) During the two-year period ending on the Agreement Date, none of the Acquired Companies has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(g) No Acquired Company has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any comparable provision of any state, local or non-U.S. Legal Requirement (including European Council Directive 2011/16 (“DAC 6”) and domestic implementation of DAC 6 and U.K. or foreign tax evasion facilitation offense within the meaning of the Criminal Finance Act 2017 of the United Kingdom). Each Acquired Company has disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of U.S. federal income Tax within the meaning of Section 6662 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Legal Requirement).

(h) No Acquired Company will be required to include any material item of income in, or exclude any material item of deduction from, the computation of taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting made prior to the Closing for a taxable period ending on or prior to the Closing Date as a result of transactions or events occurring, or accounting methods employed, prior to the Closing, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of any state, local or non-U.S. income Tax Legal Requirement) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, or any “excess loss account” within the meaning of the Treasury Regulations under Section 1502 of the Code (or any analogous or similar provision of any state, local or non-U.S. Tax Legal Requirement) existing as of immediately prior to the Closing, (iv) prepaid amount or any other income eligible for deferral under the Code or Treasury Regulations promulgated thereunder (including, without limitation, pursuant to Sections 451, 455 or 456 of the Code) or under state, local or non-U.S. Tax Legal Requirements received on or prior to the Closing Date, (v) a gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8 (or any similar provision of any state, local or non-U.S. Tax Legal Requirement) executed prior to the Closing, or (vi) income or gain by reason of Section 367(d) of the Code (or any similar provision of any state, local or non-U.S. Tax Legal Requirement) with respect to a transaction entered into prior to the Closing.

(i) None of the Acquired Companies has made an election under Section 965(h) of the Code or otherwise has any liability for Taxes pursuant to Section 965 of the Code that has not been fully paid to the appropriate Governmental Body.

(j) No Acquired Company is party to, bound by or has any obligation under any written Tax allocation or Tax sharing agreement or any written Tax indemnity or other written Tax allocation agreement or arrangement with any Person (other than another Acquired Company), other than any agreement not primarily related to Taxes.

(k) There are no material Encumbrances with respect to Taxes upon any of the assets or properties of any Acquired Company, other than Permitted Encumbrances.

(l) Section 2.14(l) of the Company Disclosure Schedule discloses for each Acquired Company (i) all applied for or received loans or payments under the CARES Act and COVID Relief Programs, (ii) Tax credits claimed under the CARES Act and COVID Relief Programs, and (iii) any other credits, deferrals or benefits available that any Acquired Company availed itself of under the CARES Act and COVID Relief Programs. With respect to each benefit under the CARES Act and COVID Relief Programs disclosed in Section 2.14(l) of the Company Disclosure Schedule, each Acquired Company satisfied all applicable requirements to qualify for each such benefit and holds and retains documentation and information to fully support the accuracy of each claim for each such benefit under the applicable Legal Requirements.

(m) Each Acquired Company has timely and accurately filed all required foreign accounts on a Report of Foreign Bank Accounts on FinCEN Form 114.

(n) Except as otherwise set forth in Section 2.14(n) of the Company Disclosure Schedule, none of the Acquired Companies has been a party to, or the beneficiary of, any Tax exemption, Tax holiday or other Tax reduction agreement or arrangement with, or order by, any Governmental Body (collectively, the “Tax Benefits”), in each case, other than Tax Benefits generally available under the Code (or any applicable state, local or non-U.S. Legal Requirement) without a requirement to enter into any agreement with a Governmental Body that will continue to apply after the Closing Date. The Acquired Companies are, and have been, in full compliance with any Tax Benefit to which it is a party or the beneficiary (whether or not disclosed in Section 2.14(n) of the Company Disclosure Schedule), and no basis exists as of the Closing, and the Transactions do not (and will not) create any basis, for any clawback or disgorgement of such Tax Benefit in any taxable period (or portion thereof) ending after the Closing Date.

(o) None of the Acquired Companies owns, directly or indirectly, any equity interest in a “passive foreign investment company” within the meaning of Section 1297 of the Code (“PFIC”) or has ever been classified as a PFIC.

(p) All transactions entered into or conducted by any Acquired Company with any Person who is a member of the “controlled group” (within the meaning of Treasury Regulations Section 1.482-1 or any similar or comparable provision of any state, local or non-U.S. Legal Requirement) of which such Acquired Company is a member have been made on arm’s length terms and no Governmental Body has imposed any different terms on any such transactions. None of the Acquired Companies is a party to any advance pricing agreement, or any similar Contract, with any Governmental Body. Contemporaneous transfer pricing documentation, local files, master files, intercompany agreements, benchmarking studies and any other record mandated by all applicable Legal Requirements have been timely prepared, are complete and accurate in all material respects, and have been maintained for all relevant periods.

(q) None of the Acquired Companies has filed (or has had filed on its behalf) a request for (i) private letter ruling, (ii) administrative relief, (iii) technical advice, or (iv) change of any method of accounting, in each case, with any Governmental Body that relates to Taxes or Tax Returns of any of the Acquired Companies.

(r) None of the Acquired Companies has (i) entered into any settlement or arrangement (including a closing agreement within the meaning of Section 7121 of the Code or a comparable or similar provision of any state, local or non-U.S. Legal Requirement) with respect to Taxes with any Governmental Body that would be binding or result in a material Tax liability for any Tax period (or portion thereof) beginning after the Closing Date, or (ii) granted any power of attorney with respect to any Taxes that is currently in force and will remain in effect after the Closing.

(s) None of the Acquired Companies violated any antiboycott prohibitions, or failed to comply with the reporting requirements, of the Tax Reform Act of 1976 (26 U.S.C. § 999).

(t) Section 2.14(t) of the Company Disclosure Schedule provides the current entity classification for U.S. federal income tax purposes for each Acquired Company.

(u) None of the Acquired Companies is, or has been in the last five years, a United States Real Property Holding Corporation within the meaning of Section 897(c)(2) of the Code and Treasury Regulations issued thereunder.

(v) Each Acquired Company is in possession and control of all records and documentation that is obliged to hold, preserve and retain for the purposes of any Tax under applicable Legal Requirements and of sufficient information to enable it to compute correctly its liability for Tax in so far as it relates to any event occurring before the Closing.

(w) Each Acquired Company has a current and valid registration for Tax purposes (included for purposes of value added Tax or similar Tax) in each jurisdiction that requires such a registration by such Acquired Company, and each such Acquired Company is in compliance with all conditions and requirements with respect to each such registration. Each Acquired Company has complied with all statutory provisions, rules, regulations, orders and directions concerning value added Tax or similar Tax, and related registrations, including timely filing correct and accurate Tax Returns and payments thereof and keeping correct and accurate records and documents related thereto.

(x) No Acquired Company directly or indirectly holds real estate within the meaning of the German Real Estate Transfer Tax Act.

2.15 Employee Matters.

(a) No Acquired Company is, nor at any time since the Applicable Date has been, a party to, bound by or negotiated, any collective bargaining agreement or similar Contract with a labor union, labor organization, an employee representative, or works council representing any of its employees, and no employees of an Acquired Company are, or have since the Applicable Date been, represented by any labor union or other labor organization, an employee representative, or works council with respect to their employment with an Acquired Company. No Acquired Company has, or at any time since the Applicable Date had, any duty to bargain with any labor union, labor organization, an employee representative or works council. To the knowledge of the Company, since the Applicable Date, there have been no activities or proceedings of any labor union to organize any Company Associate for the purpose of collective bargaining. No application, demand, petition or proceeding is pending for an election of or certification or recognition of a collective bargaining agent representing the employees of an Acquired Company. No labor dispute, strike, picketing or work stoppage against any Acquired Company is now pending, has occurred since the Applicable Date, or, to the knowledge of the Company, is now threatened that would reasonably be expected to interfere with the Acquired Companies’ business. No Acquired Company is, or has since the Applicable Date, engaged in any unfair labor practices.

(b) The Acquired Companies are, and at all times since the Applicable Date have been, in compliance in all material respects with all Legal Requirements governing the employment of labor, including Legal Requirements relating to employment practices, wages, compensation and benefits, hours, working time arrangements, classification of employees and independent contractors, overtime and overtime payments, working during rest days, social benefits contributions, severance pay, affirmative action, collective bargaining, discrimination, equity, harassment, retaliation, civil rights, disability rights or benefits, terms and conditions of employment, immigration, safety and health, hiring, promotions, plant closings, termination of service, severance, gratuity, pay transparency and disclosures, pay equity, employee privacy, leaves of absence, paid sick leave, unemployment insurance, child labor, whistleblowing, pension insurance, medical insurance, work-related-injury insurance, maternity insurance, the withholding and payment of social security and other Taxes (“Employment Practices”), such as the Age Discrimination in Employment Act, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, ERISA, the Fair Labor Standards Act, the Americans with Disabilities Act, the Occupational Safety and Health Act, the Family and Medical Leave Act, the National Labor Relations Act of 1935, any executive orders or regulations governing affirmative action, EEO and VETS-100 reporting obligations, and the Immigration and Nationality Act and other similar Legal Requirements of the jurisdictions in which the Acquired Companies are qualified or do business.

(c) There are no, nor have there been at any time since the Applicable Date any, material Legal Proceedings pending or, to the knowledge of the Company, threatened in writing or reasonably anticipated involving any regulatory organization, any Company Associate or group of Company Associates alleging non-compliance by an Acquired Company with Employment Practices. No Acquired Company is, nor at any time since the Applicable Date has been, a party to a conciliation agreement, consent decree or other agreement with any Governmental Body with respect to Employment Practices pursuant to which such Acquired Company will have material outstanding monetary obligations following the Agreement Date. Since the Applicable Date, no Company Associate has filed a formal complaint or claim with an Acquired Company with respect to Employment Practices. No Company Associate has been involved in an accident in the course of his or her service with the Acquired Companies that would have caused other than minor injury, nor has any such Person been exposed to occupational health hazards in the service of the Acquired Companies.

(d) No Acquired Company has at any time since the Applicable Date taken any action that (i) would constitute a “mass layoff” or “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988 (29 U.S.C. § 2101) (the “WARN Act”) or that triggered notice requirements or liability under any other Legal Requirement that is comparable to the WARN Act without complying in all material respects with the WARN Act or such other comparable Legal Requirement, or (ii) resulted in the termination of employment of 50 or more Company Associates or more than 10% of the Company Associates of the Acquired Companies during any 90-day period. As of the Agreement Date, no Acquired Company has any plans to undertake any action that would trigger the WARN Act or other similar notification requirements. The Acquired Companies are, and have been at all times since the Applicable Date, in material compliance with the WARN Act and any applicable state laws or other Legal Requirements regarding redundancies, reductions in force, mass layoffs, and plant closings, including obligations to promptly and correctly furnish all notices required to be given thereunder in connection with any redundancy, reduction in force, mass layoff or plant closing to affected employees, representatives, any state dislocated worker unit and local government officials, or any other Governmental Body.

(e) To the knowledge of the Company, no Company Associate is or has been at any time since the Applicable Date in any material respect in violation of any employment contract, non-disclosure, confidentiality agreement, non-competition agreement, non-solicitation agreement, restrictive covenant, consulting agreement, or work rules or other internal employment related rules with an Acquired Company. To the knowledge of the Company, no Company Associate has been at any time since the Applicable Date in any material respect in violation of any employment contract, non-disclosure, confidentiality agreement, non-competition agreement, non-solicitation agreement, restrictive covenant, consulting agreement, or work rules or other internal employment related rules with a former employer or service recipient relating to the right of any such Company Associate to be employed by or provide services to the Acquired Companies because of the nature of the business conducted or presently proposed to be conducted by it or to the use of Trade Secrets or proprietary information of others. The Company has made available to Parent copies of form offer letters, employment contracts, indemnification agreements, severance agreements, consulting agreements, contracts related to change of control payments with any Company Associates to which the Acquired Company is a party, or by which the Acquired Companies are bound, or under which the Acquired Companies have an outstanding material liability or obligation to re-employ or re-instate, and work rules or other internal employment related rules used in each jurisdiction in which Company Associates are or were based or located.

(f) No Acquired Company has incurred any material liability for breach of employment contracts, consulting contracts or work rules or other internal employment related rules. No Acquired Company has any current material liability for accrued and vested but unpaid severance, pay in lieu of notice, provident fund contributions, gratuity payments or other payment arising from the termination of the service of anyone who was once a Company Associate.

(g) The Company has made available to Parent a correct and complete list of employees of the Acquired Companies setting forth each such individual’s current (i) title or position, (ii) status as full-time or part-time, (iii) if an employee, status as exempt or non-exempt (to the extent applicable under Legal Requirements), (iv) date of commencement of service, (v) primary work location, including country and state, (vi) status of any required visa or work permit, (vii) leave of absence status, including whether the individual has given a written request for a leave of absence, (viii) employing entity, and (ix) whether the individual is engaged through a leasing agency or a temporary staffing agency.

(h) (i) All individuals characterized and treated as independent contractors by the Acquired Companies have been correctly classified for the purposes of employment rights and taxes under applicable Legal Requirements and the Acquired Companies have applied employment rights and taxes in accordance with the correct classification, and (ii) no tax authority has made enquiries regarding any contractor’s status and no contractor has objected to being treated as a self-employed contractor.

(i) (i) All employees of the Acquired Companies are employed on an at will basis, except as provided by applicable Legal Requirements outside of the United States, and (ii) no Acquired Company has any obligation to provide any particular form or period of notice before terminating the employment of any of their respective employees, except as provided by applicable Legal Requirements outside of the United States.

(j) To the knowledge of the Company, there are no, nor have there been since the Applicable Date, any (i) allegations of sexual harassment or other sexual misconduct or race discrimination or other type of unlawful harassment made against any Company Associate with the title of senior vice president (or the equivalent title based on role, responsibility or pay grade) or above through any formal human resources communication channels at the Acquired Companies, or (ii) actions or investigations pending related to any allegations of sexual harassment, other sexual misconduct or race discrimination or other type of harassment by any employee of the Acquired Company with the title of senior vice president (or the equivalent title based on role, responsibility or pay grade) or above. Since the Applicable Date, to the knowledge of the Company, no Acquired Company has entered into any settlement agreements related to allegations of sexual harassment, other sexual misconduct or race discrimination or other types of unlawful harassment by any employee of an Acquired Company with the title of senior vice president (or the equivalent title based on role, responsibility or pay grade) or above.

(k) No visa or work permit held by a Company Associate with respect to his or her service with the Acquired Companies will expire during the 12-month period beginning on the Agreement Date. All current Company Associates who work in the United States are, and all individuals who were former Company Associates who worked in the United States whose engagement terminated, voluntarily or involuntarily, within the four years prior to the Agreement Date were, legally authorized to work in the United States. The Acquired Companies have obtained all required material licenses to employ or engage non-resident workers or employees. The Acquired Companies are and have been in compliance in all material respects with both the employment verification provisions (including the paperwork and documentation requirements) and the anti-discrimination provisions of the Immigration Reform and Control Act of 1986 or equivalent or similar requirements under Legal Requirements in other jurisdictions for all Company Associates engaged or providing services to an Acquired Company since the Applicable Date.

(l) All Company Associates have been duly and properly remunerated for all services they performed in the course of their working relationship with the Acquired Companies in compliance with Legal Requirements and any employment contracts therewith, and all other material payments due to them have been made and, with respect to any such amounts or rights that have matured in favor of such Company Associates but which are not yet payable, funds sufficient to cover such payments have been reserved. With respect to the remuneration paid to the Company Associates, all contributions have been made relating to compulsory health insurance and social security and to Tax withholdings required by Legal Requirements.

(m) As of the Agreement Date, there are no performance improvements or disciplinary actions contemplated or pending against any of the Acquired Companies’ Company Associates with a title of senior director or higher, nor do the Acquired Companies have an intention as of the Agreement Date to terminate the employment or other relationship of any of their Company Associates.

(n) No current Company Associates are or have been (or have been notified that they may be) found by a Governmental Body to have violated any securities, commodities or unfair trade practices Legal Requirement, or identified on any of the following documents: (i) the OFAC list of “Specially Designated Nationals and Blocked Persons;” (ii) the Bureau of Industry and Security of the United States Department of Commerce “Denied Persons List,” “Entity List” or “Unverified List;” (iii) the Office of Defense Trade Controls of the United States Department of State “List of Debarred Parties;” or (iv) the United Nations Security Council Counter-Terrorism Committee “Consolidated List”.

2.16 Benefit Plans.

(a) Section 2.16(a) of the Company Disclosure Schedule sets forth an accurate and complete list of the material Employee Plans and separately denotes each material Employee Plan that constitutes a Non-U.S. Plan; provided, however, that the following shall not be individually listed: (i) individual employment agreements, offer letters or consulting agreements that (A) do not vary from a form of employment agreement, offer letter or consulting agreement that has been made available to Parent, (B) do not provide for any retention or transaction bonus payments, and (C) may be terminated at any time without any liability; and (ii) award agreements that do not vary from a form of award agreement that has been made available to Parent.

(b) The Company has made available to Parent with respect to each material Employee Plan accurate and complete copies of (i) all plan documents and all amendments thereto, and in the case of unwritten material Employee Plans, written descriptions thereof, (ii) the most recent annual actuarial valuation, if any, and the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), (iii) all trust agreements, insurance contracts and other documents relating to the funding or payment of benefits under any Employee Plan, (iv) all material correspondence to or from the IRS, the United States Department of Labor or any other Governmental Body with respect to an Employee Plan dated within the last six years, (v) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor, and (vi) the most recent summary plan descriptions and any material modifications thereto.

(c) Neither the Company nor any ERISA Affiliate currently has, and at no time in the past has had, an obligation to contribute to a “defined benefit plan” (as defined in Section 3(35) of ERISA), a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” (as defined in Section 3(37) of ERISA or Section 414(f) of the Code), a “multiple employer plan” (within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code) or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). There are no unfunded obligations to make payments to or relating to any Company Associate on early retirement or redundancy or other termination of employment under any Employee Plan.

(d) Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained or is entitled to rely upon a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code (and each trust created thereunder has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code), and there are no existing circumstances or any events that have occurred that would reasonably be expected to materially adversely affect the qualified status of any such Employee Plan.

(e) Each of the Employee Plans is now and has been maintained, operated and administered in all material respects in compliance with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code. There have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to any of the Employee Plans that could result in any material liability or material excise Tax under ERISA or the Code being imposed on any Acquired Company.

(f) With respect to each group health plan benefiting any current or former employee of any Acquired Company or an ERISA Affiliate that is subject to Section 4980B of the Code, each Acquired Company and each ERISA Affiliate has complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA. No Employee Plan provides health, welfare or retirement benefits to any individual who is not a current or former employee of an Acquired Company or the dependents or other beneficiaries of any such current or former employee.

(g) None of the Acquired Companies has agreed or committed to institute any plan, program, arrangement or agreement for the benefit of any Company Associates other than the Employee Plans identified pursuant to Section 2.16(a), or to make any amendments to any of the Employee Plans.

(h) There is no pending or, to the knowledge of the Company, threatened claim (other than routine claims for benefits in the ordinary course of business) or Legal Proceeding with respect to any Employee Plan nor, to the knowledge of the Company, is there any basis for one. No Employee Plan is under audit or, to the Company’s knowledge, the subject of an investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Body, nor is any such audit or investigation pending or, to the knowledge of the Company, threatened. The Company is not and could not reasonably be expected to be subject to either a material liability pursuant to Section 502 of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code.

(i) Each Employee Plan and any other payment or arrangement for which any Acquired Company has liability that is subject to Section 409A of the Code is, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(j) All (i) insurance premiums required to be paid with respect to, (ii) benefits, expenses and other amounts due and payable under, and (iii) contributions, transfers or payments required to be made to, any Employee Plan on or prior to the Closing Date will have been paid, made or accrued on or prior to the Closing Date in all material respects.

(k) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), no Acquired Company nor any Employee Plan has any present or future obligation to provide post-employment death, medical or welfare benefits to or make any payment to, or with respect to, any present or former employee, officer, director or service provider of the Acquired Companies pursuant to any retiree medical benefit plan or similar plan.

(l) Except as provided in Section 1.8, neither the execution or delivery of this Agreement nor the consummation of the Transactions would reasonably be expected to, either alone or in conjunction with any other event (whether contingent or otherwise) (i) constitute a stated triggering event under any Employee Plan that will result in any payment (whether of severance pay or otherwise) becoming due to any Company Associate who is a natural Person (or dependents of such Persons) of any Acquired Company, (ii) accelerate the time of payment or vesting or increase the amount of compensation due to any Company Associate who is a natural Person (or dependents of such Persons) of any Acquired Company, or (iii) result in any forgiveness of Indebtedness with respect to any Company Associate who is a natural Person (or dependents of such Persons) of any Acquired Company, (iv) trigger any funding obligation under any Employee Plan or (v) impose any restrictions or limitations on the rights of any Acquired Company to administer, amend or terminate any Employee Plan other than as imposed by any Legal Requirement.

(m) No amount, economic benefit or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of any of the Transactions (alone or in combination with any other event) by any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) with respect to the Company or any of its Affiliates under any employment, severance or termination agreement, other compensation arrangement or Employee Plan in effect as of the Closing Date would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(n) No Employee Plan provides for the gross-up, reimbursement or obligation to make whole for the payment of Taxes under Section 4999 or 409A of the Code.

(o) Each Non-U.S. Plan complies with all applicable Legal Requirements (including applicable Legal Requirements regarding the form, funding and operation of the Non-U.S. Plan) in all material respects. The financial statements accurately reflect the Non-U.S. Plan liabilities and accruals for contributions required to be paid to the Non-U.S. Plans in all material respects, in accordance with applicable generally accepted accounting principles consistently applied. All contributions required to have been made to all Non-U.S. Plans on or prior to the Closing Date will have been made on or prior to the Closing Date in all material respects. There are no Legal Proceedings pending or, to the knowledge of the Company, threatened with respect to the Non-U.S. Plans (other than routine claims for benefits). There have not occurred, nor are there continuing, any transactions or breaches of fiduciary duty under applicable Legal Requirements with respect to any Non-U.S. Plan which would reasonably be likely to have a material and adverse effect on (i) any Non-U.S. Plan, or (ii) the condition of the Company, any of its Subsidiaries or any ERISA Affiliate.

(p) With respect to any insurance policy providing funding for benefits under any Employee Plan, there is no liability of any Acquired Company in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated on the Closing Date.

2.17 Environmental Matters.

(a) The Acquired Companies are and since the Applicable Date have been in compliance, in all material respects, with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of the Acquired Companies’ business.

(b) As of the Agreement Date, there is no Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened against any Acquired Company or in respect of any Leased Real Property, except as would not be, individually or in the aggregate, material to the Acquired Companies taken as a whole.

(c) Since the Applicable Date through the Agreement Date, no Acquired Company has received any written notice, report or other information of or entered into any legally binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved material violations, liabilities or requirements on the part of any Acquired Company relating to or arising under Environmental Laws.

(d) To the knowledge of the Company (i) no Person has been exposed to any Hazardous Material at a property or facility of an Acquired Company at levels in excess of applicable permissible exposure levels, and (ii) there are and since the Applicable Date have been no Hazardous Materials present or Releases on, at, under or from any property or facility, including the Leased Real Property, in a manner and concentration that would reasonably be expected to result in any material claim against or material liability of an Acquired Company under any Environmental Law.

(e) No Acquired Company has assumed, undertaken, or otherwise become subject to any material liability of another Person relating to Environmental Laws.

2.18 Insurance. The Company has delivered or made available to Parent accurate and complete copies of all material insurance policies and all self-insurance programs and arrangements (other than in connection with any Employee Plan) relating to the business, assets and operations of the Acquired Companies. The Acquired Companies maintain insurance coverage in such amounts and covering such risks as are in accordance, in all material respects, with normal industry practice for companies of similar size and stage of development. All such insurance policies are in full force and effect, no notice of termination, cancellation, non-renewal or material modification has been received (other than a notice in connection with ordinary renewals), all premiums due and payable thereon have been paid in accordance with the terms of such policies and there is no existing material default or event which, with the giving of notice or lapse of time or both, would constitute a material default, by any insured thereunder. As of the Agreement Date, there is no claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, except as would not be, or would not, individually or in the aggregate, reasonably be expected to be, material to the Acquired Companies taken as a whole.

2.19 Legal Proceedings; Orders.

(a) There are no Legal Proceedings pending and served (or, to the knowledge of the Company, pending and not served or threatened in writing) against any Acquired Company or, to the knowledge of the Company, against any present or former officer, director or employee of an Acquired Company in such individual’s capacity as such, except as, individually or taken together (i) would not be, or would not reasonably be expected to be, material to the Acquired Companies taken as a whole, and (ii) would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions in a timely manner.

(b) There is no material order, writ, injunction, award or judgment to which an Acquired Company is subject.

(c) To the knowledge of the Company, no investigation, audit or review by any Governmental Body with respect to an Acquired Company is pending or is threatened in writing.

2.20 Authority; Binding Nature of Agreement. The Company has the corporate power and authority to execute and deliver, and to perform its obligations under, this Agreement and to consummate the Transactions, including the Merger, subject to the adoption of this Agreement by holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”), The Company has taken all corporate action necessary, and no other corporate actions or proceedings on the part of the Company or vote of the Company’s stockholders is necessary to authorize the consummation of the Transactions, other than the Company Stockholder Approval. The Board of Directors has unanimously (a) determined that this Agreement and the Transactions, including the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders, (b) declared it advisable to enter into this Agreement, (c) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Merger, (d) resolved that the Merger shall be governed by Section 251(c) of the DGCL, in each case, upon the terms and subject to the conditions set forth in this Agreement, and (e) resolved to recommend that the stockholders of the Company adopt this Agreement at any meeting of the Company’s stockholders held for such purpose and any adjournment or postponement thereof, in each case, on the terms and subject to the conditions of this Agreement. As of the Agreement Date, the resolutions in the foregoing sentence have not been subsequently withdrawn or modified in a manner adverse to Parent. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Legal Requirements of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

2.21 Takeover Laws. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 3.8, the Board of Directors has taken and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law are, and will be inapplicable to the execution, delivery and performance of this Agreement to the consummation of the Merger and the other Transactions.

2.22 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the HSR Act, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any), and the rules and regulations of the SEC and Nasdaq, the execution and delivery of this Agreement by the Company and the consummation of the Transactions will not (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of any Acquired Company, (ii) cause a violation by any Acquired Company of any Legal Requirement or order applicable to an Acquired Company, or to which an Acquired Company is subject, (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other adverse change of any right or obligation or the loss of any benefit to which an Acquired Company is entitled under any provision of any Contract, or (iv) result in an Encumbrance (other than a Permitted Encumbrance) on any of the property or assets of any Acquired Company; except, in the case of the foregoing clauses (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware pursuant to the DGCL or as may be required by the Exchange Act (including the filing with the SEC of the Merger Proxy Statement and such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions), the DGCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws and the applicable rules and regulations of the SEC and any national securities exchange, the Acquired Companies are not required to give notice to, make any filing with, or obtain any Consent from, any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by the Company, or the consummation by the Company of the Merger or the other Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.23 Opinion of Financial Advisors. The Board of Directors has, as of the Agreement Date, received (a) the oral opinion, to be subsequently confirmed by delivery of its written opinion, of Centerview Partners LLC, financial advisor to the Company, to the effect that, as of the date of such opinion, and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such opinion, the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares, Dissenting Shares or any Shares held by any Affiliate of the Company or Parent) in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders and (b) the oral opinion, to be subsequently confirmed by delivery of its written opinion, of Goldman Sachs & Co. LLC, financial advisor to the Company, to the effect that, as of the date of such opinion, and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such opinion, the Merger Consideration to be paid to the holders of Shares (other Parent and its Affiliates) in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will make available to Parent solely for informational purposes and on a non-reliance basis, a signed copy of each such opinion as soon as possible following the Agreement Date.

2.24 Brokers and Other Advisors. Except for Centerview Partners LLC and Goldman Sachs & Co. LLC, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has made available to Parent accurate copies of all agreements under which any such fee, commission or expense reimbursement is payable and all indemnification and other agreements related to the engagement of the Persons to whom any such fee is payable. Section 2.24 of the Company Disclosure Schedule sets forth a good faith estimate as of the Agreement Date of all fees and expenses of any brokerage, finder, financial advisor, investment banker, legal counsel, accountant or other advisor or consultant payable by any Acquired Company in connection with this Agreement or the Transactions.

2.25 Acknowledgment by Company. The Company is not relying and has not relied on any representations or warranties whatsoever regarding the Transactions or the subject matter of this Agreement, express or implied, except for the representations and warranties of Parent and Merger Sub set forth in Section 3. Such representations and warranties by Parent and Merger Sub constitute the sole and exclusive representations and warranties of Parent and Merger Sub in connection with the Transactions and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent and Merger Sub.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

3.1 Due Organization. Each of Parent and Merger Sub is a corporation or other Entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority (a) to conduct its business in the manner in which its business is currently being conducted, and (b) to own and use its assets in the manner in which its assets are currently owned and used, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

3.2 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged, and prior to the Effective Time will not engage, in any business activities or conducted any operations other than as contemplated by this Agreement in connection with the Transactions and those incident to Merger Sub’s formation and capitalization. Either Parent or a wholly owned Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws.

3.3 Authority; Binding Nature of Agreement. Parent and Merger Sub each have the corporate power and authority to execute and deliver and to perform their respective obligations under this Agreement and to consummate the Transactions. The board of directors of each of Parent and Merger Sub have approved the respective execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Transactions, including the Merger. This Agreement has been duly executed and delivered by Parent and Merger Sub, and assuming due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub and is enforceable against Parent and Merger Sub in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Legal Requirement of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

3.4 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any), and the rules and regulations of the SEC and Nasdaq, the execution and delivery of this Agreement by Parent and Merger Sub and the consummation of the Transactions, will not (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of Parent or Merger Sub, (ii) cause a violation by Parent or Merger Sub of any Legal Requirement or order applicable to Parent or Merger Sub, or to which Parent or Merger Sub are subject, or (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other adverse change of any right or obligation or the loss of any benefit to which Parent or Merger Sub is entitled under any provision of any Contract, except in the case of the foregoing clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware pursuant to the DGCL or as may be required by the Exchange Act, Takeover Laws, the DGCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws and the applicable rules and regulations of the SEC and any national securities exchange, neither Parent nor Merger Sub, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any Consent from, any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Merger Sub, or the consummation by Parent or

Merger Sub of the Merger or the other Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No vote of Parent’s, Merger Sub’s stockholders is necessary to approve this Agreement or any of the Transactions (except in the case of Merger Sub as has been obtained prior to the execution and delivery of this Agreement).

3.5 Disclosure. None of the information with respect to Parent or Merger Sub supplied or to be supplied by or on behalf of Parent or Merger Sub or any of their Subsidiaries, specifically for inclusion or incorporation by reference in the Merger Proxy Statement will, (a) at the time such document is filed with the SEC, (b) at any time such document is amended or supplemented, or (c) at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. For clarity, the representations and warranties in this Section 3.5 will not apply to statements or omissions included or incorporated by reference in the Merger Proxy Statement based upon information supplied by the Company to Parent or Merger Sub or any of their respective Representatives on behalf of the Company specifically for inclusion therein.

3.6 Absence of Litigation. As of the Agreement Date, there is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served, against Parent or Merger Sub, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. To the knowledge of Parent or Merger Sub, as of the Agreement Date, neither Parent nor Merger Sub is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

3.7 Funds.

(a) Prior to the Agreement Date, Parent has delivered to the Company true and correct copies of a fully executed debt commitment letter, dated as of the Agreement Date (including all exhibits, schedules annexes and amendments thereto, the “Debt Commitment Letter”), and the fee letter (redacted in a customary fashion as to economic terms and other commercially sensitive numbers and provisions specified in any such fee letter (including any provisions relating to “flex” terms or similar concepts), none of which could adversely affect the availability, conditionality, enforceability or amount (except by reason of any increased fees or original issue discount resulting from the “flex” terms or similar concepts contained in any such fee letter) of the Financing contemplated thereby) referred to in the Debt Commitment Letter (the “Debt Financing Fee Letter”) from the Financing Sources named therein, pursuant to which those Financing Sources have committed, subject only to the terms and conditions set forth therein, to provide to the Parent or Merger Sub the amount of debt financing as described therein, the proceeds of which shall be used to, among other things, fund the Transactions (the “Financing”).

(b) Except as expressly set forth in the Debt Commitment Letter, there are no conditions precedent to the obligations of the Financing Sources to fund the full amount contemplated by the Debt Commitment Letter as of the Agreement Date and no contingencies that would permit the Financing Sources to reduce the total amount of the Financing from the amount contemplated by the Debt Commitment Letter as of the Agreement Date, including any condition or other contingency relating to the amount (except by reason of any increased fees or original issue discount resulting from the “flex” terms or similar concepts contained in any such fee letter) or availability of the Financing pursuant to any “flex” provision. There are no side letters, understandings or other agreements, Contracts or other arrangements of any kind that could affect the conditions precedent to the availability of the Financing on the Closing Date contemplated by the Debt Commitment Letter. As of the Agreement Date, the Debt Commitment Letter has been duly executed and delivered by, and is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, each other party thereto (except as such enforcement may be subject to bankruptcy and other similar Legal Requirements and by general equitable principles). As of the Agreement Date, the Debt Commitment Letter is in full force and effect against Parent and, to the knowledge of Parent, against each other party thereto and, as of the Agreement Date, has not been withdrawn, rescinded, terminated or otherwise amended or modified as of the Agreement Date, and, assuming the satisfaction of the conditions set forth in Section 6, no such withdrawal, rescission, termination, amendment or modification is currently contemplated (except for amendments or modifications contemplated by the Debt Commitment Letter as of the Agreement Date to add additional arrangers or bookrunners). All commitment and other fees required to be paid under the Debt Commitment Letter and Debt Financing Fee Letter on or before the Agreement Date have been fully paid, and Parent and Merger Sub will pay in full any amounts due on or before the Closing Date. The aggregate proceeds of the Financing (including any Alternate Financing), when funded in accordance with, and subject to, the terms and conditions of the Debt Commitment Letter, will be sufficient to enable Parent and Merger Sub to pay in cash the aggregate Merger Consideration and amounts set forth in the Payoff Letter payable at and following the Effective Time and the aggregate amounts payable to holders of In the Money Director Options and Company RSUs following the Effective Time pursuant to Section 1.8 and the expenses contemplated by Section 7.3(a) (collectively, the “Required Amount”). In no event shall receipt by, or the availability of any funds or financing (including the Financing) to, the Parent, Merger Sub or any of their Affiliates be or be deemed, construed or alleged to be a condition precedent to any obligations of Parent and Merger Sub under this Agreement.

3.8 Ownership of Shares. Except as contemplated by this Agreement, neither Parent nor any of Parent’s controlled Affiliates, directly or indirectly, owns, and at all times for the past three years, neither Parent nor any of Parent’s controlled Affiliates has owned, beneficially or otherwise, any Shares or any securities, Contracts or obligations convertible into or exercisable or exchangeable for Shares, excluding investments made in the ordinary course of business in connection with retirement plans, 401(k) plans, mutual funds, pension plans or similar arrangements, in each case, not specifically targeted to an investment in Shares and not resulting in record or beneficial ownership of any Shares by Parent or any of its controlled Affiliates. Neither Parent nor Merger Sub is, nor for the past three years has been, an “interested stockholder” of the Company subject to the restrictions on “business combinations” (in each case, as such quote terms are defined under Section 203(c) of the DGCL).

3.9 Acknowledgement by Parent and Merger Sub.

(a) Neither Parent nor Merger Sub is relying and neither Parent nor Merger Sub has relied on any representations or warranties whatsoever regarding the Transactions or the subject matter of this Agreement, express or implied, except for the representations and warranties of the Company set forth in Section 2, including the Company Disclosure Schedule. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of any of the Acquired Companies in connection with the Transactions and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Acquired Companies.

(b) In connection with the due diligence investigation of the Acquired Companies by Parent and Merger Sub and their respective Affiliates, stockholders or Representatives, Parent and Merger Sub and their respective Affiliates, stockholders and Representatives have received and may continue to receive after the Agreement Date from the Company, the other Acquired Companies and their respective Affiliates and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Companies and their business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and agree that, except in the case of fraud, Parent and Merger Sub will have no claim against the Acquired Companies, or any of their respective Affiliates, stockholders or Representatives, or any other Person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement. Accordingly, Parent and Merger Sub hereby acknowledge and agree that neither the Acquired Companies nor any of their respective Affiliates, stockholders or Representatives, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement.

3.10 Brokers and Other Advisors. Except for Persons, if any, whose fees and expenses shall be paid by Parent or Merger Sub, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries.

SECTION 4

CERTAIN COVENANTS OF THE COMPANY

4.1 Access and Investigation; Notice of Certain Events.

(a) During the period from the execution and delivery of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 7 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company shall, and shall cause the other Acquired Companies and the respective Representatives of the Acquired Companies to, (1) provide Parent and Parent’s Representatives with reasonable access during normal business hours of each of the Acquired Companies, respectively, to the Acquired Companies’ Representatives and to their properties and assets, and to all existing books, records, documents and information relating to the Acquired Companies, and (2) promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the Acquired Companies’ business and such additional financial, operating and other data and information regarding the Acquired Companies, in each case, as Parent may reasonably request; provided, however, that any such access to the Acquired Companies’ assets and personnel shall be conducted at Parent’s expense, at a reasonable time, and (to the extent conducted at an Acquired Company’s facilities) under the supervision of appropriate personnel of the Acquired Companies and all such information shall be requested in such a manner as not to unreasonably interfere with the normal operation of Acquired Companies’ business. Nothing herein shall require any of the Acquired Companies to disclose any information to Parent if such disclosure would, in the Company’s reasonable determination (after consultation with outside counsel) and after notice to Parent (i) jeopardize any attorney-client or other legal privilege (so long as the Acquired Companies have reasonably cooperated with Parent and used their reasonable best efforts to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), (ii) contravene any applicable Legal Requirement (so long as the Acquired Companies have reasonably cooperated with Parent and used their reasonable best efforts to permit disclosure to the extent permitted by Legal Requirements, e.g., through the use of customary “clean room” arrangements pursuant to which certain Representatives of Parent could be provided access to such information), or (iii) contravene any Contract to which an Acquired Company is a party or by which an Acquired Company is bound as of the Agreement Date (so long as the Acquired Companies have reasonably cooperated with Parent and used their reasonable best efforts to permit disclosure on a basis that would not contravene such Contract). Notwithstanding the foregoing, nothing in this Section 4.1 shall require an Acquired Company to disclose any information to Parent or Parent’s Representatives to the extent such information relates to the applicable portions of the minutes of the meetings of the Board of Directors or any committee thereof (including any presentations or other materials prepared by or for the Board of Directors or such committee thereof) in which the Board of Directors or committee thereof discussed (x) the Transactions, or any similar transaction involving an Acquired Company, (y) any Acquisition Proposal, or (z) a Company Adverse Recommendation Change; provided that upon Parent’s request in accordance with this Section 4.1, the Company shall disclose versions of such minutes, presentations or other materials to Parent and its Representatives in which such information is redacted. With respect to the information disclosed pursuant to this Section 4.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidential Disclosure Agreement dated October 15, 2025, between the Company and Parent, as amended (the “Confidentiality Agreement”).

(b) Subject to applicable Legal Requirements, during the Pre-Closing Period, each of the Company and Parent shall promptly notify the other in writing of (i) any notice or other communication received by such Party from any Governmental Body in connection with this Agreement (except with respect to the matters covered by, and subject to, Section 5.2, which shall be governed by the terms thereof or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with this Agreement or the Transactions), or (ii) any Legal Proceeding commenced or, to such Party’s knowledge, threatened in writing, against the other Party or any of its Subsidiaries or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, in each case in connection with, arising from or otherwise relating to this Agreement or the Transactions. In furtherance of the foregoing, during the Pre-Closing Period, the Company shall promptly furnish Parent a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Legal Requirements and a copy of any communication received by the Company from the SEC concerning compliance with securities laws with respect to matters unrelated to the Transactions.

(c) No investigation conducted or notice given pursuant to this Section 4.1 shall affect or be deemed to qualify, modify or limit, or cure the breach of, any representation or warranty made by the Company in this Agreement

4.2 Operation of the Acquired Companies’ Business. During the Pre-Closing Period, except (a) as expressly required under this Agreement or as required by applicable Legal Requirements, (b) with the prior written consent of Parent (which consent shall be in Parent’s sole discretion, other than with respect to the matters set forth in Sections 4.2(b)(vi) through (ix), Section 4.2(b)(xii), Section 4.2(b)(xiii) and Section 4.2(b)(xv), for which Parent’s consent shall not be unreasonably withheld, conditioned or delayed), or (c) with respect to Section 4.2(a), as set forth in Section 4.2(a) of the Company Disclosure Schedule and with respect to Section 4.2(b), as set forth in Section 4.2(b) of the Company Disclosure Schedule:

(a) the Company shall, and shall cause each other Acquired Company to conduct its business in the ordinary course in all material respects, and to the extent consistent therewith to use its reasonable best efforts to preserve intact its material assets (including technology), properties, Contracts, licenses and business organization, keep available the services of its employees and maintain satisfactory business relationships with licensors, licensees, suppliers, lessors, Governmental Bodies and others having material business dealings with the Acquired Companies; and

(b) the Acquired Companies shall not:

(i) (A) establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares), (B) enter into any Contract with respect to the voting of securities, or (C) repurchase, redeem or otherwise reacquire any of the Shares, or any rights, warrants or options to acquire any of the Shares, other than (1) repurchases of Shares outstanding as of the Agreement Date pursuant to the Company’s right (under written commitments in effect as of the Agreement Date that have been made available to Parent) to purchase Shares held by a Company Associate only upon termination of such Person’s employment or engagement by the Acquired Companies, (2) forfeitures of Company Options, Company RSUs or Company PSUs (or, in each case, Shares issued upon the exercise or settlement thereof) outstanding on the Agreement Date pursuant to the terms of any such Company Option, Company RSU or Company PSU (as in effect as of the Agreement Date) between the Company and a Company Associate or member of the Board of Directors in accordance with the terms thereof as in effect on the Agreement Date, (3) in connection with withholding to satisfy the exercise price or Tax obligations with respect to Company Options, Company RSUs or Company PSUs pursuant to the terms thereof (as in effect as of the Agreement Date), or (4) the declaration and payment of dividends or distributions between the Company and a wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company;

(ii) split, combine, subdivide or reclassify any Shares or other equity interests;

(iii) sell, issue, grant, deliver, pledge, transfer, encumber, dispose of, or otherwise divest or authorize the sale, issuance, grant, delivery, pledge, transfer, encumbrance, disposal or divestiture of (A) any capital stock, equity interest or other security, including the Shares, (B) any option, call option, warrant, restricted securities or other right to acquire any capital stock, equity interest or other security, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units (except (x) that the Company may issue Shares as required to be issued upon the exercise or vesting (as the case may be) of the Company Options, Company RSUs and Company PSUs outstanding as of the Agreement Date and listed in Section 2.3(h) of the Company Disclosure Schedule, in each case pursuant to the terms thereof (as in effect as of the Agreement Date), or (y) with respect to the creation of pledges or encumbrances on capital stock of a Subsidiary of the Company (or authorizations with respect any of the foregoing) constituting Permitted Encumbrances under clause (f) of the definition thereof that are required by the terms of the Senior Secured Term Loan Agreement in effect on the Agreement Date;

(iv) except as set forth in Section 1.8, or as required under any Employee Plan as in effect on the Agreement Date and listed in Section 2.16(a) of the Company Disclosure Schedule, (A) establish, adopt, enter into, terminate or amend any Employee Plan (or any plan, program, policy, Contract, arrangement or agreement that would be an Employee Plan if it were in existence on the Agreement Date), (B) amend or waive any of their rights under, or accelerate the payment, funding or vesting under, any provision of any of the Employee Plans (or any plan, program, policy, Contract, arrangement or agreement that would be an Employee Plan if it were in existence on the Agreement Date), including any Company Options, Company RSUs or Company PSUs, (C) make any contributions or payments to any trust or other funding vehicle with respect to any Employee Plan, (D) change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (E) grant, provide, promise, amend or increase for any employee or director any compensation, bonuses, severance, retention or other payments or benefits, other than merit or market-based increases of no more than five percent, made in the ordinary course of business, to base compensation or wage rate for any employee, provided that the aggregate of such increases shall not be greater than three percent of the total base compensation for the employee population as in effect as of November 30, 2025, (F) hire or retain any Company Associate with annual base compensation or an annual base retainer of $200,000 or more or any employee at or above the level of senior director, (G) terminate (other than for cause) the employment or services of a Company Associate whose annual base salary or annual base retainer is in excess of $200,000 or an employee who is at or above the level of senior director, (H) forgive any loans or other amounts payable to an Acquired Company by any Company Associate, or (I) enter into any Contract that that indemnifies any director or executive officer of the Company or any Acquired Company (other than any indemnification provisions set forth in the certificate of incorporation or bylaws or comparable governing documents of the Company or any Acquired Company as of the Agreement Date);

(v) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

(vi) (A) form any Subsidiary, (B) acquire any equity or voting interest (including by merger, consolidation, acquisition of stock or otherwise) in any other Entity (C) acquire material assets or a business (or any division thereof) of any other Person (other than any acquisition of supplies, raw materials, inventory or products in the ordinary course of business), or (D) enter into any joint venture, partnership limited liability corporation or similar arrangement;

(vii) make, commit to make or authorize any capital expenditure (other than capital expenditures that do not exceed $250,000 individually or $500,000 in the aggregate);

(viii) lease, sublease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, surrender, cancel, waive, relinquish or permit to lapse, covenant not to assert, fail to diligently prosecute, enforce or maintain, fail to renew (other than any Patent (1) expiring at the end of its statutory term or (2) abandonment of any application for registration of any Intellectual Property Right in the ordinary course of business, and that is not material to the operation of the Acquired Companies’ businesses taken as a whole), transfer or assign, guarantee, exchange or swap, mortgage or subject to any material Encumbrance (other than, in each case, Permitted Encumbrances) any material right or other material asset or property (except (A) with respect to Intellectual Property Rights, granting non-exclusive licenses in the ordinary course of business (including entering into clinical trial agreements, but solely with respect to Clinical Trials that are ongoing as of the Agreement Date (and have been disclosed to Parent) and material transfer agreements), (B) with respect to tangible assets, pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the Acquired Companies’ businesses, or (C) transactions between the Company and another wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company);

(ix) extend any lease with respect to any Leased Real Property or acquire an ownership interest in any real property;

(x) disclose or otherwise fail to preserve and maintain any material Trade Secrets or disclose or release any other material confidential information relating to any of the Acquired Companies’ businesses, including Products, other than pursuant to a binding written confidentiality and non-disclosure agreement entered into in the ordinary course of business, and with respect to any Trade Secrets qualifying as a Trade Secret under applicable Legal Requirements, with protections sufficient to protect and maintain such Trade Secret as a Trade Secret under applicable Legal Requirements;

(xi) enter into any new line of business or abandon or discontinue any existing line of business, it being understood that Clinical Trials planned as of the Agreement Date and conducted in the ordinary course of business shall not constitute new lines of business;

(xii) lend money or make capital contributions or advances to or make investments in, any Person, or incur, assume, guarantee, endorse or otherwise become responsible for (or amend or modify the terms of) any Indebtedness (except for (A) advances to directors, employees and consultants for travel and other business related expenses in the ordinary course of business and in compliance with the Company’s policies related thereto that are in effect as of the Agreement Date, (B) advances of expenses as required under the Company’s certificate of incorporation or bylaws or any indemnification agreement with the Company’s directors or officers made available to Parent, (C) the issuance of surety bonds, letters of credit, bank guarantees or similar instruments entered into for the benefit of Governmental Bodies in connection with the anticipated licensure or distribution of any Product, (D) capital expenditures permitted by Section 4.2(b)(vii), and (E) the issuance of Indebtedness by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company);

(xiii) (A) enter into or terminate, or (B) materially amend, renew, extend, materially modify or waive any material rights or obligations under any Material Contract (or any Contract that if entered into prior to the Agreement Date would be a Material Contract), including any letter agreement, schedule, exhibit or similar document ancillary to such Material Contract, except (x) in the case of clause (A), for (i) normal expirations of Material Contracts in the ordinary course of business, and (ii) entry into commercial contracts in the ordinary course of business that are not the type of Material Contract contemplated by Section 2.9(a)(ii), Section 2.9(a)(iii), Section 2.9(a)(vii), Section 2.9(a)(viii), Section 2.9(a)(xii), Section 2.9(a)(xiv) or Section 2.9(a)(xvii), and (y) in the case of clause (B), amendments, renewals, extensions, modifications and waivers in the ordinary course of business; provided that any such amendment, renewal, extension, modification or waiver (i) does not materially extend the term or duration of such Material Contract, and (ii) would not create or result in new or additional obligations on the part of an Acquired Company of the type contemplated by Section 2.9(a)(ii), Section 2.9(a)(iii), Section 2.9(a)(vii), Section 2.9(a)(viii), Section 2.9(a)(xii), Section 2.9(a)(xiv) or Section 2.9(a)(xvii);

(xiv) enter into any agreement, arrangement or commitment that purports to bind or restrict Parent or any of its Subsidiaries, other than, following the Effective Time, the Surviving Corporation and its Subsidiaries;

(xv) (A) make any change to any accounting method or accounting period used for Tax purposes, (B) make (except in the ordinary course of business), rescind or change any material Tax election, (C) file an amended income or other material amended Tax Return, (D) enter into a closing agreement with any Governmental Body regarding any material Tax liability or assessment, (E) settle, compromise or consent to any material Tax claim or assessment or surrender a right to any income or other material Tax refund, (F) waive or extend the statute of limitations with respect to any income or other material Tax or income or other material Tax Return, other than automatic waivers or automatic extensions obtained in the ordinary course of business, (G) request any private letter, technical advice or similar Tax ruling from any Governmental Body with respect to Taxes, (H) enter into any written Tax allocation, indemnity or sharing agreement (other than any such agreements not relating primarily to Taxes), or (I) fail to pay any material Taxes when due consistent with past practice, taking into account any automatic extensions obtained in the ordinary course of business and growth or changes in the Acquired Companies’ business activities consistent with past practice; provided that, solely for purposes of this Section 4.2(b)(xv), “material” shall mean $250,000 per each action and $750,000 for all such actions in the aggregate; and provided, further that the Company shall provide Parent with advance written notice of any proposed closing agreement with any Governmental Body regarding Tax liability or assessment, or any proposed settlement, compromise, or consent to any Tax claim or assessment, in each case, that is not considered “material” pursuant to this Section 4.2(b)(xv);

(xvi) change the Acquired Companies’ financial accounting methods, principles or practices, except as required by changes in GAAP or in Regulation S-X of the Exchange Act, as agreed to by the Company’s independent public accountants;

(xvii) settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim) against any Acquired Company, other than with respect to Tax matters (but solely to the extent any such Tax matter is addressed in Section 4.2(b)(xv)) and any settlement, release, waiver or compromise that (A) results solely in monetary obligations involving only the payment of monies by the Acquired Companies of not more than $250,000 in the aggregate (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, any Acquired Companies), (B) does not involve the admission of wrongdoing by, does not impose any material restrictions or changes on the business or operations of, and does not involve any injunctive or equitable or other nonmonetary relief (other than immaterial and non-monetary relief incidental thereto) against, any Acquired Company, (C) does not provide for the grant to any third party of a license, cross license, covenant not to sue, or other grant of rights to any material Intellectual Property Rights, and (D) provides for a complete release of the claims in dispute giving rise to such settlement, release, waiver or compromise; provided that the settlement, release, waiver or compromise of any Legal Proceeding or claim brought by the stockholders of the Company against the Company and/or its directors relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 1.7 or Section 5.5, as applicable;

(xviii) commence any material Legal Proceeding against any third Person (other than with respect to Tax matters solely to the extent any such Tax matter is addressed in subject to Section 4.2(b)(xv));

(xix) affirmatively waive or release any noncompetition, nonsolicitation, noninterference, nondisparagement, nondisclosure or other material restrictive covenant obligation of any Company Associate;

(xx) terminate any Clinical Trials in respect of any Product that are ongoing as of the execution and delivery of this Agreement, other than pursuant to the terms thereof and in the ordinary course of business, or commence (alone or with any third party) any new preclinical or clinical development, including commencement of a Clinical Trial, in respect of any Product that is not a Product as of the Agreement Date;

(xxi) (A) create, implement, operate, participate in or offer any patient assistance or patient support program that offers, provides or intends to provide free drug product (including any Product) or any cost-sharing assistance, such as co-pay coupons or co-pay cards in relation to a drug product (including any Product), to any patient, including any federal healthcare program beneficiaries (each, a “Patient Assistance Program”), or (B) offer, make or provide any grants, charitable contributions, donations, sponsorships or similar support (whether in cash or in kind) that relates to or otherwise supports any third-party Patient Assistance Program;

(xxii) fail to maintain in full force and effect the existing insurance policies of the Acquired Companies or to renew or replace such insurance policies with comparable insurance policies;

(xxiii) enter into any collective bargaining agreement or similar agreement with any labor organization or employee representative body or recognize or certify any labor union, works council or similar labor organization or employee representative body as the bargaining representative for any employees of an Acquired Company;

(xxiv) implement any employee layoffs, furloughs, reductions in force, or plant closings that would trigger notice obligations under the WARN Act or similar state or ex-U.S. Legal Requirements;

(xxv) adopt or implement any stockholder rights plan or similar arrangement;

(xxvi) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Acquired Companies; or

(xxvii) authorize any of, or agree or commit to take, any of the actions described in the foregoing clauses (i) through (xxvi) of this Section 4.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Acquired Companies prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its, if applicable, Subsidiaries’ respective operations.

4.3 No Solicitation.

(a) Except as expressly permitted by this Section 4.3, during the Pre-Closing Period the Acquired Companies shall cause their Representatives not to, directly or indirectly (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, (ii) (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information in connection with an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or (C) adopt, approve, endorse, recommend, declare advisable or enter into any letter of intent, memorandum of understanding, agreement in principle, term sheet or similar agreement, whether binding or nonbinding, or any Contract (other than an Acceptable Confidentiality Agreement permitted to be executed pursuant to Section 4.3(b)), in each case, with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal or that would reasonably be expected to cause the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions, (iii) waive or release any Person from, forebear in the enforcement of or amend any standstill agreement or any standstill provisions of any other Contract, or take any action to exempt any Person (other than Parent, Merger Sub or their Affiliates) from the restrictions on “business combinations” or any similar provision contained in applicable Takeover Laws or the organizational and other governing documents of an Acquired Company, unless in the case of this clause (iii), the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements and notifies Parent of any such release, forbearance or amendment within one Business Day thereof, or (iv) resolve or publicly propose to take any of the actions set forth in the foregoing clauses (i) through (iii) of this Section 4.3(a). As promptly as reasonably practicable (and in any event within one Business Day) following the Agreement Date, the Company shall terminate access to any data room or similar facility established by the Company or its Representatives in connection with a potential Acquisition Proposal (including the process that culminated in the execution and delivery of this Agreement) and request (unless such a request was previously made by an Acquired Company before the execution and delivery of this Agreement) the prompt return or destruction of all non-public information previously furnished to any Person (other than Parent, Merger Sub and their respective Representatives) that has since December 1, 2023 made or indicated an intention to make an Acquisition Proposal or executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal (or the process that culminated in the execution and delivery of this Agreement). The Company shall be fully responsible for any action taken by its or the other Acquired Companies’ Representatives that, had such action been taken by the Company, would constitute a breach of this Section 4.3, and any such action taken by any Representative of an Acquired Company shall constitute a breach of this Section 4.3 by the Company.

(b) Notwithstanding anything in this Agreement to the contrary, if at any time after the execution and delivery of this Agreement and prior to the receipt of the Company Stockholder Approval (the “Cut-off Time”) any Acquired Company or its Representatives receives a bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed after the execution and delivery of this Agreement and did not arise out of or result from a breach of this Section 4.3 or of Section 5.1, and the Board of Directors determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that (i) such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer, and (ii) the failure to take such action described in clauses (x) or (y) of this Section 4.3(b) would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements, then the Company and its Representatives may, until the Cut-off Time, (x)

furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Acquired Companies to the Person or group of Persons who has made such Acquisition Proposal and the Representatives of such Person or group of Persons; provided that the Company shall as promptly as practicable (and in any event within 24 hours) provide to Parent any non-public information concerning the Acquired Companies that is provided to any Person to the extent access to such information is not then available to Parent and its Representatives, and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal and the Representatives of such Person or group of Persons. If the Board of Directors makes any determination described in the foregoing clauses (i) and (ii) of this Section 4.3(b) or initially takes any action set forth in the foregoing clauses (x) or (y) of this Section 4.3(b), the Company shall notify Parent within 24 hours thereof.

(c) During the Pre-Closing Period, the Company shall (i) promptly (and in any event within 24 hours after receipt thereof by an Acquired Company) notify Parent if any request, inquiry, proposal or offer with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal is received by any Acquired Company or any Representative thereof and provide to Parent (w) copies of any written request, inquiry, proposal, offer or other materials, including proposed agreements (including any proposed term sheet, letter of intent, acquisition agreement, financing commitments or similar agreements with respect thereto) received in connection therewith, (x) a summary of any material unwritten terms and conditions thereof, (y) a summary of the nature of any information requested, and (z) the identity of the Person or each member in the group of Persons making such request, inquiry, proposal or offer, (ii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any such request, inquiry, proposal, offer or Acquisition Proposal (including by furnishing copies of any further requests, inquires or proposals or amendments thereto) on a prompt basis (and in any event within 24 hours of such material development, discussion or negotiation), and (iii) upon the request of Parent, reasonably inform Parent of the status of such Acquisition Proposal.

(d) Nothing in this Section 4.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (ii) making any disclosure to the stockholders of the Company that the Board of Directors determines, after consultation with outside counsel, is required by applicable Legal Requirements; provided, however, that nothing in this Section 4.3(d) shall permit the Board of Directors to make a Company Adverse Recommendation Change and, unless the Board of Directors has made a Company Adverse Recommendation Change in accordance with the provisions of Section 5.1(b) that remains in effect and has not been withdrawn, such disclosure shall state that the Company Board Recommendation continues to be in effect.

4.4 Preparation of Proxy Statement; Stockholder Meeting.

(a) The Company shall as promptly as reasonably practicable (and in any event within 20 Business Days) after the Agreement Date, prepare and file with the SEC the Merger Proxy Statement. The Company shall give Parent and its Representatives a reasonable opportunity to review and comment on the initial preliminary Merger Proxy Statement and all subsequent forms or versions of or amendments or supplements to the Merger Proxy Statement prior to the filing thereof with the SEC or dissemination to the holders of Shares and the Company shall give reasonable and good faith consideration to any timely comments thereon made by Parent or its Representatives. Parent and Merger Sub shall promptly supply to the Company in writing, for inclusion in the Merger Proxy Statement, all information concerning Parent and Merger Sub and their controlled Affiliates required under applicable Legal Requirements to be included in the Merger Proxy Statement as is reasonably requested by the Company. Parent, Merger Sub and the Company shall cooperate in good faith to determine the information regarding each of them that is necessary to include in the Merger Proxy Statement in order to satisfy applicable Legal Requirements. The Company agrees that the Merger Proxy Statement filed by the Company with the SEC shall (x) comply in all material respects with the Exchange Act and other applicable Legal Requirements, and (y) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Merger Proxy Statement. Each of Parent, Merger Sub and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Merger Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Merger Proxy Statement as so corrected to be promptly filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. The Company shall (A) promptly notify Parent of the receipt of, and promptly provide Parent copies of, all comments (including oral comments) from, and all correspondence with, the SEC or its staff with respect to the Merger Proxy Statement and shall promptly notify Parent of any request by the SEC or its staff for any amendment or supplement thereto or for additional information, (B) provide Parent and its counsel with a reasonable opportunity to review and comment on any proposed correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Merger Proxy Statement and shall give reasonable and good faith consideration to any timely comments thereon made by Parent or its Representatives, and (C) promptly provide Parent with final copies of any correspondence sent by the Company or any of its Representatives to the SEC or its staff with respect to the Merger Proxy Statement, and of any amendments or supplements to the Merger Proxy Statement. The Merger Proxy Statement shall include the Company Board Recommendation, unless the Board of Directors has made a Company Adverse Recommendation Change in compliance with Section 5.1. The Merger Proxy Statement shall include (x) the fairness opinion of the Company’s financial advisors referenced in Section 2.23, (y) the notice of the Company Stockholder Meeting, and (z) the notice and other information required by Section 262(d) of the DGCL.

(b) The Company shall establish a record date for, duly call, convene and hold a meeting of its stockholders for the purpose of voting upon the adoption of this Agreement (together with any adjournments or postponements thereof, the “Company Stockholder Meeting”) as reasonably promptly as practicable after the SEC Clearance Date (and shall initially schedule the Company Stockholder Meeting to be held within 25 Business Days from the date of the mailing of the Merger Proxy Statement, or if the Company’s nationally recognized proxy solicitor advises the Company that 25 Business Days from the date of the mailing of the Merger Proxy Statement is insufficient time to obtain the Company Stockholder Approval, such later date to which Parent consents in writing (such consent not to be unreasonably withheld, conditioned or delayed)), and any adjournments or postponements of such meeting shall require the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed) other than to the extent necessary to allow reasonable additional time for the filing and/or mailing, and review by the Company’s stockholders prior to the date of the Company Stockholder Meeting, of any supplemental or amended disclosure that the Board of Directors determines in good faith (after consultation with outside legal counsel) is required by applicable Legal Requirements or the rules and regulations of Nasdaq. Notwithstanding the foregoing, the Company may, and Parent may require the Company to, adjourn or postpone the Company Stockholder Meeting two times (for a period of not more than 10 Business Days each but not past three Business Days prior to the End Date), unless prior to such adjournment or postponement, the Company shall have received an aggregate number of proxies voting for the adoption of this Agreement, which have not been withdrawn, such that the condition in Section 6.1(a) would be satisfied at such meeting if it were to be held without such postponement or adjournment. In connection with the foregoing, the Company shall (i) file the definitive Merger Proxy Statement with the SEC and cause the definitive Merger Proxy Statement to be mailed to the Company’s stockholders as of the record date established for the Company Stockholder Meeting as reasonably promptly as practicable (and in any event within four Business Days) after the date on which the SEC confirms that it has no further comments on the Merger Proxy Statement (the “SEC Clearance Date”); provided that if the SEC has failed to affirmatively notify the Company within 10 days after the initial filing of the Merger Proxy Statement with the SEC that it intends to review the Merger Proxy Statement, then such 10th day shall be the “SEC Clearance Date”. Once the Company has established a record date for the Company Stockholder Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholder Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Legal Requirements. Unless the Board of Directors shall have made a Company Adverse Recommendation Change in compliance with Section 5.1, the Company shall use reasonable best efforts to obtain the Company Stockholder Approval, including to solicit proxies in favor of the adoption of this Agreement. Unless this Agreement is validly terminated in accordance with Section 7, the Company shall submit this Agreement to its stockholders at the Company Stockholder Meeting even if the Board of Directors shall have made a Company Adverse Recommendation Change or proposed or announced any intention to do so. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last seven Business Days prior to the date of the Company Stockholder Meeting as to the aggregate tally of proxies received by the Company with respect to the Company Stockholder Approval. Without the prior written consent of Parent, the adoption of this Agreement and a nonbinding advisory vote on compensation matters shall be the only matters (other than related procedural matters) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholder Meeting.

SECTION 5

ADDITIONAL COVENANTS OF THE PARTIES

5.1 Company Board Recommendation.

(a) During the Pre-Closing Period, subject to the Board of Directors making a Company Adverse Recommendation Change in accordance with the provisions of Section 5.1(b), neither the Board of Directors nor any committee thereof shall (i) (A) withdraw or qualify (or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw or qualify (or modify in a manner adverse to Parent or Merger Sub), the Company Board Recommendation, or (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (any action described in clause (i) of this Section 5.1(a) being referred to as a “Company Adverse Recommendation Change”), or (ii) adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, or allow the Company to execute or enter into any Contract with respect to any Acquisition Proposal, or Contract that would require, or would reasonably be expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement).

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Cut-off Time:

(i) if, after the Agreement Date, any Acquired Company receives a bona fide written Acquisition Proposal, and such Acquisition Proposal has not been withdrawn, and after consultation with the Company’s financial advisors and outside legal counsel, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Board of Directors may make a Company Adverse Recommendation Change, or (y) if such Acquisition Proposal did not arise out of or result from a material breach of Section 4.3 or Section 5.1(a), the Company may terminate this Agreement pursuant to Section 7.1(e) to enter into a Specified Agreement with respect to such Superior Offer, but in each case under the foregoing clause (x) or (y), only if (A) the Board of Directors determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements, (B) the Company has given Parent prior written notice of its intention to make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(e) (a “Determination Notice”) (which notice shall not constitute a Company Adverse Recommendation Change or termination), and, if desired by Parent, during the Negotiation Period, the Company has negotiated in good faith with respect to any revisions to the terms of this Agreement or another proposal, to the extent proposed by Parent, so that such Acquisition Proposal would cease to constitute a Superior Offer, and (C)(1) the Company has, prior to the commencement of the Negotiation Period, provided to Parent information required to have been provided pursuant to Section 4.3(b) and Section 4.3(c), (2) the Company has given Parent the full Negotiation Period to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and (3) after giving effect to the proposals made by Parent during the Negotiation Period, if any, after consultation with the Company’s financial advisors and outside legal counsel, the Board of Directors has determined, in good faith, that such Acquisition Proposal continues to constitute a Superior Offer and that the failure to make the Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(e) would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act shall not be considered a Company Adverse Recommendation Change and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 5.1 to the extent that any such communication expressly reaffirms the Company Board Recommendation. The provisions of this Section 5.1(b)(i) shall also apply to any material amendment (which shall be deemed to include any change to the financial terms thereof) to any Acquisition Proposal and shall require a new Determination Notice; and

(ii) other than in connection with an Acquisition Proposal, the Board of Directors may make a Company Adverse Recommendation Change in response to an Intervening Event, but only if (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements, (B) the Company has given Parent a Determination Notice describing in reasonable detail the facts and circumstances resulting in such Intervening Event and that render a Company Adverse Recommendation Change necessary and, if desired by Parent, during the Negotiation Period, the Company has negotiated in good faith with respect to any revisions to the terms of this Agreement or another proposal, to the extent proposed by Parent, so that a Company Adverse Recommendation Change in response to such Intervening Event would no longer be necessary, and (C)(1) the Company has given Parent the full Negotiation Period to propose revisions to the terms of this Agreement or make another proposal so that a Company Adverse Recommendation Change would no longer be necessary, and (2) after giving effect to the proposals made by Parent during the Negotiation Period, if any, after consultation with the Company’s outside legal counsel, the Board of Directors has determined, in good faith, that the failure to make the Company Adverse Recommendation Change would continue to be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements as a result of such Intervening Event. The provisions of this Section 5.1(b)(ii) shall also apply to any material change to the facts and circumstances relating to such Intervening Event, which shall require a new Determination Notice.

5.2 Filings, Consents and Approvals.

(a) Subject to the terms and conditions of this Agreement, the Parties agree to use (and shall cause their respective Affiliates to use) their reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate each and every impediment under Antitrust Laws that may be asserted by any Governmental Body so as to enable the Closing to occur as promptly as practicable, but in no case later than the End Date, including providing as promptly as reasonably practicable all information reasonably required by any Governmental Body pursuant to its evaluation of the Transactions under the HSR Act or other applicable Antitrust Laws. Notwithstanding the foregoing and any other provision of this Agreement to the contrary, in no event shall Parent, Merger Sub, the Company or any of their respective Subsidiaries be obligated to defend any lawsuit, injunction, or any proceeding before courts whether judicial or administrative, brought by any Governmental Body challenging or seeking to restrain, prohibit or place conditions on the consummation of the Transactions.

(b) Subject to the terms and conditions of this Agreement, (i) each of the Parties shall (and shall cause their respective Affiliates, if applicable, to) promptly, but in no event later than 20 Business Days after the Agreement Date, make an appropriate filing of all notification and report forms as required by the HSR Act with respect to the Transactions and (ii) each of the Parties shall (and shall cause their respective Affiliates, if applicable, to) as promptly as reasonably practicable make any filing or notification that is required to be made with, or seek any consent, approval, permit or authorization that is required to be obtained from, a Specified Antitrust Authority set forth on Section 5.2(b) of the Company Disclosure Schedule (the foregoing clauses (i) and (ii) collectively, “Regulatory Filings”).

(c) Without limiting the generality of anything contained in this Section 5.2, during the Pre-Closing Period, each Party shall give the other Parties prompt notice of (i) the making or commencement of any request or inquiry, or any investigation, action or Legal Proceeding brought or threatened in writing to be brought by a Governmental Body or brought or threatened in writing to be brought by a third party before any Governmental Body, in each case, with respect to the Transactions (other than any request, inquiry, investigation, action or Legal Proceeding brought or threatened in writing to be brought by the holders of Shares against the Company and/or its directors relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby, which are addressed in Section 5.5), and (ii) its receipt of any notice or other communication from any third party alleging that the consent of a third party is or may be required in connection with the Transactions (the information described in the foregoing clauses (i) and (ii), the “Identified Communications”). Additionally, each Party shall (A) keep the other Parties reasonably informed as to the status of any Regulatory Filings and Identified Communications or response thereto, (B) promptly inform the other Parties of, and (wherever practicable) give the other Parties reasonable advance notice of, and the opportunity to participate in, any communication to or from the FTC, DOJ or any other Governmental Body or third party in connection with any such Regulatory Filings and Identified Communication, (C) promptly furnish to the other Parties, subject to an appropriate confidentiality agreement, copies of documents provided to or received from any Governmental Body in connection with any Regulatory Filings or Identified Communication (other than “4(c) documents” as that term is used in the rules and regulations under the HSR Act, that contain valuation information (which can be redacted)), (D) to the extent reasonably practicable and subject to an appropriate confidentiality agreement, consult and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Regulatory Filings or Identified Communication, and (E) except as may be prohibited by any Legal Requirement, in connection with any such Regulatory Filings and Identified Communications, give the other Parties reasonable advance notice of, and permit authorized Representatives of the other Party to be present at each meeting or conference relating to such Regulatory Filing or Identified Communication and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any third party in connection with such Regulatory Filing or Identified Communication. Notwithstanding anything to the contrary in this Section 5.2, the Parties may (y) as they deem reasonably advisable and necessary based on the advice of outside counsel to prevent a violation of Antitrust Law, designate competitively sensitive materials and information provided to the other under this Section 5.2 as “outside counsel only” and such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the Party providing such materials, and (z) redact information provided to one another pursuant to this Section 5.2 to the extent providing such information would (1) contravene any applicable Legal Requirement (so long as the disclosing Party has reasonably cooperated with recipient and used its reasonable best efforts to permit disclosure to the extent permitted by Legal Requirements), (2) jeopardize any attorney-client or other legal privilege (so long as the disclosing Party has reasonably cooperated with recipient and used its reasonable best efforts to permit disclosure on a basis that does not waive such privilege with respect thereto), or (3) contravene any Contract to which the disclosing Party is a party or by which the disclosing Party is bound as of the Agreement Date (so long as the disclosing Party has reasonably cooperated with the recipient and used its reasonable best efforts to permit disclosure on a basis that would not contravene such Contract).

(d) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, subject to Parent consulting with and considering in good faith the views and comments of the Company, Parent shall have the right to (i) direct, devise and implement the strategy for obtaining any necessary approval of, and for responding to any substantive request from, or inquiry or investigation by (including directing the nature and substance of all such responses), and lead all meetings and substantive communications (including any negotiations) with, any Governmental Body in connection with Regulatory Filings, and (ii) control the defense and settlement of any investigation or Legal Proceeding relating to the Transactions that is brought by or before any Governmental Body in connection with the Regulatory Filings. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, no Party shall (or shall permit any of its Affiliates to) commit to or agree with any Governmental Body to stay, toll or extend, any applicable waiting period or enter into any similar timing agreement, without the prior written consent of the other Parties (not to be unreasonably withheld, conditioned or delayed); provided that Parent and Merger Sub shall be permitted without the Company’s consent (it being understood that Parent and Merger Sub may exercise this right only one time) to withdraw their filing under the HSR Act in connection with the Transactions and promptly refile the notification and report forms within two Business Days (as required by the HSR Act) with respect to the Transactions.

(e) Notwithstanding the foregoing or anything to the contrary in this Agreement, neither Parent nor any of its Affiliates shall be required to commence or defend any lawsuit, injunction or any proceeding before courts whether judicial or administrative, against any Governmental Body in connection with the Transactions. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Parent, Merger Sub or any of their Affiliates be required to propose, negotiate, undertake, commit to or consent to any divestiture, sale, disposition, licensing, hold separate order or other structural or conduct relief, or other operational undertakings, in order to obtain clearance from any Governmental Body. Nothing in this Section 5.2 shall require Parent, Merger Sub or the Company to take or agree to take any action unless the effectiveness of such action is conditioned upon Closing, and the Company shall not take or propose to undertake any divestiture, sale, disposition, hold separate order or other structural or conduct relief, or other operational undertaking without Parent’s prior consent (which may be given or withheld in Parent’s sole discretion).

(f) During the Pre-Closing Period, the Company shall, and shall cause the other Acquired Companies to, to the extent permissible under applicable Legal Requirements, (i) offer Parent the opportunity to consult with the Acquired Companies prior to any proposed material meeting or other material communication with the FDA, EMA, the Centers for Medicare & Medicaid Services (“CMS”) or any other Specified Governmental Body relating to any Product or material Governmental Authorization (including Pricing Approvals) under a Health Care Law, (ii) promptly inform Parent of, and provide Parent with a reasonable opportunity to review, in advance, (A) any material filing proposed to be made by or on behalf of an Acquired Company, and (B) any material correspondence or other material communication, in each case of the foregoing clauses (A) and (B) proposed to be submitted or otherwise transmitted to the FDA, EMA, CMS or any other Specified Governmental Body by or on behalf of an Acquired Company relating to any Product or material Governmental Authorization under a Health Care Law, (iii) keep Parent reasonably informed of any material communication (written or oral) with or from the FDA, EMA, CMS or any other Specified Governmental Body or relating to any Product or Governmental Authorization, and (iv) promptly inform Parent and provide Parent with a reasonable opportunity to comment, in each case, prior to making any material change to any study protocol, making any material change to a manufacturing plan or process, making any material change to a development timeline or initiating, or making any material change to, commercialization and reimbursement activities or materials (including promotional and marketing activities and materials) relating to any Product or anyway relating to any material change or potential change to the Exploitation of any Product. The Company shall promptly notify Parent of any material data relating to any Product, including information related to any serious or unexpected adverse events (as such concepts are contemplated under applicable Health Care Laws) with respect to any Product, in each case which it discovers after the execution and delivery of this Agreement.

(g) During the Pre-Closing Period, the Company shall give prompt notice to Parent of any event, development, occurrence, circumstance, change or effect that has had or would reasonably be expected to have a Material Adverse Effect, or would reasonably be expected to make the satisfaction of any of the conditions set forth in Section 6.1 or Section 6.2 impossible or unlikely on or prior to the End Date, and Parent shall give prompt notice to the Company of any event, development, occurrence, circumstance, change or effect that has had or would reasonably be expected to have a Parent Material Adverse Effect, or would reasonably be expected to make the satisfaction of any of the conditions set forth in Section 6.1 or Section 6.2 impossible or unlikely on or prior to the End Date.

(h) The delivery of any notice pursuant to this Section 5.2 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the Agreement Date or otherwise limit or affect the remedies available hereunder to any Party.

5.3 Employee Benefits.

(a) For a period of one year following the Effective Time (or until the date of termination of the relevant Continuing Employee, if earlier) (the “Continuation Period”), Parent shall provide, or cause to be provided, to each employee of an Acquired Company who is employed by an Acquired Company as of immediately prior to the Effective Time and who continues to be actively employed by an Acquired Company (or any Affiliate thereof, including, for the avoidance of doubt, Parent and Parent’s Affiliates) during such one-year period (each, a “Continuing Employee”) with (i) a base salary or wage rate that is no less than that provided to such Continuing Employee by any Acquired Company immediately prior to the Effective Time, (ii) target cash incentive compensation opportunities that are no less than either (x) those provided to such Continuing Employee by any Acquired Company immediately prior to the Effective Time under Employee Plans set forth in Section 2.16(a) of the Company Disclosure Schedule, or (y) those provided by Parent or its Affiliates to similarly situated employees of Parent or its Affiliates, and (iii) other compensation and employee benefits (excluding equity-based compensation, employee stock purchase plans, nonqualified deferred compensation, retiree medical, change in control or similar compensation or benefits, severance, defined benefit plans, post-employment welfare plans and other similar plans or arrangements) that are substantially comparable, in the aggregate, to either (x) those provided to such Continuing Employee by any Acquired Company immediately prior to the Effective Time under Employee Plans set forth in Section 2.16(a) of the Company Disclosure Schedule, or (y) those provided by Parent or its Affiliates to similarly situated employees of Parent or its Affiliates.

(b) To the extent that service is relevant for eligibility or vesting under any benefit plan of Parent and/or the Surviving Corporation in which a Continuing Employee participates (other than equity-based compensation, employee stock purchase plans, nonqualified deferred compensation, retiree medical, change in control or similar compensation or benefits, severance, defined benefit plans, post-employment welfare plans and other similar plans or arrangements), then Parent shall provide that such benefit plan shall, for purposes of eligibility and vesting, credit such Continuing Employees for service prior to the Effective Time with the Company and its Affiliates or their respective predecessors to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of the Company, but no credit for any service will be required that would result in a duplication of benefits.

(c) Following the Effective Time, Parent or an Affiliate of Parent shall use commercially reasonable efforts to (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of Parent or an Affiliate that provides health benefits in which Continuing Employees are eligible to participate following the Effective Time in the plan year in which the Effective Time occurs, other than any limitations that were in effect with respect to such employees immediately prior to the Effective Time under the corresponding Employee Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible dependents under the health plans in which they participated immediately prior to transitioning into a plan of Parent or an Affiliate during the portion of the plan year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Parent or an Affiliate, in each case to the extent recognized for such purpose under an analogous Employee Plan prior to the Effective Time, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Effective Time, in each case to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Employee Plan prior to the Effective Time.

(d) The provisions of this Section 5.3 are solely for the benefit of the Parties, and no provision of this Section 5.3 is intended to, or shall, (i) constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, or (ii) prohibit or limit the ability of Parent or any of its Affiliates (including, following the Effective Time, the Company) to amend, modify or terminate any employee benefit or compensation plan, program or arrangement. No Company Associate or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of the Agreement or have the right to enforce the provisions hereof. Nothing in this Section 5.3 or elsewhere in this Agreement shall be construed to create a right in any Person to employment with Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation or to any compensation or benefits and the employment of each Continuing Employee shall be “at will” employment.

(e) If requested in writing by Parent no later than five days prior to the Effective Time, the Company shall, at least one day prior to the Effective Time, cease contributions to, and adopt written resolutions (or take other necessary and appropriate action) to terminate, the Company 401(k) Plan (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date and to fully vest all participants under the Company 401(k) Plan, such termination and vesting to be effective no later than the day preceding the Effective Time; provided, however, that such Company 401(k) Plan cessation of contributions, vesting and termination may be made contingent upon the Closing. The form and substance of such resolutions and any other actions taken in connection with the foregoing termination shall be subject to the prior review and approval of Parent, whose approval shall not be unreasonably withheld. If the Company 401(k) Plan is terminated, Parent shall or shall cause its Affiliates to allow all individuals who were participants in the Company 401(k) Plan to be eligible to participate in a 401(k) plan sponsored by Parent or its Affiliates (the “Parent 401(k) Plan”) as soon as administratively practicable after the Effective Time and shall permit such participants to roll over their account balances (and shall use commercially reasonable efforts to permit such participants to roll over participant loans) from the Company 401(k) Plan to the Parent 401(k) Plan.

(f) With respect to Continuing Employees who are employed in a member state of the European Union, nothing herein shall be construed to permit a modification of the main elements of the employment contract or of the national collective agreement applicable to such Continuing Employee.

(g) During the Pre-Closing Period, the form of any broad-based notices or communication materials (including website postings) from an Acquired Company to employees of the Acquired Companies with respect to the Transactions or employment, compensation or benefits matters addressed in this Agreement or related to the Transactions or employment with Parent, the Surviving Corporation or any of their respective Subsidiaries thereafter, shall be subject to the prior review, comment and approval of Parent, which such review, comment or approval shall not be unreasonably withheld, conditioned or delayed.

5.4 Indemnification of Officers and Directors.

(a) For a period of six years after the Effective Time, Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) existing in favor of the current or former directors or officers of any Acquired Company pursuant to the organizational documents of the Company and any indemnification or other similar agreements of any Acquired Company set forth in Section 5.4(a) of the Company Disclosure Schedule, in each case as in effect on the Agreement Date, shall continue in full force and effect in accordance with their terms, and Parent shall cause the Acquired Companies to perform their obligations thereunder. Without limiting the foregoing, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent shall, and shall cause the Acquired Companies to, indemnify and hold harmless each individual who is as of the Agreement Date, or who becomes prior to the Effective Time, a director or officer of any Acquired Company or who is as of the Agreement Date, or who thereafter commences prior to the Effective Time, serving at the request of any Acquired Company as a director or officer of another Person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including this Agreement and the Transactions), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of any Acquired Company or is or was serving at the request of any Acquired Company as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that such Acquired Company is permitted under applicable Legal Requirements. In the event of any such claim, action, suit or proceeding, Parent shall, and shall cause the Acquired Companies to, (x) pay, in advance of the final disposition of such claim, action, suit or proceeding, any expenses incurred in defense thereof by the Indemnified Person upon receipt of an undertaking by such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified pursuant to the preceding sentence, and (y) reasonably cooperate in the defense of any such matter.

(b) For a period of six years from and after the Effective Time, Parent shall cause the Surviving Corporation to either maintain in effect its current policies of directors’ and officers’ insurance maintained by or for the benefit of the Acquired Companies or provide a substitute policy for the Acquired Companies and their current and former directors and officers who are currently covered by the directors’ and officers’ insurance coverage currently maintained by or for the benefit of the Acquired Companies as of the Agreement Date, in either case, of not less than the existing coverage as of the Agreement Date and having other terms that are in aggregate not less favorable to the insured persons than the directors’ and officers’ insurance coverage currently maintained by or for the benefit of the Acquired Companies with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ insurance), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies more than 300% of the aggregate annual premium most recently paid by the Acquired Companies prior to the Agreement Date (the “Maximum

Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 5.4(b) it shall obtain as much comparable insurance as possible for the years within such six-year period for a premium not exceeding the Maximum Amount. In lieu of such insurance, prior to the Closing Date the Company may, at its option, purchase a “tail” directors’ and officers’ insurance policy for the Acquired Companies and their current and former directors and officers who are currently covered by the directors’ and officers’ insurance coverage currently maintained by or for the benefit of the Acquired Companies, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ insurance coverage currently maintained by or for the benefit of the Acquired Companies with respect to claims arising from facts or events that existed or occurred at or before the Effective Time; provided that in no event shall the cost of any such tail policy exceed the Maximum Amount, and if such cost would exceed the Maximum Amount, then the Company may obtain a tail policy with the greatest coverage available for a cost not exceeding the Maximum Amount. Parent and the Surviving Corporation shall maintain such policies in full force and effect for a period of six years after the Effective Time, and continue to honor the obligations thereunder.

(c) In the event that any Acquired Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or Entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall cause the applicable Acquired Company to make proper provision so that the successors and assigns of such Acquired Company assume the obligations set forth in this Section 5.4.

(d) The provisions of this Section 5.4 (i) shall survive the Effective Time, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons), his or her heirs, successors, assigns and representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 5.4 may not be amended, altered or repealed after the Effective Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs, without the prior written consent of the affected Indemnified Person.

5.5 Stockholder Litigation. In the event that any claims or Legal Proceedings related to this Agreement, the Merger or the other Transactions are brought by any stockholder or other holder of Company securities (whether directly or on behalf of the Company or otherwise) against any Acquired Company or any of the Acquired Companies’ directors or officers, the Company shall promptly notify Parent in writing and shall keep Parent reasonably and promptly informed with respect to the status thereof. The Company shall give Parent (a) the right to participate in the defense of, and review and comment on all material filings or responses to be made by the Company or other Acquired Company in connection with, any such claims or Legal Proceedings (and shall give due consideration to Parent’s comments and other advice with respect to such litigation), and (b) the right to consult on any settlement with respect to such claims or Legal Proceedings, and no such settlement shall be agreed to without Parent’s prior written consent.

5.6 Additional Agreements. Subject to the terms and conditions of this Agreement, including Section 5.2(a), Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall use reasonable best efforts to (a) make all filings (if any) and give all notices (if any) required to be made and given by such Party pursuant to any Material Contract in connection with the Merger and the other Transactions to the extent requested by Parent, (b) seek each Consent (if any) required to be obtained pursuant to any Material Contract by such Party in connection with the Transactions to the extent requested in writing by Parent; provided that (i) without the prior written consent of Parent, the Company shall not, and shall cause each of the other Acquired Companies not to, pay or commit to pay to such Person that is not a Governmental Body, whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such Person in order to obtain such approval or consent, and (ii) neither Parent nor Merger Sub shall be required to pay or commit to pay to any Person that is not a Governmental Body whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation in order to obtain such approval or consent, and (c) seek to lift any restraint, injunction or other legal bar to the Merger brought by any third Person, other than a Governmental Body pursuant to an Antitrust Law, against such Party.

5.7 Disclosure. The initial press release relating to this Agreement shall be a joint press release in a form previously agreed to by Parent and the Company and issued by the Company and Parent promptly after the execution and delivery of this Agreement and thereafter Parent and the Company shall consult with each other before issuing, or cause the publication of, any further press release(s) or otherwise making any public statement or (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or any of the other Transactions and shall not issue any such press release or make any such public statement without the other Party’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent in all material respects with information previously disclosed in previous press releases, public disclosures or public statements made jointly by the Parties in compliance with this Section 5.7 (or individually, if approved by the other Party), (b) a Party may, without the prior consent of the other Party but subject to giving advance notice to the other Party and, to the extent reasonably practical, allow such other Party to comment on such release, announcement or statement, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement or applicable stock exchange rule, and (c) neither Party shall be required to consult with the other or obtain the other’s approval in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 4.3(d)(i) or with respect to any Acquisition Proposal or Company Adverse Recommendation Change or response thereto (it being understood that nothing in this Section 5.7 shall limit the Company’s obligations under Section 4.3 and Section 5.1).

5.8 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective boards of directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

5.9 Section 16 Matters. The Company, and the Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Effective Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options, Company RSUs and Company PSUs in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.10 Senior Secured Term Loan Agreement. The Company shall use reasonable best efforts to deliver (or cause to be delivered) to Parent at least three Business Days prior to the Closing Date a customary payoff letter (or similar document) with respect to the Senior Secured Term Loan Agreement, from the lenders (or an agent on behalf of all lenders) under the Senior Secured Term Loan Agreement (the “Payoff Letter”), which Payoff Letter shall specify the aggregate payoff amount required to be paid to fully satisfy all Indebtedness outstanding under the Senior Secured Term Loan Agreement (including any “Prepayment Premium,” as such term is defined in the Senior Secured Term Loan Agreement, but other than (x) any inchoate indemnity obligations thereunder, and (y) any other obligations which, by their terms, are to survive the termination of the Senior Secured Term Loan Agreement) and provide that, upon receipt of such specified amount, all Encumbrances (and any guarantees) granted in connection therewith relating to the assets, rights and properties of the Acquired Companies securing such Indebtedness shall be released and terminated. The Company shall use its reasonable best efforts to deliver to the agent under the Senior Secured Term Loan Agreement, at least five “Business Days,” as such term is defined in the Senior Secured Term Loan Agreement, prior to the Closing Date, a written notice of prepayment of all outstanding Indebtedness under the Senior Secured Term Loan Agreement, which notice shall provide that such prepayment is subject to and conditioned upon the consummation of the Closing. The Company shall, and shall cause the other Acquired Companies to, use their reasonable best efforts to deliver (or cause the agent or lenders under the Senior Secured Term Loan Agreement to deliver) to Parent on or prior to the Closing, in form and substance reasonably satisfactory to Parent, copies of all of the documents, filings and notices required to evidence the termination of the Senior Secured Term Loan Agreement and effect the release of all Encumbrances securing the obligations thereunder, including duly executed UCC termination statements, terminations of control agreements, terminations of collateral access agreements, terminations of intellectual property security agreements and delivery of possessory collateral (if any), which shall in each case be subject to the occurrence of the Closing and the repayment in full of all obligations then outstanding under the Senior Secured Term Loan Agreement (other than (x) any inchoate indemnity obligations thereunder and (y) any other obligations which, by their terms, are to survive the termination of the Senior Secured Term Loan Agreement). On the Closing Date, Parent shall effect or cause to be effected the repayment in full of all Indebtedness outstanding under the Senior Secured Term Loan Agreement in accordance with the Senior Secured Term Loan Agreement and the Payoff Letter. The Parties shall reasonably cooperate with each other in connection with their respective obligations set forth in this Section 5.10.

5.11 Financing.

(a) The Company shall, and shall cause its Subsidiaries to, use its reasonable best efforts to cause their respective Representatives to, use reasonable best efforts to provide such cooperation as is reasonably requested by Parent in connection with the Financing (which term, for purposes of this Section 5.11, shall include any other financing incurred in lieu thereof or otherwise in connection with the Transactions, including, without limitation, any Alternate Financing). Such cooperation shall include but not be limited to the following:

(i) participating (and causing senior management and appropriate Representatives of the Company to participate) in a reasonable number of meetings, calls, presentations, road shows, lender presentations, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies at reasonable times during normal business hours, upon reasonable advance notice and at mutually agreed locations (all of which may be conducted by teleconference or virtual meeting platforms) and assisting Parent in obtaining ratings in connection with the Financing, including direct contact between appropriate members of senior management of the Company, on the one hand, and the actual and potential financing sources, on the other hand;

(ii) assisting with the timely preparation and negotiation of customary rating agency presentations and materials, bank information memoranda, syndication documents and materials, lender presentations, offering documents, prospectuses, memoranda, investor presentations, and similar documents in connection with the Financing (which, where customary, shall contain customary exculpatory language reasonably satisfactory to Company);

(iii) (A) assisting with the preparation and delivery of customary definitive financing documents, including, in each case, the schedules thereto, or documents contemplated by the Financing, (B) assisting with the provision of insurance certificates and endorsements, and (C) otherwise reasonably assisting in the pledging of collateral and granting of security interests in respect of the Financing;

(iv) furnishing Parent with the Required Financing Information and such other information reasonably requested in connection with the Financing, including any preliminary results or “flash numbers” not previously publicly disclosed in the ordinary course of business, in each case, to the extent that such other information is reasonably available and customarily prepared by the Company, it being understood that the Parent shall provide and be solely responsible for the Parent Pro Forma Information;

(v) executing and delivering customary authorization letters to the Financing Sources authorizing the distribution of information regarding the Company to prospective lenders or investors in connection with the Financing and containing a customary representation that the public side versions of such documents do not include material non-public information about the Company or its Subsidiaries or their securities and a customary representation as to the accuracy of the information contained in the disclosure and marketing materials to the extent provided by or on behalf of the Company related to the Financing (“Financing Authorization Letters”);

(vi) causing its independent auditors to (A) provide drafts and executed versions of customary auditors consents and customary comfort letters (including customary change period comfort and “negative assurance” comfort upon any notes pricing date and upon the related closing) with respect to the Required Financing Information, (B) attend a reasonable number of accounting due diligence sessions and drafting sessions at reasonable times and places, and (C) otherwise provide customary assistance, in each case of the foregoing, subject to completion of customary procedures;

(vii) taking actions requested by Parent to enable Parent to benefit from the Company’s existing relationships in connection with the marketing and syndication of the Financing, if any;

(viii) to the extent reasonably requested at least 10 Business Days prior to the Closing Date, promptly furnishing Parent and the Financing Sources at least three Business Days prior to the Closing Date with all documentation and other information relating to the Acquired Companies that any lender providing or arranging the Financing has determined is required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, and beneficial ownership Legal Requirements, including a beneficial ownership certification in relation to the Company, which certification shall be substantially similar to the form of Certification Regarding Beneficial Owners of Legal Entity Customers, published jointly, in May 2018, by the Loan Syndications and Trading Association and Securities Industry and Financial Markets Association, or as otherwise acceptable to the requesting Financing Source;

(ix) If Parent reasonably requests, file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Acquired Companies, which Parent reasonably determines (and the Company does not unreasonably object) to include in a customary “public side” offering or marketing document in connection with the Financing (other than Excluded Information).

The Parties agree that a failure to deliver any of the information in Section 2(c) of Exhibit B of the Debt Commitment Letter would be a material failure to comply with the covenants set forth in this Section 5.11.

(b) Notwithstanding anything in this Section 5.11 to the contrary, in fulfilling its obligations pursuant to this Section 5.11, the Acquired Companies will not be required to (i) prior to the Closing Date, reimburse any expense, give any indemnities or pay or incur any commitment or other fee or any out-of-pocket expense (other than customary expenses in connection with the cooperation described in this Section 5.11 that are promptly reimbursed by Parent), (ii) prior to the Closing Date, pass resolutions or consents or approve or authorize the execution of, or execute, the Financing or the definitive Financing agreements or related agreements (other than Financing Authorization Letters) or enter into any agreement, certificate, document or instrument, in each case, that is not contingent on the occurrence of the Closing or that must be effective prior to the Closing; (iii) provide access to or disclose information that the

Company or its Subsidiaries reasonably determines would jeopardize any attorney client privilege or conflict with any confidentiality requirements applicable to the Company or its Subsidiaries; (iv) take any action that would conflict with, violate or result in a breach of or default under its organizational documents or any material contract or law to which it or its property is bound or result in the creation or imposition of any Encumbrance on any asset of the Acquired Companies (including any action to the extent any such action would cause, or would be reasonably expected to cause, any representation or warranty in this Agreement to be breached, the failure of any condition to the Closing set forth in Section 6 or otherwise cause any breach of this Agreement) prior to the Closing Date; (v) cause any director, officer or employee or stockholder of any Acquired Company to incur any personal liability that would be effective prior to the Closing Date or for which such Person will not be indemnified, (vi) provide any security, give any indemnity or incur any other liability in connection with the Financing, unless in the case of the Acquired Companies that will be an obligor in respect of the Financing, the same would not be effective prior to the Closing, (vii) enter into any definitive agreement, unless in the case of the Acquired Companies that will be an obligor in respect of the Financing, the same would not be effective prior to the Closing, (viii) enter into or approve any Debt Commitment Letter or Debt Financing Fee Letter, (ix) take any action that would result in any significant interference with the prompt and timely discharge of the duties of any director, manager, officer or employee of any Acquired Company, (x) provide any Excluded Information, or (xi) cooperate to the extent it would unreasonably interfere with the ongoing business or operations of any Acquired Company.

(c) Parent shall, upon request by the Company, promptly reimburse the Company for all reasonable and documented out-of-pocket costs, fees and expenses incurred by any of the Acquired Companies in connection with fulfilling its obligations pursuant to this Section 5.11. Parent shall indemnify and hold harmless the Acquired Companies from and against any and all damages actually suffered or incurred by them in connection with actions taken pursuant to this Section 5.11, except in the event such loss or damage arises directly out of (i) the gross negligence or willful misconduct of the Acquired Companies or their respective Representatives, (ii) the material breach of this Agreement thereby, or (iii) any information provided to Parent in writing by the Acquired Companies for inclusion in any materials relating to the Financing.

(d) The Company will use its reasonable best efforts, and will cause each of its Subsidiaries to use its respective reasonable best efforts, to update any Required Financing Information provided to Parent and the Financing Sources as may be necessary so that such Required Financing Information (i) is Compliant, and (ii) meets the applicable requirements set forth in the definition of “Required Financing Information”. The Company will notify Parent if any of the Required Financing Information or any other information provided pursuant to this Section 5.11 is found to have contained any untrue statement of a material fact or to have omitted to state a material fact necessary in order to make the statements contained therein not materially misleading.

(e) For the avoidance of doubt, Parent may, to most effectively access the financing markets, require the cooperation of the Acquired Companies under this Section 5.11 on multiple occasions from time to time between the date hereof and the Closing Date.

(f) Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Financing contemplated by the Debt Commitment Letter) by or to Parent or any other financing transaction be a condition to any of Parent’s obligations hereunder.

(g) The Company hereby consents to the use of the Acquired Companies’ logos to the extent necessary and advisable in connection with the Financing and only so long as such logos are used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect any Acquired Company or Company IP, or the reputation or goodwill of any Acquired Company.

5.12 Parent Financing.

(a) Parent and Merger Sub will use reasonable best efforts to obtain the Financing (or in the event any portion or all of the Financing becomes unavailable, alternative debt financing from the same or other sources (such portion from sources other than any source providing the Financing contemplated by the Debt Commitment Letter as of the date hereof, the “Alternate Financing”) in an aggregate amount, together with the remaining Financing, if any, and any other immediately available sources available to Parent and Merger Sub to fund the payment of the Required Amount on the Closing Date. Such efforts by Parent and/or Merger Sub, as applicable, shall include, without limitation: (i) complying with and maintaining in full force and effect the Debt Commitment Letter (subject to commitment reductions and/or termination thereof in accordance with the Debt Commitment Letter (as in effect on the date hereof) in connection with the consummation of an alternative financing generating, when taken together with other sources of funds immediately available to Parent or Merger Sub, the Required Amount at the Effective Time), (ii) negotiating and entering into definitive financing agreements (the “Definitive Debt Agreements”) with respect to the Financing or alternative financing generating, when taken together with other sources of funds immediately available to Parent or Merger Sub, the Required Amount at the Effective Time; provided, that such Definitive Debt Agreements or alternative financing, as applicable, shall not (1) impose new or additional conditions or expand any existing condition to the receipt of the Financing, (2) otherwise materially delay funding of the Financing or make funding of the Financing less likely to occur at or prior to the Closing or (3) adversely impact the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter or the Definitive Debt Agreements or alternative financing, as applicable (the effects described in clauses (1) through (3), collectively, the “Prohibited Modification” and each individually, a “Prohibited Modification”), (iii) satisfying on a timely basis all conditions to the Financing contemplated by the Debt Commitment Letter and the Debt Financing Fee Letter and (iv) enforcing its rights under the Debt Commitment Letter in the event of a breach by the Financing Sources under the Debt Commitment Letter or any of the Definitive Debt Agreements or alternative financing, as applicable. Prior to the Closing, without the prior written consent of the Company, Parent shall not (x) agree to, or permit, any withdrawal, rescission, termination, amendment, restatement, supplement, modification or waiver in respect of the Debt Commitment Letter or any Definitive Debt Agreement that would result, when taken together with other sources of funds immediately available to Parent or Merger Sub, in the Parent failing to have the Required Amount at the Effective Time, or (y) agree to substitute other debt or equity financing for all or any portion of the Debt Financing from the same or alternative financing sources to the extent such substitution would result in a Prohibited Modification.

(b) Parent shall keep the Company informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing. Parent shall give the Company prompt written notice (A) upon becoming aware of, or receiving written notice or other written communication with respect to, (1) any actual, threatened (in writing) or alleged (in writing) material breach of or default under, or any event or circumstance that (with or without notice, lapse of time or both) could reasonably be expected to give rise to any material breach of or default under, the Debt Commitment Letter by a party thereto, (2) any actual or threatened (in writing) termination, withdrawal, repudiation or rescission of the Debt Commitment Letter or any Definitive Debt, or (3) any material dispute or disagreement between or among parties to the Debt Commitment Letter or any Definitive Debt Agreement, in each case, to the extent such breach, default, termination, withdrawal, repudiation, rescission, dispute or disagreement would reasonably be expected to materially delay or prevent the Closing or result in failure of Parent to obtain, when taken together with other sources of funds immediately available to Parent, the Required Amount at the Effective Time or (B) if at any time for any reason Parent believes in good faith that it may not be able to obtain all or any portion of the Financing on the terms and conditions, at the time, in the manner or from the sources contemplated by the Financing, except as a result of consummation of alternative financing transactions providing, when taken together with other sources of funds immediately available to Parent, the Required Amount at the Effective Time. Parent shall promptly provide any material information reasonably requested by the Company relating to any circumstance referred to in clauses (A) or (B) of the immediately preceding sentence; provided that in no event shall Parent be required to provide access to or disclose information that would jeopardize any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, Parent or any of its Subsidiaries (as reasonably determined in good faith by Parent).

(c) If any of the Financing or the Debt Commitment Letter (or any Definitive Debt Agreement) expires or is terminated prior to the Closing, in whole or in part, for any reason, or any portion of the Financing becomes unavailable on the terms and subject solely to the conditions set forth in the Debt Commitment Letter or any Definitive Debt Agreement shall be withdrawn, repudiated, terminated or rescinded (other than as a result of any mandatory commitment reduction in connection with the consummation of alternative financing transactions contemplated by the Debt Commitment Letter providing, when taken together with other sources of funds immediately available to Parent, the Required Amount at the Effective Time), then Parent shall (i) promptly use its reasonable best efforts to arrange for Alternate Financing (which Alternate Financing (1) shall be in an amount no less than, when taken together with other sources of funds immediately available to Parent, the Required Amount and (2) shall not include conditions to such Alternate Financing that are more onerous than, taken as a whole, the conditions set forth in the Debt Commitment Letter on the Agreement Date (as reasonably determined in good faith by Parent) to replace the Financing, to be consummated no later than the day on which the Closing shall occur pursuant to this Agreement, (ii) provide to the Company copies of all documents (including all fee letters and engagement letters; provided that any fee and engagement letters may be redacted in a customary fashion as to economic terms and other commercially sensitive numbers and provisions specified in any such letter (including any provisions relating to “flex” terms or similar concepts), none of which could adversely affect the availability, conditionality, enforceability or amount (except by reason of any increased fees or original issue discount resulting from the “flex” terms or similar concepts contained in any such letter) of the Financing contemplated thereby) relating to any alternative financing to replace the Financing and (iii) keep the Company reasonably informed of the process of obtaining any Alternate Financing. If any Alternate Financing is obtained in accordance with this Section 5.12(c), Parent shall promptly notify the Company thereof and references to the “Financing,” “Debt Commitment Letter” and “Debt Financing Fee Letter” (and other like terms in this Agreement) shall include such Alternate Financing, as applicable.

(d) Notwithstanding anything in this Agreement to the contrary, Parent and Merger Sub expressly acknowledge and agree that neither the availability nor terms of the Financing or any Alternate Financing are conditions to the obligations of Parent or Merger Sub to consummate the Merger, and each of Parent and Merger Sub reaffirms its obligation to consummate the Merger and the other Transactions subject only to the express conditions set forth herein, irrespective and independent of the availability or terms of the Financing or any Alternate Financing.

5.13 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Legal Requirements and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

5.14 FIRPTA Certificate. At the Closing, the Company shall use commercially reasonable efforts to deliver to Parent a statement (and an accompanying notice addressed to the IRS), dated as of the Closing Date and executed by an officer of the Company, in accordance with Treasury Regulations Sections 1.1445-2(c)(3)(i) and 1.897-2(h) certifying that any equity interest in the Company is not a U.S. real property interest within the meaning of Section 897(c) of the Code, substantially in a form reasonably acceptable to Parent; provided, however, that Parent’s sole recourse for any failure by the Company to deliver such statement to Parent pursuant to this Section 5.14 shall be the right to withhold pursuant to Section 1.6(e).

SECTION 6

CONDITIONS PRECEDENT TO THE MERGER

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger are subject to the satisfaction (or waiver by the Company, Parent and Merger Sub, to the extent permitted by applicable Legal Requirements) on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Approvals Under Antitrust Laws. (i) Any waiting period (or any extension thereof) applicable to the Merger under the HSR Act and any commitment by the Parties to a Governmental Body not to consummate the Transactions before a certain date under a timing agreement in connection therewith shall have expired or been terminated, and (ii) any waiting period, clearance or affirmative approval of any Specified Antitrust Authority (other than under the HSR Act) with respect to the Transactions shall have been obtained and any mandatory waiting period related thereto shall have expired or been terminated.

(c) No Restraints. There shall not have been issued by any Governmental Body of competent jurisdiction in a jurisdiction where either Parent and its Affiliates or the Acquired Companies operate their respective businesses or own any material assets or in any material way Exploit any Product (a “Specified Governmental Body”) and remain in effect any temporary restraining order, preliminary or permanent injunction or other order, directive, judgment, decree or ruling preventing the consummation of the Merger, nor shall any Legal Requirement have been promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger (and that is still in effect) by any Specified Governmental Body which, directly or indirectly, prohibits or makes illegal the consummation of the Merger.

6.2 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by Parent, on its own behalf and on behalf of Merger Sub, to the extent permitted by applicable Legal Requirements) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in (A) the first three sentences of Section 2.1(a) and the first two sentences of Section 2.1(b) (Due Organization; Subsidiaries, Etc.), Section 2.2 (Certificate of Incorporation and Bylaws), Section 2.20 (Authority; Binding Nature of Agreement), Section 2.21 (Takeover Laws), Section 2.23 (Opinion of Financial Advisors) and Section 2.24 (Brokers and Other Advisors) shall be accurate in all material respects (without taking into account any “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the Agreement Date and at and as of Closing Date as if made on and as of the Closing Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), (B) clauses (a) through (g) of Section 2.3 (Capitalization, Etc.) shall be accurate in all respects except for any de minimis inaccuracies as of the Agreement Date and at and as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), and (C) Section 2.5(b) (No Material Adverse Effect) shall be accurate in all respects as of the Agreement Date, and (ii) the representations and warranties of the Company set forth in this Agreement, other than those referred to in clause (i) above, shall be accurate (without taking into account any “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the Agreement Date and at and as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so accurate has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have complied with or performed in all material respects the covenants and agreements it is required to comply with or perform at or prior to the Closing Date.

(c) No Material Adverse Effect. Since the Agreement Date, there shall not have occurred any Material Adverse Effect which is continuing.

(d) Delivery of Officer Certificates. Parent and Merger Sub shall have received a certificate, dated the Closing Date, executed on behalf of the Company by the Company’s Chief Executive Officer or Chief Financial Officer certifying to the effect that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) have been satisfied.

6.3 Conditions to Obligations of the Company to Effect the Merger. The obligations of the Company to effect the Merger are further subject to the satisfaction (or waiver by the Company, to the extent permitted by applicable Legal Requirements) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 3.1 (Due Organization), Section 3.2 (Merger Sub), Section 3.3 (Authority; Binding Nature of Agreement) and Section 3.10 (Brokers and Other Advisors) shall be accurate in all material respects (without taking into account any “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the Agreement Date and at and as of Closing Date as if made on and as of the Closing Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), and (ii) the representations and warranties of Parent and Merger Sub set forth in this Agreement, other than those referred to in clause (i) above, shall be accurate (without taking into account any “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the Agreement Date and at and as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have complied with or performed in all material respects the covenants and agreements they are required to comply with or perform at or prior to the Closing Date.

(c) Delivery of Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date and signed on its behalf by its Chief Executive Officer or another senior executive officer, certifying to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

SECTION 7

TERMINATION

7.1 Termination. This Agreement may be validly terminated prior to the Effective Time only as follows:

(a) by mutual written consent of Parent and the Company at any time prior to the Closing;

(b) by either Parent or the Company, at any time prior to the Closing, if the Closing shall not have occurred on or prior to midnight Eastern Time, on June 19, 2026 (the “End Date”); provided, however, that in the case of this Section 7.1(b), (x) if on the End Date, all of the conditions set forth in Section 6, other than the conditions set forth in Section 6.1(b) or Section 6.1(c) (solely in respect of Antitrust Laws), shall have been satisfied or waived by Parent or Merger Sub, to the extent waivable by Parent or Merger Sub (other than conditions that by their nature are to be satisfied on the Closing Date, each of which is then capable of being satisfied), then the End Date shall automatically be extended until midnight Eastern Time on September 19, 2026 (the “Extended End Date”) (and all references to the End Date herein shall be as so extended), (y) if on the Extended End Date, all of the conditions set forth in Section 6, other than the conditions set forth in Section 6.1(b) or Section 6.1(c) (solely in respect of Antitrust Laws), shall have been satisfied or waived by Parent or Merger Sub, to the extent waivable by Parent or Merger Sub (other than conditions that by their nature are to be satisfied on the Closing Date, each of which is then capable of being satisfied), then the End Date shall automatically be extended until midnight Eastern Time on December 19, 2026 (and all references to the End Date and the Extended End Date herein shall be as so extended), and (z) the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any Party whose material breach of this Agreement has proximately caused or resulted in the Merger not being consummated by such date;

(c) by either Parent or the Company if a Specified Governmental Body of competent jurisdiction shall have issued any permanent injunction or other order, directive, judgment, decree or ruling, or shall have taken any other action, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or making the consummation of the Merger illegal, which order, directive, judgment, decree, ruling or other action shall be final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any Party whose material breach of this Agreement has proximately caused or resulted in the issuance of such final and nonappealable injunction, order, directive, judgment, decree, ruling or other action;

(d) by Parent at any time prior to the Cut-off Time, if (i) the Board of Directors shall have failed to include the Company Board Recommendation in the Merger Proxy Statement when filed with the SEC or mailed, or shall have effected a Company Adverse Recommendation Change, (ii) in the case of an Acquisition Proposal structured as a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, the Board of Directors (A) states that it recommends such tender or exchange offer or expresses no opinion or is unable to take a position (other than a “stop, look and listen” communication pursuant to Rule 14d-9(f)

promulgated under the Exchange Act) with respect to such tender or exchange offer, or (B) fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer or fails to reaffirm the Company Board Recommendation within 10 Business Days after the commencement of such tender offer or exchange offer within the meaning of Rule 14d-2 under the Exchange Act (or, if earlier, by the close of business on the Business Day immediately preceding the then scheduled Cut-off Time), (iii) after any public announcement of an Acquisition Proposal (other than a tender offer or exchange offer), the Board of Directors fails to publicly affirm the Company Board Recommendation within three Business Days after a written request by Parent to do so (or, if earlier, by the close of business on the Business Day immediately preceding the then scheduled Cut-off Time; provided that Parent has made such request prior to the second Business Day before the then scheduled date of the Cut-off Time); provided that Parent may only make such request twice with respect to each Acquisition Proposal or material modification thereof, (iv) the Board of Directors fails to publicly reaffirm the Company Board Recommendation within three Business Days after Parent so requests in writing (it being understood that the Company will have no obligation to make such reaffirmation pursuant to this clause (iv) on more than three occasions), or (v) the Board of Directors or the Company Willfully Breaches its obligations under Section 4.3 or Section 5.1 in any material respect;

(e) by the Company, at any time prior to the Cut-off Time, in order to substantially concurrently with such termination enter into a binding written definitive acquisition agreement providing for the consummation of the Superior Offer approved by the Board of Directors pursuant to and in accordance with the provisions of Section 5.1(b) (a “Specified Agreement”); provided that the Company shall have paid the Termination Fee in accordance with Section 7.3 immediately before or substantially simultaneously with such termination;

(f) by either Parent or the Company if the Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting duly convened and held and at which a vote on the matter was taken, or any adjournment or postponement thereof permitted by this Agreement and at which a vote on the matter was taken;

(g) by Parent at any time prior to the Closing, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that a condition set forth in clauses (a), (b) or (c) of Section 6.2, as applicable, would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured in such time period, shall not have been cured within 30 days after the date Parent gives the Company written notice of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(g) if either Parent or Merger Sub is then in breach of any representation, warranty, covenant or obligation hereunder which breach would permit the Company to terminate this Agreement pursuant to Section 7.1(h); or

(h) by the Company at any time prior to the Closing, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Merger Sub shall have occurred, such that a condition set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied and such breach or failure cannot be cured by Parent or Merger Sub, as applicable, by the End Date, or, if capable of being cured in such time period, shall not have been cured within 30 days after the date the Company gives Parent written notice of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(h) if the Company is then in breach of any representation, warranty, covenant or obligation hereunder which breach would permit Parent to terminate this Agreement pursuant to Section 7.1(g).

7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given by the terminating Party to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Merger Sub or the Company or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, employees or Affiliates following any such termination; provided, however, that (a) the final sentence of Section 4.1(a), this Section 7.2, Section 7.3 and Section 8 (other than Section 8.5(b)) shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms, and (c) the termination of this Agreement shall not relieve any Party from any liability for fraud or Willful Breach of this Agreement prior to termination (it being understood that in the case of a Willful Breach by Parent or Merger Sub and to the extent permitted pursuant to DGCL Section 261(a)(1), the Company (and only the Company) through actions approved by the Board of Directors may seek damages payable to the Company (on its own behalf or as representative of the holders of Company Common Stock, Company RSUs, Company PSUs and Company Options (including In the Money Director Options)) based, to the extent proven, on the loss of the premium or economic benefit that the holders of Company Common Stock, Company RSUs, Company PSUs and Company Options (including In the Money Director Options) would have received if the Merger were consummated pursuant to the terms of this Agreement, taking into consideration all relevant matters, including the time value of money, which shall be deemed in such event to be solely damages of the Company (“Benefit of the Bargain Damages”)). For the avoidance of doubt, (i) only the Company (and not the holders of Company Common Stock, Company RSUs, Company PSUs or Company Options (including In the Money Director Options) or any other Company Associate or holder of equity securities of the Company) may bring an action pursuing liability for such Willful Breach by Parent or Merger Sub and (ii) the Company may retain, without distribution to the holders of Company Common Stock, Company RSUs, Company PSUs or Company Options (including In the Money Director Options) any damages (including Benefit of the Bargain Damages) received.

7.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 7.1(e);

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(d); or

(iii) (A) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to Section 7.1(b)(z)) or Section 7.1(f), or terminated by Parent pursuant to Section 7.1(g), (B) any Person shall have publicly disclosed a bona fide Acquisition Proposal or an Acquisition Proposal has otherwise been communicated to the Board of Directors after the execution and delivery of this Agreement and prior to such termination and such Acquisition Proposal has not been unconditionally and, in the case of a publicly disclosed Acquisition Proposal, publicly withdrawn prior to (1) the date of such termination pursuant to Section 7.1(b) or (2) the Company Stockholder Meeting (including any adjournment or postponement thereof) with respect to the termination pursuant to Section 7.1(f), and (C) within 12 months after such termination the Company shall have entered into a definitive agreement with respect to, or consummated, an Acquisition Proposal; provided that for purposes of this clause (C) the references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”; then, in any such event under clause (i), (ii) or (iii) of this Section 7.3(b), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds (x) in the case of Section 7.3(b)(i), prior to or substantially concurrently with (and as a condition to the effectiveness of) such termination, (y) in the case of Section 7.3(b)(ii), within one Business Day after such termination, or (z) in the case of Section 7.3(b)(iii), prior to or concurrently with entering into the definitive agreement with respect to, or consummating, the Acquisition Proposal referred to in clause (C) of Section 7.3(b)(iii); it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $175,000,000.

(c) If the Termination Fee shall become payable pursuant to this Section 7.3(b), Parent’s receipt of the Termination Fee, together with any amounts that become due pursuant to Section 7.3(d), shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and shall be the sole and exclusive remedy of Parent and Merger Sub and any of their respective Affiliates against any Company Related Parties, and none of Parent, Merger Sub or any of their respective Affiliates shall be entitled to bring or maintain any claim, action or proceeding against the Company Related Parties arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination and upon payment of such amount(s), if at all, none of the Company Related Parties shall have any further liability or obligations arising out of this Agreement; provided that the foregoing shall not relieve any Company Related Party from any liability for fraud or Willful Breach of this Agreement prior to such termination; provided, further, that although Parent may seek both a grant of specific performance to cause the Company to consummate the Transactions in accordance with Section 8.5(b) and payment of the Termination Fee (if due and payable), in no event shall Parent be entitled to both specific performance and the payment of the Termination Fee in accordance with Section 7.3(b)(i).

(d) The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the Transactions, that the Termination Fee is not a penalty, but a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such payment is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to Section 7.3(b), and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made plus three percent (or such lesser rate per annum that is the maximum permitted under Legal Requirements), through the date such payment was actually received.

SECTION 8

MISCELLANEOUS PROVISIONS

8.1 Amendment. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed on behalf of the Company, Parent and Merger Sub; provided, however, that after the Company Stockholder Approval, if any such amendment or waiver will by Legal Requirement or in accordance with the rules and regulations of Nasdaq require further approval of the holders of the Shares, the effectiveness of such amendment will be subject to the approval of the holders of the Shares. Notwithstanding anything contained herein to the contrary, no amendment, waiver, supplement or other modification to any Financing Source Provision that are adverse to the Financing Sources in their capacities as such may be made without the prior written consent of the applicable Financing Source.

8.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy such that rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by any Legal Requirement. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may, to the extent permissible under applicable Legal Requirements, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto, or (c) waive compliance by the other with any of the agreements or covenants contained herein; provided, however, that after receipt of the Company Stockholder Approval, no waiver shall be made which by applicable Legal Requirement requires further approval by the holders of Shares without obtaining such further approval. Any such extension or waiver shall be valid only if expressly set forth in a written instrument duly executed and delivered on behalf of the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Notwithstanding anything to the contrary in this Agreement, none of the Financing Source Provisions may be waived (and time for performance thereunder may not be extended) in a manner that is adverse to the Financing Sources in their capacities as such without the prior written consent of the Financing Sources.

8.3 No Survival of Representations and Warranties. None of the representations and warranties of the Company, Parent or Merger Sub contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered by any Person pursuant to this Agreement shall survive the Effective Time.

8.4 Entire Agreement; Counterparts. This Agreement (including its Exhibits, Annexes and the Company Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties and their respective Affiliates, with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts (including counterparts delivered by electronic transmission), each of which shall be deemed an original and all of which shall constitute one and the same instrument. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com) (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. Until and unless each Party has received a counterpart hereof signed (including by electronic signature) and expressly released by the other Parties hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

8.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement, the Transactions and all claims arising out of or relating to this Agreement shall be governed by, and construed in accordance with, the Legal Requirements of the State of Delaware, regardless of the Legal Requirements that might otherwise govern under applicable principles of conflict of laws thereof. In any action or proceeding arising out of or relating to this Agreement or any of the Transactions, (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of (A) the Chancery Court of the State of Delaware and any state appellate court therefrom, (B) if (but only if) the court in clause (A) lacks subject matter jurisdiction, the

Superior Court of the State of Delaware sitting in New Castle County and any state appellate court therefrom, or (C) if (but only if) the courts in clauses (A) or (B) lack subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware and any appellate court therefrom (collectively, the “Delaware Courts”), and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 8.8. Each of the Parties irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in the Delaware Courts, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Courts, (C) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Delaware Courts and (D) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Courts. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (ii) neither the ability of either Party to recover damages for fraud or any Willful Breach of this Agreement nor the provisions of Section 7.3 are intended to and may not adequately compensate the Parties for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief and (iii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other Parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section8.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction. The Parties further agree that (x) by seeking the remedies provided for in this Section 8.5, a Party shall not be deemed to waive (and shall retain) any other remedies expressly available to such Party under this Agreement; provided, however, that nothing in this clause (x) shall be construed to expand the nature or scope of monetary damages available to any Party beyond those expressly permitted by this Agreement, and (y) nothing set forth in this Section 8.5 shall require any Party to institute any Legal Proceeding for

(or limit any Party’s right to institute any Legal Proceeding for) specific performance under this Section 8.5(b) prior to, or as a condition to, exercising any termination right under Section 7; provided, however, that under no circumstances will the Company or any Company Related Party be permitted or entitled to receive both specific performance that results in the occurrence of the Closing and any monetary damages. For the avoidance of doubt, the commencement of any Legal Proceeding under this Section 8.5 shall not, by itself, restrict or limit any Party’s right to terminate this Agreement in accordance with Section 7, but no termination shall operate to revive or expand any remedy (including expectation damages) that this Agreement restricts or limits.

(c) EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY (I) MAKES THIS WAIVER VOLUNTARILY, AND (II) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 8.5.

(d) Notwithstanding anything in this Agreement to the contrary, each of the Parties (i) agrees that any Legal Proceeding of any kind or description, whether in contract or in tort or otherwise, involving the Financing Sources, arising out of or relating to this Agreement or any other document, instrument or agreement executed and delivered in connection with this Agreement, the Debt Commitment Letter, the Financing or any of the transactions contemplated thereby (including the Transactions) or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each Party hereto irrevocably submits itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such courts, (ii) agrees that any such Legal Proceeding shall be governed by the Legal Requirements of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Legal Requirements of another state), except as otherwise provided in any applicable commitment letter or other applicable definitive document agreement relating to any Financing, (iii) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any Legal Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way arising out of or relating to this Agreement or any other document, instrument or agreement executed and delivered in connection with this Agreement, the Debt Commitment Letter, the Financing or any of the transactions contemplated thereby (including the Transactions) or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iv) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Legal Proceeding in any such court, and (v) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Legal Requirements trial by jury in any Legal Proceeding brought against the Financing Sources in any way arising out of or relating to this Agreement or any other document, instrument or agreement executed and delivered in connection with this Agreement, the Debt Commitment Letter, the Financing or any of the transactions contemplated thereby (including the Transactions) or the performance of any services thereunder.

8.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by a Party without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect, except that Parent may designate, by written notice to the Company, another wholly owned direct or indirect Subsidiary of Parent (provided that it is a Delaware corporation) to act as Merger Sub hereunder, in which event all references to “Merger Sub” in this Agreement (and in Exhibit A) shall be deemed references to such other Subsidiary.

8.7 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for (a) if the Effective Time occurs, (i) the right of the holders of Shares to receive the Merger Consideration pursuant to Section 1 following the Effective Time in accordance with the terms of this Agreement, and (ii) the right of the holders of Company Options (including In the Money Director Options), Company RSUs and Company PSUs to receive the consideration set forth in Section 1.8 at or following the Effective Time in accordance with the terms of this Agreement, (b) the provisions set forth in Section 5.4(d), (c) as set forth in or contemplated by Section 7.3(c), and (d) if Parent or Merger Sub wrongfully terminates in breach of this Agreement or Willfully Breaches this Agreement, then, following the termination of this Agreement, the Company may seek damages and other relief (including equitable relief) provided for in this Agreement on behalf of and as representative of the holders of Company Common Stock, Company RSUs, Company PSUs and Company Options (including Benefit of the Bargain Damages) (each of whom are third-party beneficiaries hereunder solely to the extent necessary for this clause (d) to be enforceable). Notwithstanding anything herein to the contrary, unless otherwise required by applicable Legal Requirements, the rights granted pursuant to clause (d) of this Section 8.7 and the provisions of Section 7.2 with respect to the recovery of Benefit of the Bargain Damages will only be enforceable on behalf of the holders of Company Common Stock, Company RSUs, Company PSUs and Company Options (including In the Money Director Options) by the Company through actions approved by the Board of Directors, in its sole and absolute discretion, as representative for such holders and may, in the Company’s sole and absolute discretion, as representative for such holders, be (x) distributed, in whole or in part, by the Company to the holders of record of Company Common Stock, Company RSUs, Company PSUs and Company Options (including In the Money Director Options) as of any date determined by the Company or (y) retained by the Company for the use and benefit of the Company in any manner the Company deems fit. Notwithstanding anything to the contrary in the foregoing, the Financing Source Provisions shall inure to the benefit of the Financing Sources, which are hereby expressly intended to be third-party beneficiaries thereof and the Financing Sources shall be entitled to rely on and enforce all obligations and other rights provided in such Sections and provisions.

8.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) upon receipt of proof of delivery on a Business Day before 5:00 p.m. in the time zone of the receiving Party, otherwise upon the following Business Day after receipt of proof of delivery if sent by registered mail or by courier or express delivery service, (c) if sent by email prior to 5:00 p.m. recipient’s local time, upon transmission when receipt is confirmed, or (d) if sent by email after 5:00 p.m. recipient’s local time and receipt is confirmed, the Business Day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Merger Sub (or following the Effective Time, the Surviving Corporation):

BioMarin Pharmaceutical Inc.

770 Lindaro Street

San Rafael, CA 94901

Attn: Eric Davis, EVP and Chief Legal Officer

Email: [******]

with a copy (which shall not constitute notice) to:

Jones Day

3161 Michelson Drive, Suite 800

Irvine, CA 92612

Attn: Jonn R. Beeson

Email: jbeeson@jonesday.com

and

Jones Day

250 Vesey Street

New York, NY 10281

Attn: Andrew M. Levine

Email: amlevine@jonesday.com

if to the Company (prior to the Effective Time):

Amicus Therapeutics, Inc.

47 Hulfish Street

Princeton, NJ 08542

Attn: Ellen Rosenberg, Chief Legal Officer

Email: [******]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

200 Clarendon Street

Boston, MA 02116

Attn:  Graham Robinson

   Chadé Severin

   John W. Sheridan

Email: graham.robinson@kirkland.com

   chade.severin@kirkland.com

   john.sheridan@kirkland.com

8.9 Severability. In the event that any term or provision of this Agreement, or the application thereof, is declared in a final judgment by a court of competent jurisdiction to be illegal, void, invalid or unenforceable in any situation in any jurisdiction, such final judgment shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction, and the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and the remainder of this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

8.10 Obligation of Parent. Parent shall ensure that Merger Sub (and, following the Effective Time, the Surviving Corporation) duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to Merger Sub or the Surviving Corporation, as applicable, under this Agreement, and Parent shall be jointly and severally liable with Merger Sub or the Surviving Corporation, as applicable, for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

8.11 Construction.

(a) For purposes of this Agreement, whenever the context requires, (i) the singular number shall include the plural, and vice versa, (ii) the masculine gender shall include the feminine and neuter genders, (iii) the feminine gender shall include the masculine and neuter genders, and (iv) the neuter gender shall include the masculine and feminine genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the word “including” and words of similar import shall mean including without limiting the generality of any description preceding or following such term, unless otherwise specified.

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” or “Annexes” are intended to refer to Sections of this Agreement and Exhibits or Annexes to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f) The term “dollars” and character “$” shall mean United States dollars.

(g) Documents or other information or materials will be deemed “made available,” “delivered,” “furnished,” or “provided” by the Company if such documents, information or materials have been physically or electronically delivered, in unredacted form, to Parent, Merger Sub or any of their respective Representatives, have been uploaded to, and made continuously accessible to Parent, Merger Sub and their respective Representatives in, the online data room hosted on behalf of the Company by Datasite under the name “Project Pacsun,” or have been filed with or furnished to the SEC and available on EDGAR, in each case, at least 24 hours prior to the execution and delivery of this Agreement.

(h) Any reference to (i) any Governmental Body includes any successor to that Governmental Body, and (ii) any applicable Legal Requirement refers to such applicable Legal Requirement as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rule and regulation promulgated under such statute) and references to any section of any applicable Legal Requirement includes any successor to such section (provided that, for purposes of any representation and warranty in this Agreement that is made as of a specific date, references to any Legal Requirement shall be deemed to refer to such Legal Requirement, as amended, and to any rule or regulation promulgated thereunder, in each case, as of such date).

(i) The phrases “ordinary course of business” and “ordinary course” shall mean “ordinary course of business consistent with past practice.”

8.12 Liability of the Financing Sources. Notwithstanding anything in this Agreement to the contrary, no Company Related Party shall have any rights or claims against any Financing Source in connection with this Agreement or any other document, instrument or agreement executed and delivered in connection with this Agreement, the Debt Commitment Letter, the Financing or any of the transactions contemplated thereby (including the Transactions) or the performance of any services thereunder, and no Financing Source shall have any liability or obligation to, or be subject to Legal Proceeding brought by, any Company Related Party in connection with this Agreement or any other document, instrument or agreement executed or delivered in connection with this Agreement or any other document, instrument or agreement executed and delivered in connection with this Agreement, the Debt Commitment Letter, the Financing or any of the transactions contemplated thereby (including the Transactions) or the performance of any services thereunder, whether at law or equity, in contract, in tort or otherwise; provided that nothing in this Section 8.12 shall in any way limit any Financing Source’s obligations to the Parent and Merger Sub under the Debt Commitment Letter; provided, further, that following the consummation of the Transactions, the foregoing will not limit the rights of any Parties under the definitive documentation for the Financing.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

Amicus Therapeutics, Inc.

By:	/s/ Bradley L. Campbell
Name: Bradley L. Campbell
Title: President and Chief Executive Officer

BioMarin Pharmaceutical Inc.

By:	/s/ James Sabry
Name: James Sabry
Title: EVP, Chief Business Officer

Lynx Merger Sub 1, Inc.

By:	/s/ G. Eric Davis
Name: G. Eric Davis
Title: Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” means a customary confidentiality agreement that (i) contains provisions that are not less favorable to the Company than those contained in the Confidentiality Agreement, and (ii) does not prohibit any Acquired Company from providing any information to Parent in accordance with Section 4.3 or otherwise prohibit the Acquired Companies or the Board of Directors from complying with the provisions of Section 4.3 or Section 5.1, except that such confidentiality agreement need not include explicit or implicit standstill provisions that would restrict the making of or amendment or modification to Acquisition Proposals.

Acquired Companies. “Acquired Companies” is defined in Section 2.1(a) of the Agreement.

Acquisition Proposal. “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (a) acquisition, transfer, disposition or license, collaboration or revenue-sharing arrangement with respect to assets of any Acquired Company equal to 15% or more of the Company’s consolidated assets (based on the fair market value thereof) or to which 15% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (b) issuance or acquisition of (i) 15% or more of the outstanding Company Common Stock or other voting or equity securities of the Company, (ii) securities and Indebtedness that would, in the aggregate, have 15% or more of the outstanding voting power of any class of the Company’s securities, or (iii) any options, rights or warrants to purchase or securities convertible into or exchangeable for equity or debt interests described in the foregoing clauses (i) or (ii) (the forgoing securities described in this clause (b), collectively, “Designated Securities”), (c) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning Designated Securities, or (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an Acquired Company that if consummated would result in any Person or “group” beneficially owning Designated Securities, in each case of the foregoing clauses (a) through (d), other than the Transactions.

Affiliate. “Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

Agreement. “Agreement” is defined in the preamble to the Agreement.

Agreement Date. “Agreement Date” is defined in the preamble to the Agreement.

AI. “AI” is defined in the definition of AI Technology.

AI Technology. “AI Technology” means any and all machine learning, deep learning, and other artificial intelligence (“AI”) technologies, including statistical learning algorithms, models (including large language models), neural networks and other AI tools or methodologies and all software implementations of any of the foregoing.

Anti-Corruption Laws. “Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977, the Anti-Kickback Act of 1986, the UK Bribery Act of 2010 and the Anti-Bribery Laws of the People’s Republic of China or any applicable Legal Requirements of similar effect, and the related regulations and published interpretations thereunder.

Antitrust Laws. “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign anti-trust laws, any laws relating to foreign direct investment, and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition or intended to prohibit, restrict or regulate foreign direct investment or investment that could affect national security interests.

Applicable Date. “Applicable Date” is defined in Section 2.4(a) of the Agreement.

Board of Directors. “Board of Directors” is defined in the Introduction to the Agreement.

Book-Entry Shares. “Book-Entry Shares” means non-certificated Shares represented by book-entry.

Business Day. “Business Day” means a day except a Saturday, a Sunday or other day on which banks in California or New Jersey are authorized or required by Legal Requirements to be closed.

Capitalization Date. “Capitalization Date” is defined in Section 2.3(a) of the Agreement.

CARES Act. “CARES Act” is defined in the definition of CARES Act and COVID Relief Programs.

CARES Act and COVID Relief Programs. “CARES Act and COVID Relief Programs” means, collectively, the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748, Pub. Law No.116-136) (March 27, 2020) (the “CARES Act”), as amended by Section 206 of the Taxpayer Certainty and Disaster Tax Relief Act of 2020, which was enacted as Division EE of the Consolidated Appropriations Act, 2021 (H.R. 133, Pub. Law No. 116-260) (December 27, 2020), the Families First Coronavirus Response Act (H.R.6201, Pub. Law no. 116-127) (March 18, 2020), Paycheck Protection Program Flexibility Act of 2020 (H.R. 7010, Pub. Law No. 116-142) (June 5, 2020), American Rescue Plan Act (H.R. 1319, Pub. Law No. 117-2) (March 11, 2021) and all FAQs or interim final rules issued by any Governmental Body related thereto, including any programs or facilities established by the Board of Governors of the Federal Reserve System to which the U.S. Treasury Department has provided financing as contemplated by Title IV of the CARES Act, and any analogous U.S. state, local or non-US Legal Requirements.

Certificated Shares. “Certificated Shares” is defined in Section 1.6(b) of the Agreement.

Certificates. “Certificates” is defined in Section 1.6(b) of the Agreement.

Change of Control Payment. “Change of Control Payment” is defined in Section 2.9(a)(vii) of the Agreement.

Clinical Trials. “Clinical Trials” is defined in Section 2.12(b) of the Agreement.

Closing. “Closing” is defined in Section 1.3(a) of the Agreement.

Closing Date. “Closing Date” is defined in Section 1.3(a) of the Agreement.

CMO. “CMO” means a contract manufacturing organization.

CMS. “CMS” is defined in Section 5.2(f) of the Agreement.

Code. “Code” means the U.S. Internal Revenue Code of 1986.

Company. “Company” is defined in the preamble to the Agreement.

Company 401(k) Plan. “Company 401(k) Plan” is defined in Section 5.3(e) of the Agreement.

Company Adverse Recommendation Change. “Company Adverse Recommendation Change” is defined in Section 5.1(a) of the Agreement.

Company Associate. “Company Associate” means each current or former officer or other employee, or individual who is or was at any time an independent contractor, consultant or director, of or to the Company or its Subsidiaries.

Company Board Recommendation. “Company Board Recommendation” is defined in the Introduction to the Agreement.

Company Common Stock. “Company Common Stock” means the common stock, $0.01 par value per share, of the Company.

Company Data. “Company Data” means all customer, employee, vendor or business partner data used, Processed and/or hosted by or on behalf of an Acquired Company, whether provided by an Acquired Company or any other Person.

Company Disclosure Schedule. “Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the Agreement Date.

Company Equity Plans. “Company Equity Plans” means the Company’s Amended and Restated 2007 Equity Incentive Plan, 2025 Equity Incentive Plan, Amended and Restated 2007 Director Option Plan and Company ESPP, each as amended.

Company ESPP. “Company ESPP” means the Company’s 2023 Employee Stock Purchase Plan, as amended.

Company IP. “Company IP” means any and all (a) Intellectual Property Rights that are owned or purported to be owned by any Acquired Company, and (b) third party Intellectual Property Rights exclusively licensed to any of the Acquired Companies.

Company IT Assets. “Company IT Assets” means computers, computer software, databases, storage media (e.g., backup tapes), firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, or other devices or systems that Process Personal Information held by or for the Acquired Companies or Company Data, in each case, owned by any Acquired Company or licensed or leased by any Acquired Company (excluding any public networks).

Company Options. “Company Options” means all options to purchase Shares granted pursuant to a Company Equity Plan.

Company Preferred Stock. “Company Preferred Stock” means the preferred stock, $0.01 par value per share, of the Company.

Company PSUs. “Company PSUs” means performance-vesting restricted stock units with respect to Shares granted pursuant to a Company Equity Plan.

Company Related Parties. “Company Related Parties” means the Acquired Companies and any of their respective former, current or future officers, directors, partners, employees, agents, attorneys, stockholders, current and future holders of any equity, managers, members or Affiliates.

Company RSUs. “Company RSUs” means time-vesting restricted stock units with respect to Shares granted pursuant to a Company Equity Plan.

Company SEC Documents. “Company SEC Documents” is defined in Section 2.4(a) of the Agreement.

Company Stockholder Approval. “Company Stockholder Approval” is defined in Section 2.20 of the Agreement.

Company Stockholder Meeting. “Company Stockholder Meeting” is defined in Section 4.4(b) of the Agreement.

Compliant. “Compliant” means, with respect to the Required Financing Information, without giving effect to any supplements or updates, that (a) such Required Financing Information does not contain any untrue statement of a material fact regarding the Acquired Companies or omit to state any material fact regarding the Acquired Companies necessary in order to make such Required Financing Information not misleading, (b) no audit opinion or authorization letter with respect to any financial statements (or any portion thereof) contained in the Required Financing Information shall have been withdrawn, amended or qualified, (c) such Required Financing Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of debt securities (other than such provisions (A) with which compliance is not customary in an offering of high-yield non-convertible debt securities under Rule 144A promulgated under the Securities Act and (B) applicable to any Excluded Information), (d) the financial statements and other financial information included in such Required Financing Information would not be deemed stale or otherwise be unusable under customary practices for registered offerings and private placements of debt securities under Rule 144A promulgated under the Securities Act or another exemption from registration under the Securities Act, (e) the financial statements and other financial information included in the Required Financing Information are, and remain through the Closing, sufficient to permit the Financing Sources to receive customary comfort letters from the Company’s independent auditors with respect to such financial information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year and fiscal quarter for which historical financial statements are included) on any date prior to the Closing, and (f) the Company shall not have indicated its intent to restate any historical financial statement (or any portion thereof) contained in the Required Financing Information, and no such restatement shall be under active consideration or a possibility.

Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 4.1(a) of the Agreement.

Continuation Period. “Continuation Period” is defined in Section 5.3(a) of the Agreement.

Continuing Employee. “Continuing Employee” is defined in Section 5.3(a) of the Agreement.

Contract. “Contract” means any contract, subcontract, lease, understanding, instrument, loan, credit agreement, bond, debenture, note, option, warrant, license, sublicense, commitment, undertaking or other legally binding agreement.

Copyrights. “Copyrights” is defined in the definition of Intellectual Property Rights.

CRO. “CRO” means a Person (including a commercial, academic or other organization) contracted by a sponsor to perform one or more of a sponsor’s Clinical Trial-related duties and functions, including those defined in (a) 21 C.F.R. Part 312.3(b), (b) ICH GCP E6, (c) and foreign equivalents of the foregoing, each as may be amended from time to time.

Cut-off Time. “Cut-off Time” is defined in Section 4.3(b) of the Agreement.

DAC 6. “DAC 6” is defined in Section 2.14(g) of the Agreement.

Data Privacy Laws. “Data Privacy Laws” means all applicable Legal Requirements governing the Processing of Personal Information, cybersecurity, the privacy of electronic communications, or the transmission of marketing messages through any means, in any relevant jurisdiction.

Debt Commitment Letter. “Debt Commitment Letter” is defined in Section 3.7(a) of the Agreement.

Debt Financing Fee Letter. “Debt Financing Fee Letter” is defined in Section 3.7(a) of the Agreement.

Definitive Debt Agreements. “Definitive Debt Agreements” is defined in Section 5.12(a) of the Agreement.

Delaware Courts. “Delaware Courts” is defined in Section 8.5(a) of the Agreement.

Designated Securities. “Designated Securities” is defined in the definition of Acquisition Proposal.

Determination Notice. “Determination Notice” is defined in Section 5.1(b)(i) of the Agreement.

DGCL. “DGCL” means the Delaware General Corporation Law.

Dissenting Shares. “Dissenting Shares” is defined in Section 1.7 of the Agreement.

DOJ. “DOJ” means the U.S. Department of Justice.

Domain Names. “Domain Names” is defined in the definition of Intellectual Property Rights.

Effective Time. “Effective Time” is defined in Section 1.3(b) of the Agreement.

Electronic Delivery. “Electronic Delivery” is defined in Section 8.4 of the Agreement.

EMA. “EMA” means the European Medicines Agency.

Employee Plan. “Employee Plan” means any (a) employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, (b) bonus, deferred compensation, incentive compensation, stock purchase, stock option, equity-based, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance or welfare benefits, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement, and (c) employment, consulting, severance or similar agreement, each other employee benefit plan, program, agreement or arrangement (whether written or oral), and any trust, escrow or similar agreement related thereto, whether or not funded, in each case that is (i) sponsored, maintained, contributed to or required to be contributed to by any Acquired Company for the benefit of any Company Associate or other individual service provider of any Acquired Company, (ii) with respect to which any of the Acquired Companies has or could reasonably be expected to have any current or contingent liability (including on account of any ERISA Affiliate), or (iii) to which any Acquired Company is a party, but in each case excluding any statutory plan or arrangement that is required by applicable Legal Requirements.

Employment Practices. “Employment Practices” is defined in Section 2.15(b) of the Agreement.

Encumbrance. “Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, option, right of first refusal or first offer, preemptive right, title retention, community property interest or similar restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the use of, or receipt of any income derived from, any asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

End Date. “End Date” is defined in Section 7.1(b) of the Agreement.

Entity. “Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” means any federal, state, local or foreign Legal Requirement relating to occupational health and safety, pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, sediment, land surface or subsurface strata), including any Legal Requirement relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

ERISA. “ERISA” means the Employee Retirement Income Security Act of 1974.

ERISA Affiliate. “ERISA Affiliate” means any trade or business (whether or not incorporated) (a) that is, or was at the relevant time, under common control within the meaning of Section 4001(b)(1) of ERISA with an Acquired Company, or (b) which, together with any of the Acquired Companies, at any relevant time would be treated as a single employer under Section 414 of the Code.

Exchange Act. “Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

Excluded Information. “Excluded Information” is defined in the definition of Required Financing Information.

Excluded Shares. “Excluded Shares” is defined in Section 1.5(a)(iii) of the Agreement.

Exploit. “Exploit” means, with respect to a biologic, drug, combination product, compound, pharmaceutical ingredient (including active pharmaceutical ingredients, excipients and other materials), drug substance, device or product candidate: to discover, research, develop, analyze, test (including through Clinical Trials), hold, store, formulate, quality control, manufacture, fill, finish, label, commercialize, distribute, promote, place on the market or otherwise exploit, including to research, make, have made, distribute, use, sell, offer for sale, import and export, conduct all regulatory and other activities related to supporting, securing and maintaining any applicable Governmental Authorizations, as well as conduct any activities that are performed in preparation or as part of, or as a follow-up to, any of the foregoing. “Exploiting” and “Exploitation” have the correlative meaning.

Extended End Date. “Extended End Date” is defined in Section 7.1(b) of the Agreement.

FDA. “FDA” means the United States Food and Drug Administration and any successor agency thereto.

FDCA. “FDCA” means the United States Federal Food, Drug and Cosmetic Act 21 U.S.C. § 321 et seq. and all related rules, regulations and guidelines.

Financing. “Financing” is defined in Section 3.7(a) of the Agreement.

Financing Authorization Letters. “Financing Authorization Letters” is defined in Section 5.11(a)(v) of the Agreement.

Financing Source Provisions. “Financing Source Provisions” means each of Section 8.1, Section 8.2, Section 8.5(d), Section 8.7 and Section 8.12, together with the defined terms used in each such Section, solely as they relate to the applicable Section.

Financing Sources. “Financing Sources” means the Persons that have committed to provide any portion of any of the Financing or have otherwise entered into any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, indenture or other agreement in connection with any Financing (other than Parent, Merger Sub or any of Parent’s Subsidiaries), including the agents, arrangers and lenders that are parties to the Debt Commitment Letter (including the agents, arrangers and lenders party to or that may after the Agreement Date become party to any joinder agreements, or any similar agreement pursuant to which the Debt Commitment Letter is modified, supplemented, extended or replaced to add agents, arrangers, lenders or similar entities as parties thereto who had not executed the Debt Commitment Letter as of the Agreement Date, entered into in connection therewith), together with their respective Affiliates and their and their respective Affiliates’ Representatives, trustees, equityholders, members and controlling Persons and the respective successors and assigns of any of the foregoing.

FTC. “FTC” means the U.S. Federal Trade Commission.

GAAP. “GAAP” is defined in Section 2.4(b) of the Agreement.

Generative AI Tools. “Generative AI Tools” means AI Technology capable of generating various types of content (including text, images, video, audio or computer code) based on user-supplied prompts.

Global Trade Laws. “Global Trade Laws” means all applicable Legal Requirements governing the export, import and provision of goods (including technical data and technology) and services in the jurisdictions in which the Acquired Companies operate or do business, including (a) Sanctions Laws, (b) all Legal Requirements governing the export, re-export or transfer of goods, software, technology or technical data, including the Export Administration Act of 1979 (50 U.S.C. App. §§ 2401-2420), the Export Control Reform Act of 2018 (Pub. L. 115-232), the Export Administration Regulations (15 C.F.R. Parts 730 -774), the Arms Export Control Act (22 U.S.C. § 2778), and the International Traffic in Arms Regulations (22 C.F.R. § 120.1 et seq.), (c) the Foreign Trade Regulations (15 C.F.R. Part 30) administered by the Census Bureau, (d) all applicable Legal Requirements governing the importation of products (including Products), technology, technical data and services, including those administered by United States Customs and Border Protection (19 C.F.R. Parts 1-199), (e) the antiboycott laws set forth in Section 999 of the Code, the Department of Treasury Guidelines concerning international boycotts promulgated thereunder, and Part 760 of the EAR, and (f) any other similar applicable Legal Requirements of the jurisdictions in which the Acquired Companies operate or do business.

Good Clinical Practices. “Good Clinical Practices” or “GCP” means, as applicable, those current good clinical practices, standards and procedures for the design, conduct, performance, monitoring, auditing, recording, analyses and reporting of human Clinical Trials set forth in Legal Requirements, including (a) the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56 and 312, (b) the International Conference on Harmonization (ICH) guidance titled “Guidance for Industry E6 Good Clinical Practice: Consolidated Guidance” and including related requirements imposed by Regulation No (EU) 536/2014 and Regulation No (EU) 2017/556, Directive 2005/28/EC and, to the extent still applicable to any ongoing Clinical Trials, Directive 2001/20/EC, and (c) other foreign equivalents of the foregoing, in each case, as same may be amended from time to time.

Good Laboratory Practices. “Good Laboratory Practices” or “GLP” means, as applicable, the current good laboratory practices set forth in Legal Requirements, including (a) the FDCA and its applicable implementing regulations at 21 C.F.R. Part 58, (b) Directive 2004/10/EC of the European Parliament and of the Council of 11 February 2004 on the harmonization of laws, regulations and administrative provisions relating to the application of the principles of good laboratory practice and the verification of their applications for tests on chemical substances (codified version) and Directive 2004/9/EC of the European Parliament and of the Council of 11 February 2004 on the inspection and verification of good laboratory practice (GLP) (codified version), and (c) other foreign equivalents of the foregoing, in each case, as same may be amended from time to time.

Good Manufacturing Practices. “Good Manufacturing Practices” or “GMP” means, as applicable, those current good manufacturing practices related to the manufacture of pharmaceutical products and any precursors thereto set forth in Legal Requirements, including (a) the FDCA and 21 C.F.R. Parts 210-211, (b) guidelines and regulations of standard compilations in Directive (EU) 2017/1572 of 15 September 2017 supplementing Directive 2001/83/EC of the European Parliament and of the Council as regards the principles and guidelines of good manufacturing practice for medicinal products for human use, and (c) other foreign equivalents of the foregoing, in each case, as same may be amended from time to time.

Government Contract. “Government Contract” means any Contract, including any subsequent modification of such Contract, between an Acquired Company and (a) a Governmental Body, (b) any prime contractor to a Governmental Body where the Contract is in furtherance of a prime contract between that contractor and a Governmental Body or where an Acquired Company otherwise has knowledge that the prime contractor is acting in its capacity as such, or (c) any subcontractor (of any tier) in connection with or with respect to any Contract described in the foregoing clause (a) or (b) where the Contract is in furtherance of a higher tier contract that is in furtherance of a Contract with a Governmental Body (either as a prime contract or subcontract) or where an Acquired Company otherwise has knowledge that the subcontractor is in furtherance of a higher tier contract that is in furtherance of a Contract with a Governmental Body (either as a prime contract or subcontract).

Governmental Authorization. “Governmental Authorization” means any implicit or explicit permit, license, certificate, franchise, grant, permission, clearance, registration, consent, approval, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement, each as amended or supplemented from time to time, including in connection with the Exploitation of a Product under applicable Health Care Laws, including all investigational new drug applications and other authorizations to conduct Clinical Trials, IRB approvals, new drug applications, supplemental new drug applications, abbreviated new drug applications, biologic license applications, establishment registrations and product listings, any Pricing Approvals and national formulary placement in any country or jurisdiction and all supplements or amendments thereto.

Governmental Body. “Governmental Body” means any (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) supranational, international, multinational, EU, federal, state, local, municipal, foreign or other government, or (c) governmental or quasi-governmental authority of any nature including any governmental board, branch, bureau, division, department, institution, IRB agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit or body and any court, arbitrator or other tribunal. “Governmental Body” shall also include any officials, agents, employees or representatives of any of the foregoing.

GxP. “GxP” means, collectively, Good Clinical Practices, Good Laboratory Practices, Good Manufacturing Practices and other applicable, generally accepted industry best practice standards for the pharmaceutical or biotech industry.

Hazardous Materials. “Hazardous Materials” means any waste, material or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

Health Care Laws. “Health Care Laws” means all Legal Requirements and guidance that regulate the Exploitation of any pharmaceuticals, biologics, controlled substances, narcotics, pathogens, toxins, human tissues, specimens and other medical materials and products, including GxP and those related to the development, testing manufacturing, sale, distribution and promotional activities, pricing and reimbursement, product quality, the conduct of Clinical

Trials, reporting of safety events, conflicts of interest, debarment, exclusion or disqualification and interactions with and licensure and accreditation of health care professionals, including the following: (a) the FDCA, (b) the PHSA, (c) the Clinical Laboratory Improvement Amendments (42 U.S.C. § 263a) and the regulations set forth in 42 C.F.R. Part 493, (d) Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act), (e) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Anti-Self-Referral Law (42 U.S.C. § 1395nn), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a and 1320a-7b), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the exclusion laws (42 U.S.C. § 1320a-7), the federal Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), the regulations promulgated under any of the foregoing and any similar or equivalent state Legal Requirements, (f) the Patient Protection and Affordable Care Act (Public Law No. 111-148), as amended by the Health Care and Education Reconciliation Act of 2010 (Public Law No. 111-152), (g) 45 C.F.R. Parts 46 and 21 C.F.R. Parts 312, 812, 50, 54 and 56 and state research regulations, (h) the FDA software validation principles, (i) the regulations set forth at 21 C.F.R. Part 11, (j) the Federal Controlled Substances Act, 21 U.S.C. § 801 et seq., (k) the Health Insurance Portability and Accountability Act of 1996, the Health Information and Technology for Economic and Clinical Health Act and the regulations promulgated thereunder, (l) EU Directive 2001/83/EC (the Community code relating to medicinal products for human use), Regulation (EC) No 726/2004, Regulation (EC) No 141/2000, Regulation (EC) No 1901/2006, Regulation (EC) No 1394/2007, Directive 2005/28/EC, Regulation No (EU) 536/2014 and Regulation No (EU) 2017/556, (m) GxP, and (n) similar or equivalent Legal Requirements of all applicable jurisdictions.

HSR Act. “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Identified Communications. “Identified Communications” is defined in Section 5.2(c) of the Agreement.

In the Money Option. “In the Money Option” is defined in Section 1.8(a) of the Agreement.

In-bound License. “In-bound License” is defined in Section 2.8(f) of the Agreement.

Indebtedness. “Indebtedness” means, without duplication, (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person, including that portion of obligations with respect to any capital lease that is classified as a liability on a balance sheet in conformity with GAAP, (b) any obligations evidenced by notes, bonds, debentures or similar Contracts for indebtedness for borrowed money owing to any Person (other than a wholly owned Acquired Company), (c) any reimbursement obligations in respect of letters of credit and bankers’ acceptances (other than obligations in respect of letters of credit and bankers’ acceptances used as security for leases), bank guarantees, surety bonds and similar instruments, regardless of whether drawn upon, including the principal, interest and fees owing thereon, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired, (e) any net obligations under swaps, options, derivatives and other hedging agreements or arrangements that would be payable upon termination thereof (assuming they were terminated on the date of determination), (f) all obligations representing the deferred and unpaid purchase price of property or services, and (g) any guaranty (or any other arrangement having the economic effect of a guaranty) of any such obligations described in the foregoing clauses (a) through (f) of any Person other than a wholly owned Acquired Company (other than, in any case of the foregoing, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business that are not past due by greater than 60 days).

Indemnified Persons. “Indemnified Persons” is defined in Section 5.4(a) of the Agreement.

Intellectual Property Rights. “Intellectual Property Rights” means any and all intellectual property and industrial property rights of every kind and description throughout the world, including all U.S. and foreign (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof (“Patents”), (b) trademarks, service marks, corporate names, trade names, logos, slogans, trade dress, design rights and other similar designations of source or origin (whether registered, common law, statutory or otherwise), together with the goodwill symbolized by any of the foregoing and any applications and registrations for the foregoing (“Trademarks”), (c) copyrights and copyrightable subject matter and any and all applications and registrations for the foregoing (“Copyrights”), (d) trade secrets and confidential ideas, know-how, inventions, proprietary processes, formulae, models, data (including pharmacological, toxicological, non-clinical, pre-clinical and clinical data, analytical and quality control data, manufacturing data and descriptions, market data, financial data or descriptions), databases, data collections, data sets, curated data content and data layers, assays, specifications, physical, chemical and biological materials and compounds, compound libraries, methodologies and the like, in written, electronic, or other tangible or intangible form, whether or not patentable (“Trade Secrets”), and (e) Internet domain names and social media accounts (“Domain Names”).

Intervening Event. “Intervening Event” means any material event, development, occurrence, circumstance, change or effect that (a) occurs after the Agreement Date and prior to the Cut-off Time, (b) was both unknown and not reasonably foreseeable to the Board of Directors as of the Agreement Date based on information reasonably available to it at that time, (c) does not relate to or arise from (i) any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or (ii) any event, development, occurrence, circumstance, change or effect otherwise described in clauses (A) through (E) below, and (d) does not involve or result from general business, industry, market, financial, credit, economic, regulatory or political conditions or events (including changes in interest rates, exchange rates or securities prices), changes in applicable Legal Requirements or GAAP, or actions required by this Agreement. For the avoidance of doubt, the following shall not constitute, or be taken into account in determining the existence of, an Intervening Event: (A) any breach of this Agreement by the Company; (B) any event, development, occurrence, circumstance, change or effect resulting directly or indirectly from the negotiation, execution, announcement or pendency of this Agreement or the Transactions (including any effect on the relationships of the Acquired Companies with employees, customers, suppliers, distributors, partners, licensors, licensees, lenders or other third parties, or relating to the identity of, or communications by, Parent or its Affiliates); (C) any change in the trading price or trading volume of the Shares or any change in the Company’s credit rating (it being understood that the underlying causes thereof may be taken into account in determining whether an Intervening Event has occurred to the extent not otherwise excluded in this definition); (D) the fact that the Company has met or exceeded any internal or published projections, forecasts, revenue or earnings guidance or expectations of the Company or any analysts (it being understood that the underlying causes thereof may be taken into account in determining whether an Intervening Event has occurred to the extent not otherwise excluded in this definition); or (E) any change in, or compliance with, any Legal Requirement or GAAP (or interpretation thereof) after the Agreement Date.

IRB. “IRB” means any independent body (a review board or a committee, institutional, regional, national or supranational), including ethics committees constituted of medical professionals and non-medical members, whose responsibility it is to ensure the protection of the rights, safety and well-being of human subjects involved in a trial and to provide public assurance of that protection, by, among other things, reviewing and approving / providing favorable opinion on, a trial protocol, the suitability of investigator(s), facilities and the methods and material to be used in obtaining and documenting informed consent of the trial subjects and includes any such entity as described in 21 C.F.R. Part 56, Article 2 of Regulation (EU) No. 536/2014 or equivalent of the foregoing in any applicable jurisdiction.

IRS. “IRS” means the U.S. Internal Revenue Service.

knowledge. “knowledge” with respect to an Entity means with respect to any matter in question the actual knowledge, after reasonable inquiry, of such Entity’s executive officers.

Leased Real Property. “Leased Real Property” is defined in Section 2.7(b) of the Agreement.

Legal Proceeding. “Legal Proceeding” means any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, summons, qui tam action or investigation commenced, brought, conducted or heard (whether formally or informally, whether publicly or privately) by or before, or otherwise involving, any Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” means any national, supranational, EU, federal, state, local, municipal, foreign or other law, statute, constitution, treaty, resolution, ordinance, common law, code, order, edict, decree, rule, regulation, directive, decision, certification standard, ruling, judgment, award or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of Nasdaq or another stock exchange). Any specific references to Legal Requirement or any portion thereof will be deemed to include all then-current amendments thereto or any replacements or successor instrument.

Material Adverse Effect. “Material Adverse Effect” means any event, development, occurrence, circumstance, change or effect which, individually or when taken together with all other events, developments, occurrences, circumstances, changes or effects has had or would reasonably be expected to have a material adverse effect on (a) the ability of the Company to consummate the Transactions on or before the End Date, or (b) the business, assets, liabilities, financial condition or results of operations of the Acquired Companies, taken as a whole; provided, however, that, for purposes of this clause (b) only, none of the following shall be deemed to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect: (i) any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings; provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (ii) any event, development, occurrence, circumstance, change or effect directly resulting from the announcement, pendency or performance of the Transactions; provided that this clause (ii) shall not apply to the foregoing clause (a) to the extent arising from any breach of this Agreement by the Company of any representation or warranty (or condition to the consummation of the Merger relating to such representation or warranty) to the extent the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of this Agreement or the pendency, performance or consummation of the Transactions (including the Merger), including any representations or warranties contained in Section 2.8(j), Section 2.16(l), Section 2.20 or Section 2.22; (iii) any event, development, occurrence, circumstance, change or effect generally affecting the industries in which the Acquired Companies operate or in the economy generally or other general business, financial or market conditions; (iv) any event, development, occurrence, circumstance, change or effect arising from fluctuations in the value of any currency or interest rates; provided that the underlying causes of such event, development, occurrence, circumstance, change or effect may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (v) any event, development, occurrence, circumstance, change or effect arising from any act of terrorism, war, national or international calamity, natural disaster, acts of god, epidemic, pandemic or any other similar event; (vi) the failure of the Company to meet internal or analysts’ expectations or projections; provided that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (vii) any event, development, occurrence, circumstance, change or effect resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates; (viii) any event, development, occurrence, circumstance, change or effect arising from any change in, or any compliance with or action taken solely for the purpose of complying with any change in, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP) after the Agreement Date; or (ix) occurrence, circumstance, change or effect arising from the matters set forth on Schedule A of the Company Disclosure Schedule; provided that any event, development, occurrence, circumstance, change or effect referred to in the foregoing clauses (iii), (iv), (v) and (viii) shall be taken into account in determining whether there is, or would be reasonably expected to be, a Material Adverse Effect to the extent such event, development, occurrence, circumstance, change or effect disproportionately affects the Acquired Companies relative to other participants in the industries in which the Acquired Companies operate.

Material Contract. “Material Contract” is defined in Section 2.9(a) of the Agreement.

Maximum Amount. “Maximum Amount” is defined in Section 5.4(b) of the Agreement.

Merger. “Merger” is defined in the Introduction to the Agreement.

Merger Consideration. “Merger Consideration” is defined in the Introduction to the Agreement.

Merger Proxy Statement. “Merger Proxy Statement” is defined in Section 2.4(h) of the Agreement.

Merger Sub. “Merger Sub” is defined in the preamble to the Agreement.

Nasdaq. “Nasdaq” means The Nasdaq Global Select Market.

Negotiation Period. “Negotiation Period” means the period (a) beginning on the date that Merger Sub receives a Determination Notice with respect to a Superior Offer in accordance with Section 5.1(b)(i) or an Intervening Event in accordance with Section 5.1(b)(ii), and (b) ending at 11:59 p.m. Eastern Time on the fourth Business Day after such date; provided that with respect to any Determination Notice given in respect of a material amendment to a Superior Offer for which a Determination Notice was previously given, the Negotiation Period shall end on the later of (x) the date and time on which the Negotiation Period was initially scheduled to end in respect of the initial Determination Notice with respect to such Superior Offer, and (y) 11:59 p.m. Eastern Time on the third Business Day after the date that Merger Sub received the Determination Notice with respect to the material amendment to such Superior Offer.

Non-U.S. Plan. “Non-U.S. Plan” means any Employee Plan that is maintained outside of the United States.

OFAC. “OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

Out-bound License. “Out-bound License” is defined in Section 2.8(f) of the Agreement.

Parent. “Parent” is defined in the preamble to the Agreement.

Parent 401(k) Plan. “Parent 401(k) Plan” is defined in Section 5.3(e) of the Agreement.

Parent Common Share. “Parent Common Share” means a share of common stock of Parent.

Parent Material Adverse Effect. “Parent Material Adverse Effect” means any effect, change, event or occurrence that would or would reasonably be expected to, individually or in the aggregate, have a material adverse effect on the ability of Parent or Merger Sub to perform any of their material obligations under this Agreement or to consummate the Transactions on or before the End Date.

Parent Pro Forma Information. “Parent Pro Forma Information” means (A) the proposed aggregate amount of debt financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt financing, and (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments in each case arising from the Transactions.

Parent Share Price. “Parent Share Price” means the average of the volume weighted averages of the trading prices of Parent Common Shares on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company in good faith) on each of the 20 consecutive trading days ending on (and including) the trading day that is two trading days prior to the Closing Date.

Parties. “Parties” means Parent, Merger Sub and the Company.

Patents. “Patents” is defined in the definition of Intellectual Property Rights.

Patient Assistance Program. “Patient Assistance Program” is defined in Section 4.2(b)(xxi) of the Agreement.

Paying Agent. “Paying Agent” is defined in Section 1.6(a) of the Agreement.

Payment Fund. “Payment Fund” is defined in Section 1.6(a) of the Agreement.

Payoff Letter. “Payoff Letter” is defined in Section 5.10 of the Agreement.

Permitted Encumbrance. “Permitted Encumbrance” means (a) any statutory liens for Taxes (i) that are not due and payable, or (ii) the validity of which is being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted, or which arise, in the ordinary course of business as to which there is no default, (c) with respect to leased property, any interest in title of the lessor under the applicable lease (other than a capital lease) entered into by any Acquired Company in the ordinary course of business and under which there is no default by any Acquired Company, (d) non-exclusive licenses of Intellectual Property Rights entered in the ordinary course of business, (e) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business consistent with past practice and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report, (f) Encumbrances securing the obligations of the Acquired Companies under the Senior Secured Term Loan Agreement, and (g) Encumbrances created or incurred in connection with any Indebtedness permitted to be established or incurred under Section 4.2(b)(xii).

Person. “Person” means any individual, Entity or Governmental Body.

Personal Information. “Personal Information” means any information that (a) identifies or could reasonably be used, alone or in combination with other information held by any Acquired Company, to identify an individual, (b) is subject to any Legal Requirement governing the privacy of individuals, or, (c) constitutes “personally identifiable information,” “personal data,” “individually identifiable health information,” “protected health information,” “nonpublic personal information,” “consumer health data” or similarly defined personal information under applicable Legal Requirements.

PFIC. “PFIC” is defined in Section 2.14(o) of the Agreement.

PHSA. “PHSA” means the United States Public Health Service Act (42 U.S.C.§ 262 et seq.) and all related rules, regulations and guidelines.

Pre-Closing Period. “Pre-Closing Period” is defined in Section 4.1(a) of the Agreement.

Pricing Approval. “Pricing Approval” means with respect to any country or jurisdiction where a Governmental Body authorizes reimbursement or access, or approves or determines pricing, for pharmaceutical or biologic products, receipt (or publication, if required to make such authorization, approval or determination effective) of such reimbursement or access, authorization or pricing approval or determination (as the case may be).

Privacy and Security Requirements. “Privacy and Security Requirements” is defined in Section 2.8(m).

Process or Processing or Processed. “Process” or “Processing” or “Processed” means with respect to Personal Information, the use, access, acquisition, collection, receipt, processing, aggregation, storage, adaption, alteration, transfer (including cross-border transfers), retrieval, disclosure, dissemination, combination, erasure, disposal, destruction or anonymization of such Personal Information, or any other operation or set of operations that is performed on data or on sets of data, in each case, whether or not by automated means.

Product. “Product” means each biologic, drug, combination product, compound, device or product candidate being developed, tested, labeled, manufactured, distributed, stored, marketed, sold or otherwise Exploited by an Acquired Company and inclusive of any such product candidates.

Prohibited Modification. “Prohibited Modification” is defined in Section 5.12(a) of the Agreement.

Registered IP. “Registered IP” means all Patents, Trademarks and Copyrights that are registered or issued under the authority of any Governmental Body, and all applications for any of the foregoing, and all Domain Name registrations.

Regulatory Filings. “Regulatory Filings” is defined in Section 5.2(b) of this Agreement.

Release. “Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage or disposal systems.

Representatives. “Representatives” means officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors and other advisors and representatives.

Required Amount. “Required Amount” is defined in Section 3.7(b) of the Agreement.

Required Financing Information. “Required Financing Information” means (a) the financial statements provided pursuant to Section 2.4 and the financial information required by Section 2(c) of Exhibit B of the Debt Commitment Letter, (b) with respect to the Required Financing Information described in the foregoing clause (a), drafts of customary comfort letters to the Financing Sources, including customary negative assurance comfort, from such independent auditors, and, at pricing of any offering, final comfort letters and bringdown comfort letters, and (c) such other pertinent and customary information regarding the Acquired Companies (including their assets) reasonably requested by Parent to the extent that such information is required in connection with the Financing or of the type and form customarily included in offering memoranda for a registered offering of debt securities or an offering of debt securities issued pursuant to Rule 144A or another exemption from registration under the Securities Act (including financial statements necessary for auditors to issue comfort letters contemplated in the Debt Commitment Letter). Notwithstanding anything to the contrary in the foregoing clauses (a) through (c), nothing in this Agreement will require the Company to provide any (i) financial statements of the Company or any of its Subsidiaries, other than the financial statements included in the Required Financing Information, (ii) description of all or any portion of the Financing, including any “description of notes” or “description of other indebtedness,” (iii) risk factors relating to all or any component of the Financing (excluding information that is historical financial information of the Acquired Companies) or other forward-looking statements relating solely to the Financing or any component thereof, including any such description to be included in liquidity and capital resources disclosure, (iv) any information required by Rule 3-03(e), 3-09, 3-10, 3-16, 13-01 or 13-02 of Regulation S-X or Item 302 of Regulation S-K, (v) any Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K or the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A including Item 404 of Regulation S-K, (vi) any Parent Pro Forma Information, (vii) any information not reasonably available to the Company under its current reporting systems or consistently maintained in the ordinary course of its business, (viii) information to the extent that the provision thereof would (x) violate applicable Legal Requirements or any obligation of confidentiality binding upon the Acquired Companies or (y) waive any privilege that may be asserted by the Acquired Companies, (ix) any information customarily provided by the Financing Sources, any financing source, any party to the Debt Commitment Letters or their respective counsel, including information that would customarily be provided by an underwriter or initial purchaser in a customary offering memorandum for private placements of high-yield non-convertible debt securities under Rule 144A promulgated under the Securities Act, (x) information regarding affiliate transactions that may exist following consummation of the Merger or the other transactions contemplated by this Agreement (unless any Acquired Company was party to any such transactions prior to consummation of the Merger), (xi) information regarding any post-Merger Closing pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments, pro forma financial statements or other pro forma information, projections or prospective information, (xii) any financial information with respect to the Acquired Companies on a non-consolidated basis or any stand-alone financial statements for any Acquired Company, other than to the extent prepared in the ordinary course of business, (xiii) any new performance metrics of the Company or financial information that is not reasonably available and obtained without undue effort or expense by the Company from the books and records of the Acquired Companies or historically prepared or maintained in the ordinary course of business, or (xiv) any information concerning or involving only Persons other than the Acquired Companies (collectively, the “Excluded Information”).

The parties hereto agree that the filing by the Company with the SEC of an Annual Report on Form 10-K or a Quarterly Report on Form 10-Q that includes any financial statements or other information of the Company included in the Required Financing Information or to be provided pursuant to Section 5.11 will be deemed to satisfy any requirement to deliver such financial statements or other information to Parent so long as such information is Compliant and (y) shall be deemed to have been delivered on the earliest date on which (1) the Company posts such documents, or provides a link thereto, on the Company’s website on the Internet, (2) such documents are posted on the Company’s behalf on Datasite or another website, if any, to which the parties hereto have access (whether a commercial, third-party website or whether sponsored by the parties hereto) or (3) such financial statements and/or other documents are posted on the SEC’s website on the internet at www.sec.gov.

Sanctioned Country. “Sanctioned Country” means any country or territory that is or has been the subject of a comprehensive embargo under Sanctions Laws at any point since April 24, 2019, including, but not limited to, Cuba, Iran, North Korea, Syria (until July 1, 2025) or the Crimea, “Donetsk People’s Republic,” and “Luhansk People’s Republic” regions of Ukraine.

Sanctioned Person. “Sanctioned Person” means any Person, aircraft or vessel that is the subject or target of Sanctions Laws, including, any Person (a) listed on any list of sanctioned persons maintained by the United Nations or the governments of the United States, the United Kingdom, the European Union or any of its member states, or any other relevant Governmental Body, including, but not limited to, (i) the “Specially Designated Nationals and Blocked Persons” list maintained by OFAC, or (ii) the Entity List or Military End User List maintained by the U.S. Department of Commerce’s Bureau of Industry and Security, (b) located in, resident in or incorporated in, a Sanctioned Country, and (c) any Person which is 50% or more owned, directly or indirectly, individually or in the aggregate, or otherwise controlled, by any Person in clauses (a)(i) or (b) of this definition.

Sanctions Laws. “Sanctions Laws” means the Legal Requirements relating to economic or trade sanctions administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations or the governments of the United Kingdom, the European Union, any European Union member state, and any other relevant Governmental Body.

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” is defined in Section 2.4(a) of the Agreement.

SEC. “SEC” means the United States Securities and Exchange Commission.

SEC Clearance Date. “SEC Clearance Date” is defined in Section 4.4(b) of the Agreement.

Securities Act. “Securities Act” means the Securities Act of 1933.

Security Breach. “Security Breach” is defined in Section 2.8(n) of the Agreement.

Senior Secured Term Loan Agreement. “Senior Secured Term Loan Agreement” means the Loan Agreement, dated as of October 2, 2023 (as amended by that certain First Amendment to Loan Agreement, dated as of April 28, 2025, and as further amended by that certain Second Amendment to Loan Agreement, dated June 16, 2025), between the Company, as borrower, certain subsidiaries of the Company, as the other credit parties, Wilmington Trust National Association, as agent, Blackstone Alternative Credit Advisors LP and Blackstone Life Sciences Advisors L.L.C., collectively as Blackstone representative, and the lenders from time to time party thereto, as amended from time to time, together with the “Collateral Documents” (as such term is defined therein).

Shares. “Shares” is defined in the Introduction to the Agreement.

Specified Agreement. “Specified Agreement” is defined in Section 7.1(e) of the Agreement.

Specified Antitrust Authority. “Specified Antitrust Authority” means (a) any U.S. federal or state Governmental Body or (b) any non-U.S. or supranational Governmental Body listed on Section 5.2(b) of the Company Disclosure Schedule to the extent such Governmental Body’s waiting period, clearance, consent or approval is required under Antitrust Laws in connection with the Transactions.

Specified Governmental Body. “Specified Governmental Body” is defined in Section 6.1(c) of the Agreement.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

Superior Offer. “Superior Offer” means a bona fide written Acquisition Proposal that the Board of Directors determines, in its good faith judgment, after consultation with the Company’s outside legal counsel and financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Board of Directors deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions (including after giving effect to proposals, if any, made by Parent pursuant to Section 5.1(b)(i)); provided that (x) for purposes of the definition of “Superior Offer,” the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “80%”, and (y) the reference to “license”, “partnership”, “collaboration” and “revenue-sharing arrangement” in the definition of Acquisition Proposal shall be disregarded and deemed deleted.

Surviving Corporation. “Surviving Corporation” is defined in the Introduction to the Agreement.

Takeover Laws. “Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including, for the avoidance of doubt, Section 203 of the DGCL).

Tax. “Tax” means any federal, state, local or non-U.S. or other tax (including any net income tax, gross income tax, franchise tax, capital gains tax, gross receipts tax, gross profits tax, branch profits tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, excise tax, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, service tax, property tax, escheat or unclaimed property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, duty (including any customs duty) or other tax or charge in the nature of a tax, imposed, assessed or collected by or under the authority of any Governmental Body, together with any interest, penalties or additions to tax amounts imposed thereon, with respect thereto, or related thereto.

Tax Return. “Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, form, election, certificate or other document or information filed or required to be filed with any Governmental Body in connection with the determination, assessment, collection or payment of any Tax and any attachments thereto or amendments thereof.

Termination Fee. “Termination Fee” is defined in Section 7.3(b) of the Agreement.

Trademarks. “Trademarks” is defined in the definition of Intellectual Property Rights.

Trade Secrets. “Trade Secrets” is defined in the definition of Intellectual Property Rights.

Transactions. “Transactions” means (a) the execution and delivery of the Agreement, and (b) all of the transactions contemplated by the Agreement, including the Merger.

Transfer Taxes. “Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed, assessed or collected by or under the authority of any Governmental Body, together with any interest, penalties or additions to tax amounts imposed thereon, with respect thereto, or related thereto.

Treasury Regulations. “Treasury Regulations” means the final and temporary regulations issued under the Code.

WARN Act. “WARN Act” is defined in Section 2.15(d) of the Agreement.

Willful Breach. “Willful Breach” means (a) with respect to any covenant of a Party, a material breach thereof that is a consequence of an act or failure to act by a Party with the actual knowledge that the taking of such act or failure to act would cause, or would reasonably be expected to result in, such material breach and (b) with respect to any representation or warranty of a Party, a material breach thereof where such breach occurred with such Party’s intention that such representation or warranty would be breached.

ANNEX I

CERTIFICATE OF INCORPORATION

OF

AMICUS THERAPEUTICS, INC.

FIRST

The name of the corporation is Amicus Therapeutics, Inc., (the “Company”).

SECOND

The Company’s registered office in the State of Delaware is located at 251 Little Falls Drive, City of Wilmington, County of New Castle, 19808. Its registered agent at such address is Corporation Service Company.

THIRD

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (“DGCL”) or any successor statute.

FOURTH

The total number of shares of stock that the Company shall have authority to issue is 100 shares of capital stock, all of which shall be designated Common Stock, having a par value of $0.001 per share.

FIFTH

The following provisions are inserted for the management of the business and the conduct of the affairs of the Company, and for further creation, definition, limitation and regulation of the powers of the Company and its directors, officers and stockholders:

(1) The business and affairs of the Company shall be managed by or under the direction of the Board of Directors of the Company (the “Board of Directors”).

(2) The Board of Directors is expressly authorized to make, adopt, alter, amend, change, add to or repeal the bylaws of the Company (the “Bylaws”), without any action on the part of the stockholders, but the stockholders may make additional bylaws and may alter, amend or repeal any bylaw whether adopted by them or otherwise. The Company may in its bylaws confer powers upon the Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law.

(3) The number of directors of the Company shall be as from time to time fixed by, or in the manner provided in, the Bylaws. Election of directors need not be by written ballot unless the Bylaws shall so provide.

(4) No director or officer of the Company shall be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director or officer, notwithstanding any provision of law imposing such liability; provided, however, that to the extent required from time to time by applicable law, this Article FIFTH shall not eliminate or limit the liability of a director or officer, to the extent such liability is provided by applicable law, (i) for any breach of the director or officer’s duty of loyalty to the Company or its stockholders, (ii) for a director’s or officer’s acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) of a director pursuant to Section 174 of the DGCL, (iv) for any transaction from which the director or officer derived an improper personal benefit or (v) of an officer in any action by or in the right of the corporation. Any amendment, repeal or modification of this Article FIFTH shall not adversely affect any right or protection of such director or officer of the Company existing at the time of such amendment, repeal or modification with respect to acts or omissions occurring prior to such amendment, repeal or modification.

(5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company, subject, nevertheless, to the provisions of the DGCL, this Certificate of Incorporation, and any bylaws adopted by the stockholders; provided, however, that no bylaws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such bylaws had not been adopted.

SIXTH

Meetings of the stockholders may be held within or outside the State of Delaware, as the Bylaws may provide. The books of the Company may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or imposed by other provisions of this Certificate of Incorporation, the Bylaws, the DGCL, or other applicable law, or by any contract or agreement to which the Company is or may become a party.

2

SEVENTH

The Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this express reservation.

[Signature Page Follows]

3

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation this [*] day of [*], [*].

AMICUS THERAPEUTICS, INC.

By:
Name:
Title:

[Signature Page to Certificate of Incorporation]